

# 2011 ANNUAL REPORT



MOLINA® HEALTHCARE

Your Extended Family.

# About Us

## Company Profile

Molina Healthcare, Inc. provides quality and cost-effective Medicaid-related solutions to meet the health care needs of low-income families and individuals and to assist state agencies in their administration of the Medicaid program. Molina's licensed health plans in California, Florida, Michigan, Missouri, New Mexico, Ohio, Texas, Utah, Washington, and Wisconsin currently serve approximately 1.7 million members, and the Company's subsidiary, Molina Medicaid Solutions, provides business processing and information technology administrative services to Medicaid agencies in Idaho, Louisiana, Maine, New Jersey, and West Virginia, as well as drug rebate administration services in Florida. More information about Molina Healthcare can be obtained at www.molinahealthcare.com.

## Historical Highlights

**Membership (thousands)**


1,149
1,256
1,455
1,613
1,697
'07
'08
'09
'10
'11

**Premium Revenues ($ millions)**


$2,462
$3,091
$3,660
$3,990
$4,603
'07
'08
'09
'10
'11

**EBITDA[1] ($ millions)**


$126
$141
$90
$166
$155
'07
'08
'09
'10
'11

[1] EBITDA is a non-GAAP financial measure.

**Diluted Earnings Per Share (split adjusted)**


$1.35
$1.43
$0.79
$1.32
$0.45[2]
'07
'08
'09
'10
'11

[2] includes non-cash Missouri health plan impairment charge of ($1.34) per diluted share.

## Annual Meeting

**The annual meeting of stockholders will be held on Wednesday, May 2, 2012, at 10:00 a.m. local time, at:**

**Molina Center**
300 Oceangate, Suite 950
Long Beach, CA 90802

(562) 435-3666



MOLINA® HEALTHCARE | Your Extended Family

# Financial Highlights

| (Amounts in thousands, except net income per share) | Year Ended December 31, 2011 | 2010 |
|---|---|---|
| **Revenue:** | | |
| Premium revenue | $ 4,603,407 | $ 3,989,909 |
| Service revenue | 160,447 | 89,809 |
| Investment income | 5,539 | 6,259 |
| Rental income | 547 | — |
| Total revenue | 4,769,940 | 4,085,977 |
| **Operating Costs and Expenses:** | | |
| Medical care costs | 3,859,994 | 3,370,857 |
| Cost of service revenue | 143,987 | 78,647 |
| General and administrative expenses | 415,932 | 345,993 |
| Premium tax expenses | 154,589 | 139,775 |
| Depreciation and amortization | 50,690 | 45,704 |
| Total operating costs and expenses | 4,625,192 | 3,980,976 |
| Impairment of goodwill and intangible assets | 64,575 | — |
| Operating income | 80,173 | 105,001 |
| Interest expense | 15,519 | 15,509 |
| Income before income taxes | 64,654 | 89,492 |
| Provision for income taxes | 43,836 | 34,522 |
| Net income | $ 20,818 | $ 54,970 |
| | | |
| Net income per share[(1)]: | | |
| Basic | $ 0.45 | $ 1.34 |
| Diluted | $ 0.45 | $ 1.32 |
| Weighted average shares outstanding[(1)]: | | |
| Basic | 45,756 | 41,174 |
| Diluted | 46,425 | 41,631 |
| | | |
| **Operating Statistics:** | | |
| Ratio of medical care costs paid directly to providers to premium revenue | 81.7% | 82.4% |
| Ratio of medical care costs not paid directly to providers to premium revenue | 2.2% | 2.1% |
| Medical care ratio[(2)] | 83.9% | 84.5% |
| General and administrative expense ratio[(3)] | 8.7% | 8.5% |
| Premium tax ratio[(2)] | 3.4% | 3.5% |
| Effective tax rate | 67.8% | 38.6% |

(1) All applicable share and per-share amounts reflect the retroactive effects of the three-for-two common stock split in the form of a stock dividend that was effective May 20, 2011.

(2) Medical care ratio represents medical care costs as a percentage of premium revenue; premium tax ratio represents premium taxes as a percentage of premium revenue.

(3) Computed as a percentage of total revenue.

# To Our Stockholders

I am pleased to report that Molina Healthcare built upon a very successful 2010 and performed extremely well again last year. We entered 2011 with a sound strategy that we executed in a way that improved our performance and made us stronger. We laid foundations for future growth, achieving certification of our Medicaid management information system in Maine, winning large contract awards in Texas, serving more of the aged, blind or disabled in California, and preparing for opportunities in many of our states to serve those who are dually eligible for Medicaid and Medicare.

Though we operate in an extremely challenging and complex reimbursement environment – where 60% of the states in which we do business actually cut their premium rates in fiscal 2011 – we achieved very positive financial results. Our cash flow from operations of $225 million in 2011 was a record for our company.

While we reported earnings of only $0.45 for the full year, those results were severely impacted by a non-cash impairment charge associated with the loss of our Missouri health plan contract, which will expire without renewal on June 30, 2012. Were it not for the loss of our Missouri contract, which represented only 5% of our 2011 revenue, we would have reported diluted earnings per share of $1.79 for the year, which would have also been another record for the Company.

A key driver of our performance in 2011 was our ability to manage medical costs and hospital utilization by our members in ways that make the most effective use of health care resources while ensuring access to excellent care and promoting better overall health outcomes.

While our established health plans continued to grow, we also became more firmly situated in key states such as Texas and Florida, where our presence is relatively new. In addition, with the growth of our Medicaid management information systems business, we strengthened our ability to serve state government clients at multiple points on the Medicaid continuum. We believe that as the need for cost-effective care leads states to move more Medicaid beneficiaries into managed care programs, our experience and proven performance, combined with our position as the most diversified company in our industry, leave us well positioned to capitalize on those opportunities.

## Growing from a Position of Strength

In all but three of the states where we operate health plans, our programs are well established. Such operational maturity is reflected in the success of those plans as they've been able to apply the experience and expertise they acquired over time, achieving growth and solid performance amid a flat or decreasing reimbursement environment.

For example, at our Michigan health plan, one of our operationally mature plans, we worked with hospitals on concurrent review and observation of patients admitted to the emergency room. All too often, emergency room visits turn into hospital admissions before a diagnosis has been confirmed. We are helping turn more of those visits into one-day observation stays and reducing unnecessary hospitalizations without compromising access or quality of care. Our efforts in Michigan have been very successful in helping us control costs, and now we are expanding this program to other markets. It's efforts like these that reduced our overall hospital utilization in 2011. For our members, that trend doesn't mean less care; it means better care. It means patients are receiving services that are more coordinated and that their chronic conditions are managed in ways that help keep them healthier and out of the hospital.

While our legacy plans performed strongly, we focused particular attention on our newer plans in Florida, Texas and Wisconsin in 2011. Even though newer markets present challenges, we did not lose our focus on the long term. A small initial presence in a market impacts our ability to negotiate with providers early on, but as we grow in size and build relationships over time, stronger performance follows. In Florida, despite severe reimbursement pressures, our plan's year-over-year performance improved between 2010 and 2011. Our strong management team there has implemented a comprehensive medical cost-reduction plan that will lay the groundwork for even better performance in the state moving forward. In Texas, we faced a short-term challenge in the form of high utilization. Here, too, we are following a comprehensive cost management approach that addresses provider issues, utilization and unit costs. At the same time we are steadily growing our market presence in Texas, which will strengthen our position there as the state expands its Medicaid managed care program. Last year, we won new contracts to administer the STAR and STAR+PLUS programs in the El Paso and Hidalgo (South Rio Grande Valley) service areas, as well as the STAR and CHIP programs in the Dallas service area.

## A Continuum of Services — and New Opportunities

We believe we have gained a real competitive advantage in recent years by greatly increasing our ability to serve clients more comprehensively.

Along with beneficiaries of the TANF (Temporary Assistance to Needy Families) program, who make up nearly 80% of our plan membership, we also serve a fast growing number of aged, blind or disabled (ABD) patients, along with recipients of the Children's Health Insurance Program (CHIP) – uninsured children whose parents do not qualify for Medicaid – and a relatively small but strategically important group of dual eligibles who qualify for both Medicaid and Medicare.

Starting in 2010, we broadened the scope of our services – and the foundation on which to build future growth – with our entry into the Medicaid management information systems business. Through Molina Medicaid Solutions (MMS), which processes Medicaid transactions and delivers related IT services to state clients, we diversified our services, expanded our presence to five new states, and positioned ourselves to pursue opportunities in states that lack Medicaid managed care programs. We diversified our revenue streams, too, establishing Molina in a fee-based, non-risk side of the Medicaid field. The business is focused on the same Medicaid agency client base as our traditional managed care plans, is scalable, and leverages our technology platform. State Medicaid agencies can now enjoy an integrated solution to manage the care of their Medicaid beneficiaries, administer the flow of related information seamlessly, meet new coding requirements, meet emerging standards for combating fraud and abuse, and ensure good stewardship over public dollars.

## Making the Most of Medicaid Growth

We compete in an industry that is both large and growing and within that industry, the government health care sector, where the opportunities are especially attractive. Today, state governments face no bigger economic issue than rising health care costs. In fact, most states now spend more on health care than they devote to public education. We believe that for the foreseeable future, fiscal pressures on the states will continue to intensify. Enhanced federal matching funds, which provided some temporary relief to state budgets, have expired. Meanwhile, we expect that the expansion of Medicaid under the Affordable Care Act will bring 16 million more Americans into the program by 2019. The absolute necessity to control these costs will drive more states to shift their Medicaid patients from costly, reactive and episodic fee-for-service models into managed care. As a result of these converging trends, the Medicaid pipeline across the country continues to expand. We also believe that because of our experience, track record for effectively managing both costs and utilization, and our diversified suite of services, Molina is poised to capitalize on this growing opportunity.





We are positioned even more strongly to capitalize on the growth of managed care services to the dual-eligible population. Dual eligibles are individuals who qualify for both Medicare and Medicaid services. Medicare covers hospitalization, physician services, lab and x-ray services, durable medical equipment, as well as outpatient and other services. Medicaid, on the other hand, covers their Medicare premiums and cost sharing, and – for those below certain income and asset thresholds – long-term care services and prescription drugs.

While dual eligibles account for approximately 15% of Medicaid enrollees nationwide, they contribute almost 40% of the cost – an estimated $300 billion each year. They also tend to have multiple chronic health conditions, including a higher than average degree of behavioral health issues. These patients are forced to navigate a system with two sets of providers, benefits, and even enrollment cards. This fragmentation can result in unnecessary, duplicative, or missed services. As a result, Medicare and Medicaid spending on these patients is five times higher than that for Medicare beneficiaries. As the federal government now clearly recognizes, dual eligibles are ideal candidates for managed care.

We are uniquely situated to serve this population, which represents a natural extension of our business. Our dual-eligible Medicare special needs plan ranks as the eighth-largest in the country. We are already established in the three states with the largest dual-eligible populations: California, Florida and Texas. These states are also among those to which the Centers for Medicare & Medicaid Services (CMS) has awarded planning grants for migrating dual-eligible beneficiaries into managed care. These three states also stand to experience the greatest growth in traditional Medicaid managed care patients over the next five years. While dual eligibles currently comprise just 2% of our members, they represent a great growth opportunity for us, and we intend to make the most of it.

## Diversification through Primary Care

Of course, let's not forget that Molina Healthcare is among the very few companies in our field with its own primary care clinics, providing another strategically important element of diversification. What some might view as a legacy actually provides us with a unique advantage that we believe will become more important over time, given the trends that affect our industry. For example, the proposed expansion of Medicaid in the coming years, combined with an increasingly aging population, will exacerbate the shortage of physicians who serve Medicaid patients. We have the ability, however, to strategically situate clinics in areas of physician shortages, providing our members with quick, consistent access to salaried staff physicians. In addition, having our own clinics better equips us to serve certain patient populations, such as aged, blind or disabled recipients and dual eligibles – market segments that are of growing importance to us. Our clinics also help us to maintain greater control over costs and achieve better economies of scale, because they tend to see large volumes of similar types of patients. Finally, we have learned through experience that seeing our plan members in our clinics correlates with higher HEDIS scores (a tool used by health plans to measure performance on a range of dimensions of care and service), improved patient satisfaction, greater loyalty to the Molina brand name and, most important of all, quality outcomes.

At the beginning of last year, we operated 21 clinics in California, Washington and Virginia. During 2012 we have plans to open up approximately 15 more clinics in California, Utah, New Mexico, Texas, Florida and Ohio. While we will never seek to supplant our provider network of primary care physicians, we are slowly, carefully and selectively adding to the number of primary care facilities we operate, and we are investing in the corporate infrastructure to fuel more of this strategic growth.

## The Quality Imperative

Though managing medical costs is essential to our business, we remain equally focused on quality: quality care (and access to care), quality outcomes as well as quality cost management and information management for state clients. To us, quality also means accurate, timely payments to providers that minimize administrative red tape. As of the end of the year, nine of our ten Medicaid health plans had earned quality accreditations from the national committee for quality assurance (NCQA), this designation continues to represent the gold standard for quality-of-care accreditation agencies.

But, for us, NCQA accreditation is not the ultimate measure; it is only a milestone. From the beginning, quality has been a part of Molina Healthcare's corporate DNA. We also measure quality by the improvement in our HEDIS scores and by the level of patient satisfaction. And, we know that, no matter how well we measure up, there is always room to perform even better. Accordingly, we will make an even more coordinated effort over the next several years to work closely with our members as well as our providers so we can better understand – and respond to – their needs.

In other words, we continue to draw on our long experience to create wins for all our stakeholders.

## Looking to the Longer Term

Molina Healthcare began in 1980 with a mission to bring quality care to those who need it most, but can least afford it. It is at the heart of our organizational culture. Over three decades, we've remained committed to that mission as we've grown from a single primary care clinic in Southern California into a company with a national footprint. It is at the core of what makes Molina different and, we believe, the biggest single reason for our success. As we look toward an evolving health care marketplace that is moving steadily in our direction, we can draw on a unique combination of strengths: a legacy of physician-focused leadership; exceptional experience in the industry; a flexible delivery model that includes health plans, fiscal agents and direct delivery of care; and the most diversified service offerings and revenue sources in our field. No other health care organization can say that.

Our results for 2011 demonstrate that we are following the right approach for this environment and that the underlying fundamentals of our business continue to support our strategies and aspirations for the future.

We look forward to taking the next, exciting steps toward realizing those aspirations during 2012, and we are grateful, as ever, for your support and investment in our success.

Sincerely,

Joseph M Molina MD

J. Mario Molina, M.D.
President and Chief Executive Officer

# Corporate Information

## Board of Directors



**J. Mario Molina, MD**
Chairman of the Board, President and Chief Executive Officer, Molina Healthcare, Inc.



**John C. Molina, JD**
Chief Financial Officer, Molina Healthcare, Inc.



**Ronna E. Romney**
Director, Park-Ohio Holding Corporation



**John P. Szabo, Jr.**
Private Investor



**Sally K. Richardson**
Exec Director, Institute for Health Policy; Research Associate & VP, Health Services Ctr of WV University



**Steven Orlando, CPA**
Founder, Orlando Consulting



**Charles Z. Fedak, CPA, MBA**
Founder, Charles Z. Fedak & Co., CPAs



**Frank E. Murray, MD**
Retired Private Practitioner



**Garrey E. Carruthers, Ph.D.**
Dean, College of Business of New Mexico State University

## Officers & Key Executives

**J. Mario Molina, MD**
Chairman of the Board, President and Chief Executive Officer

**John C. Molina, JD**
Chief Financial Officer

**Terry P. Bayer, JD, MPH**
Chief Operating Officer

**Joseph W. White, CPA, MBA**
Chief Accounting Officer

**Jeff Barlow, JD, MPH**
General Counsel and Corporate Secretary

**Richard A. Hopfer, Jr.**
Chief Information Officer

**Stephen O'Dell, MHSA**
Senior Vice President, Growth & Corporate Development

**Juan José Orellana, MBA**
Vice President, Marketing & Investor Relations

## Corporate Data

**Corporate Headquarters**
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, CA 90802
(562) 435-3666 (phone)
(562) 437-1335 (fax)
www.MolinaHealthcare.com

**Independent Registered Public Accounting Firm**
Ernst & Young LLP
725 South Figueroa Street, 5th Floor
Los Angeles, CA 90017
(213) 977-3200 (phone)
(213) 977-3568 (fax)
www.ey.com

**Transfer Agent**
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
(800) 937-5449
www.amstock.com

**Common Stock**
The common stock of Molina Healthcare, Inc. is traded on the New York Stock Exchange (NYSE) under the symbol, MOH.

**NYSE Disclosures**
The certifications of our Chief Executive Officer and Chief Financial Officer required under the Sarbanes-Oxley Act are filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

**Forward-Looking Statements**
This annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements in this document that relate to prospective events or developments are forward-looking statements. Words such as "believes," "expects," "will," and similar expressions are intended to identify forward-looking statements about the expected future business and financial performance of Molina Healthcare. Forward-looking statements are based on management's current expectations and assumptions, which are subject to numerous risks, uncertainties, and potential changes in circumstances that are difficult to predict. Any of our forward-looking statements may turn out to be wrong, and thus you should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. For a list and description of some of the risks and uncertainties to which our forward-looking statements are subject, please refer to the discussion in this Annual Report under the caption, "Item 1A. Risk Factors," as well as to the additional risk factors described from time to time in our quarterly reports on Form 10-Q and our current reports on Form 8-K as filed with the Securities and Exchange Commission. Except to the extent otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any of our forward-looking statements.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission File Number 1-31719**

# MOLINA HEALTHCARE, INC.
**(Exact name of registrant as specified in its charter)**



| | |
|---|---|
| **Delaware** | **13-4204626** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |

**200 Oceangate, Suite 100, Long Beach, California 90802**
**(Address of principal executive offices)**

**(562) 435-3666**
**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Class | Name of Each Exchange on Which Registered |
|---|---|
| **Common Stock, $0.001 Par Value** | **New York Stock Exchange** |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | |
|---|---|
| Large accelerated filer ☒ | Accelerated filer ☐ |
| Non-accelerated filer ☐ (Do not check if a smaller reporting company) | Smaller reporting company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of Common Stock held by non-affiliates of the registrant as of June 30, 2011, the last business day of our most recently completed second fiscal quarter, was approximately $731 million (based upon the closing price for shares of the registrant's Common Stock as reported by the New York Stock Exchange, Inc. on June 30, 2011).

As of February 24, 2012, approximately 45,838,000 shares of the registrant's Common Stock, $0.001 par value per share, were outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2012 Annual Meeting of Stockholders to be held on May 2, 2012, are incorporated by reference into Part III of this Form 10-K.

**MOLINA HEALTHCARE, INC.**

**Table of Contents**
**Form 10-K**

# PART I

## Item 1: *Business*

Molina Healthcare, Inc. provides quality and cost-effective Medicaid-related solutions to meet the health care needs of low-income families and individuals, and to assist state agencies in their administration of the Medicaid program. Our business focuses exclusively on government-sponsored health care programs, and includes our Health Plans segment, our Molina Medicaid Solutions℠ segment, and our smaller direct delivery line of business. Our Health Plans segment consists of licensed health maintenance organizations serving Medicaid populations in ten states. Our Molina Medicaid Solutions segment provides design, development, implementation, and business process outsourcing solutions to Medicaid agencies in an additional five states. Our direct delivery line of business currently consists of 17 primary care community clinics in California, two clinics in Washington, and three county-owned clinics in Fairfax County, Virginia that we manage on behalf of the county. Dr. C. David Molina founded our company in 1980 as a provider organization serving the Medicaid population in Southern California. Today, we remain a provider-focused company led by his son, Dr. J. Mario Molina.

Our Health Plans segment currently operates Medicaid managed care plans in the states of California, Florida, Michigan, Missouri, New Mexico, Ohio, Texas, Utah, Washington, and Wisconsin that serve a total of approximately 1.7 million members. The health plans are operated by our respective wholly owned subsidiaries in those states, each of which is licensed as a health maintenance organization, or HMO. Our Health Plans segment derives its revenue principally in the form of premiums paid under Medicaid contracts with the states in which our health plans operate. While the health plans receive fixed per-member per-month, or PMPM, premium payments from the states, the health plans are at risk for the medical costs associated with their members' health care. Our Health Plans segment operates in a highly regulated environment, with stringent minimum capitalization requirements which limit the ability of our health plan subsidiaries to pay dividends to us.

Our Molina Medicaid Solutions segment provides design, development, implementation, and business process outsourcing solutions to state governments for their Medicaid Management Information Systems, or MMIS, a core information technology tool used to support the administration of state Medicaid and other health care entitlement programs. Our Molina Medicaid Solutions segment currently holds MMIS contracts with the states of Idaho, Louisiana, Maine, New Jersey, and West Virginia, as well as a contract to provide drug rebate administration services for the Florida Medicaid program. We added the Molina Medicaid Solutions segment to our business in May 2010 to expand our product offerings to include support of state Medicaid agency administrative needs; to reduce the variability in our earnings resulting from fluctuations in medical care costs; to improve our operating profit margin percentages; and to improve our cash flow by adding a business for which there are no restrictions on dividend payments.

From a strategic perspective, we believe our two business segments and our direct delivery business line allow us to participate in an expanding sector of the economy and continue our mission of serving low-income families and individuals eligible for government-sponsored health care programs. Operationally, our two business segments share a common systems platform, which allows for economies of scale and common experience in meeting the needs of state Medicaid programs. We also believe that we have opportunities to market to state Medicaid agencies various cost containment and quality practices used by our health plans, such as care management and care coordination, for incorporation into their own fee-for-service Medicaid programs.

Our principal executive offices are located at 200 Oceangate, Suite 100, Long Beach, California 90802, and our telephone number is (562) 435-3666. Our website is *www.molinahealthcare.com.*

Information contained on our website or linked to our website is not incorporated by reference into, or as part of, this annual report. Unless the context otherwise requires, references to "Molina Healthcare," the "Company," "we," "our," and "us" herein refer to Molina Healthcare, Inc. and its subsidiaries. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports, are available free of charge under the "investors" tab of our website, *www.molinahealthcare.com*, as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission, or SEC. Information regarding our officers and directors, and copies of our Code of Business Conduct and Ethics, Corporate Governance Guidelines, and our Audit, Compensation, Corporate Governance and Nominating Committee, and Compliance Committee Charters, are also available on our website. Such information is also available in print upon the request of any stockholder to our Investor Relations department at the address of our executive offices set forth above. In accordance with New York Stock Exchange, or NYSE, rules, on May 26, 2011, we filed the annual certification by our Chief Executive Officer certifying that he was unaware of any violation by us of the NYSE's corporate governance listing standards at the time of the certification.

Molina Healthcare, the Molina Healthcare logo, Molina Medicaid Solutions$^{sm}$ and motherhood matters!$^{sm}$ are registered servicemarks of Molina Healthcare, Inc.

**Our Industry**

*The Medicaid and CHIP Programs.* The Medicaid program is a federal entitlement program administered by the states. Medicaid provides health care and long-term care services and support to low-income Americans. Subject to federal rules, states have significant flexibility to structure their own programs in terms of eligibility, benefits, delivery of services, and provider payments. Medicaid is funded jointly by the states and the federal government. The federal government guarantees matching funds to states for qualifying Medicaid expenditures based on each state's federal medical assistance percentage, or FMAP. A state's FMAP is calculated annually and varies inversely with average personal income in the state. The average FMAP across all states currently about 59 percent, and ranges from a federally established FMAP floor of 50 percent to as high as 74 percent.

The most common state-administered Medicaid program is the Temporary Assistance for Needy Families program, or TANF (often pronounced "TAN-if"). Another common state-administered Medicaid program is for the aged, blind or disabled, or ABD, Medicaid members. In addition, the Children's Health Insurance Program, or CHIP, is a joint federal and state matching program that provides health care coverage to children whose families earn too much to qualify for Medicaid coverage. States have the option of administering CHIP through their Medicaid programs.

Each state establishes its own eligibility standards, benefit packages, payment rates, and program administration within broad federal statutory and regulatory guidelines. Every state Medicaid program must balance many potentially competing demands, including the need for quality care, adequate provider access, and cost-effectiveness. In an effort to improve quality and provide more uniform and more cost-effective care, many states have implemented Medicaid managed care programs. These programs seek to improve access to coordinated health care services, including preventive care, and to control health care costs. Under Medicaid managed care programs, a health plan receives capitation payments from the state. The health plan, in turn, arranges for the provision of health care services by contracting with a network of medical providers. The health plan implements care management and care coordination programs that seek to improve both care access and care quality, while controlling costs more effectively.

While many states have embraced Medicaid managed care programs, others continue to operate traditional fee-for-service programs to serve all or part of their Medicaid populations. Under fee-for-service Medicaid programs, health care services are made available to beneficiaries as they seek that care, without the benefit of a coordinated effort to maintain and improve their health. As a consequence, treatment is often postponed until medical conditions become more severe, leading to higher costs and more unfavorable outcomes. Additionally, providers paid on a fee-for-service basis are compensated based upon services they perform, rather than health outcomes, and therefore lack incentives to coordinate preventive care, monitor utilization, and control costs.

Because Medicaid is a state-administered program, every state must have mechanisms, policies, and procedures in place to perform a large number of crucial functions, including the determination of eligibility and the reimbursement of medical providers for services provided. This requirement exists regardless of whether a state has adopted a fee-for-service or a managed care delivery model. MMIS are used by states to support these administrative activities. The federal government typically reimburses the states for 90% of the costs incurred in the design, development, and implementation of an MMIS and for 50% of the costs incurred in operating an MMIS. Although a small number of states build and operate their own MMIS, a far more typical practice is for states to sub-contract the design, development, implementation, and operation of their MMIS to private parties. Through our Molina Medicaid Solutions segment, we now actively participate in this market.

In certain instances, states have elected to provide medical benefits to individuals and families who are not served by Medicaid. In New Mexico and Washington, our health plan segment participates in programs that are administered in a manner similar to Medicaid and CHIP, but without federal matching funds.

*Medicare Advantage Plans.* During 2011, each of our health plans in California, Florida, Michigan, New Mexico, Ohio, Texas, Utah, and Washington operated Medicare Advantage plans, each of which included a mandatory Part D prescription drug benefit. Our Medicare Advantage special needs plans, or SNPs, operate under the trade name, Molina Medicare Options Plus, and serve those beneficiaries who are dually eligible for both Medicare and Medicaid, such as low-income seniors and people with disabilities. Our Medicare Advantage Prescription Drug plans, or MA-PDs, operate under the trade name, Molina Medicare Options. Although our MA-PD benefit plans do not exclusively enroll dual eligible beneficiaries, the plans' benefit structure is designed to appeal to lower income beneficiaries. We believe offering these Medicare plans is consistent with our historical mission of serving low-income and medically underserved families and individuals. None of our health plans operate a Medicare Advantage private fee-for-service plan. Total enrollment in our Medicare Advantage plans at December 31, 2011 was approximately 31,000 members. Our 2011 premium revenues from Medicare across all health plans represented approximately 8.4% of our total premium revenues.

Overall, approximately 79% of our members are TANF, 11% are ABD, 8% are CHIP, and 2% are Medicare.

## Our Strengths

We focus on serving low-income families and individuals who receive health care benefits through government-sponsored programs within a managed care model. Additionally, we support state Medicaid agencies by providing them with comprehensive solutions to their MMIS development and operating needs. Our approach to our business is based on the following strengths:

*Comprehensive Medicaid Services.* We offer a complete suite of Medicaid services, ranging from quality care, disease management, and cost management through our Health Plans segment, to state-level MMIS administration through our Molina Medicaid Solutions segment, to the direct delivery of health care services at our clinics. We have the ability to draw upon our experience and expertise in each of these areas to enhance the quality of the services we offer in the others.

*Flexible Service Delivery Systems.* Our health plan care delivery systems are diverse and readily adaptable to different markets and changing conditions. We arrange health care services with a variety of providers, including independent physicians and medical groups, hospitals, ancillary providers, and our own clinics. Our systems support multiple types of contract models. Our provider networks are well-suited, based on medical specialty, member proximity, and cultural sensitivity, to provide services to our members. Our Molina Medicaid Solutions platform is based upon commercial off-the-shelf technology, or COTS. As a result, we believe that our Molina Medicaid Solutions platform has the flexibility to meet a wide variety of state Medicaid administrative needs in a timely and cost-effective manner.

*Proven Expansion and Acquisition Capability.* We have successfully replicated the business model of our health plan segment through the acquisition of health plans, the start-up development of new operations, and the transition of members from other health plans. The acquisition of our New Mexico and Wisconsin health plans demonstrated our ability to expand into new states. The establishment of our health plans in Utah, Ohio, Texas, and Florida reflects our ability to replicate our business model on a start-up basis in new states, while contract acquisitions in California, Michigan, and Washington have demonstrated our ability to expand our operations within states in which we were already operating.

*Administrative Efficiency.* We have centralized and standardized various functions and practices to increase administrative efficiency. The steps we have taken include centralizing claims processing and information services onto a single platform. We have standardized medical management programs, pharmacy benefits management contracts, and health education programs. In addition, we have designed our administrative and operational infrastructure to be scalable for cost-effective expansion into new and existing markets.

*Recognition for Quality of Care.* The National Committee for Quality Assurance, or NCQA, has accredited nine of our ten Medicaid managed care plans. Our Wisconsin plan acquired in September 2010 currently plans to seek NCQA accreditation in early 2014. We believe that these objective measures of the quality of the services that we provide will become increasingly important to state Medicaid agencies.

*Experience and Expertise.* Since the founding of our Company in 1980 to serve the Medicaid population in Southern California through a small network of primary care clinics, we have increased our membership to 1.7 million members, expanded our Health Plans segment to ten states, and added our Molina Medicaid Solutions segment. Our experience over the last 30 years has allowed us to develop strong relationships with the constituents we serve, establish significant expertise as a government contractor, and develop sophisticated disease management, care coordination and health education programs that address the particular health care needs of our members. We also benefit from a thorough understanding of the cultural and linguistic needs of Medicaid populations.

**Our Strategy**

Our objective is to provide a comprehensive suite of Medicaid-related services to meet the health care needs of low-income families and individuals and the state Medicaid agencies that serve them. To achieve our objective, we intend to:

*Continue to expand within existing markets.* We plan to continue our growth in existing markets by expanding our service areas and provider networks, increasing awareness of the Molina brand name, extending our services to new populations (including the aged, blind, or disabled), maintaining positive provider relationships, and integrating members from other health plans.

*Continue to enter new strategic markets.* We plan to continue to enter new markets through both acquisitions and by building our own start-up operations. For example, on September 1, 2010, we acquired for approximately $16.8 million Abri Health Plan, a provider of Medicaid managed care services in Wisconsin. We intend to focus our expansion in markets with competitive provider communities, supportive regulatory environments, significant size and, where practicable, mandated Medicaid managed care enrollment.

*Continue to provide quality cost-effective care.* We plan to use our strong provider networks and the knowledge gained through the operation of our clinics to further develop and utilize effective medical management and other coordinated programs that address the distinct needs of our members and improve the quality and cost-effectiveness of their care.

*Leverage operational efficiencies.* We intend to leverage the operational efficiencies created by our centralized administrative infrastructure and flexible information systems to earn higher margins on future revenues. We believe our administrative infrastructure has significant expansion capacity, allowing us to integrate new members from expansion within existing markets and enter new markets at lower incremental cost.

*Deliver administrative value to state Medicaid agencies.* As Medicaid expenditures increase, we believe that an increasing number of states will demand comprehensive solutions that improve both quality and cost-effectiveness. We intend to use our MMIS solution to provide state Medicaid agencies with a flexible and robust solution to their administrative needs. For example, we can apply analytics to improve the functionality of care management processes. We believe that we can help strengthen these tools in ways that translate into both better care and cost containment. We believe that our MMIS platform, together with our extensive experience in health care management and health plan operations, enables us to offer state Medicaid agencies a comprehensive suite of Medicaid-related solutions that meets their needs for quality and for the cost-effective operation of their Medicaid programs.

*Open additional primary care clinics.* The community clinic model offers an integrated approach that helps us improve both the quality and cost-effectiveness of the care our members receive. Our direct delivery line of business currently consists of 17 primary care community clinics in California, two in Washington, and three county-owned clinics in Fairfax County, Virginia that we manage on behalf of the county. We will also be opening up a clinic in each of New Mexico and Florida in March 2012, and intend to open up additional clinics in California, New Mexico, Florida, Ohio, and Texas during 2012. The growth and aging of the population of the United States foreshadows an increasing shortage of physicians over the next 15 years. Health care reform is expected to worsen this shortage. We believe the shortage will be felt most acutely among already underserved populations, such as the low income families and individuals we serve. While we have no plans to become an organization that fully integrates primary care delivery with our health plans, by leveraging our direct delivery capability on a selective basis we can improve access for our plan members in areas that are most underserved by primary care providers.

*Pursue opportunities presented by ICD-10 conversion requirements.* Over the next two years, health insurance plans are required to upgrade their systems for diagnosis, medical procedure coding, and claims processing under the tenth revisions of the International Statistical Classification of Diseases, or ICD-10. The United States Department of Health and Human Services will require payers and providers to transition to ICD-10 by October 2013. However, in February 2012, CMS announced that it will postpone implementation of ICD-10 and will be issuing shortly a notice with a new timeline governing the pace of implementation. Thus, although delayed, the transition to ICD-10 is still expected to occur. For many smaller health plans with less than one million members, the costs of making the necessary systems upgrades will be substantial. For companies like ours, the benefits of scale in this environment will be significant. We believe we will be positioned to reduce the cost per member for compliance with ICD-10. At the same time, the new requirements will create revenue opportunities for Molina Medicaid Solutions.

*Prepare for health care reform.* In preparation for the large scale changes associated with federal health care reform, we have organized a dedicated business unit to address issues of strategy, policy, reform readiness, and implementation. Health care reform opportunities include an estimated 16 million more members eligible for Medicaid by 2019, 30 million more individuals covered by health insurance exchanges, and increasing demand for long-term care and behavioral health services. In the next two years, we anticipate that many states will be offering new Medicaid RFP expansions in order to avoid disruptions in 2014 in connection with the full implementation of health care reform.

**Medicaid Contracts**

With the exception of our Missouri health plan, which does not serve ABD or Medicare members, and our Wisconsin health plan, which does not serve Medicare members, all of our health plans serve TANF, CHIP, ABD, and Medicare members. For its Medicare members, each health plan enters into a one-year annually renewable contract with the Centers for Medicare and Medicaid Services, or CMS. For its other members, each health plan enters into a contract with the state's Medicaid agency. The contractual relationship with the state is generally for a period of one- to two-years and renewable on an annual or biannual basis at the discretion of the state. In general, either the state Medicaid agency or the health plan may terminate the state contract with or without cause upon 30 days to nine months prior written notice. Most of these contracts contain renewal options that are exercisable by the state. Our health plan subsidiaries have generally been successful in obtaining the renewal of their contracts in each state prior to the actual expiration of their contracts. Our state contracts are generally at greatest risk of loss when a state issues a new request for proposals, or RFP, subject to competitive bidding by other health plans. If one of our health plans is not a successful responsive bidder to a state RFP, its contract may be subject to non-renewal. For instance, on February 17, 2012, our Missouri health plan was notified that it was not awarded a new contract under that state's RFP, and therefore its contract will now expire on June 30, 2012.

Our contracts with the state determine the type and scope of health care services that we arrange for our members. Generally, our contracts require us to arrange for preventive care, office visits, inpatient and outpatient hospital and medical services, and pharmacy benefits. The contracts also detail the requirements for operating in the Medicaid sector, including provisions relating to: eligibility; enrollment and disenrollment processes; covered benefits; eligible providers; subcontractors; record-keeping and record retention; periodic financial and informational reporting; quality assurance; marketing; financial standards; timeliness of claims payments; health education, wellness and prevention programs; safeguarding of member information; fraud and abuse detection and reporting; grievance procedures; and organization and administrative systems. A health plan's compliance with these requirements is subject to monitoring by state regulators. A health plan is subject to periodic comprehensive quality assurance evaluation by a third-party reviewing organization and generally by the insurance department of the jurisdiction that licenses the health plan. Most health plans must also submit quarterly and annual statutory financial statements and utilization reports, as well as many other reports in accordance with individual state requirements.

We are usually paid a negotiated PMPM amount, with the PMPM amount varying from contract to contract. Generally, that amount is higher in states where we are required to offer more extensive health benefits. We are also paid an additional amount for each newborn delivery from the Medicaid programs in all of our state health plans, except with respect to our New Mexico health plan.

**Provider Networks**

We arrange health care services for our members through contracts with providers that include independent physicians and groups, hospitals, ancillary providers, and our own clinics. Our network of providers includes primary care physicians, specialists and hospitals. Our strategy is to contract with providers in those geographic areas and medical specialties necessary to meet the needs of our members. We also strive to ensure that our providers have the appropriate cultural and linguistic experience and skills.

*Physicians.* We contract with both primary care physicians and specialists, many of whom are organized into medical groups or independent practice associations, or IPAs. Primary care physicians provide office-based primary care services. Primary care physicians may be paid under capitation or fee-for-service contracts and may receive additional compensation by providing certain preventive services. Our specialists care for patients for a specific episode or condition, usually upon referral from a primary care physician, and are usually compensated on a fee-for-service basis. When we contract with groups of physicians on a capitated basis, we monitor their solvency.

*Hospitals.* We generally contract with hospitals that have significant experience dealing with the medical needs of the Medicaid population. We reimburse hospitals under a variety of payment methods, including fee-for-service, per diems, diagnostic-related groups, or DRGs, capitation, and case rates.

*Primary Care Clinics.* Our California health plan operates 16 company-owned primary care clinics in California staffed by our physicians, physician assistants, and nurse practitioners. These clinics are located in neighborhoods where our members live, and provide us a first-hand opportunity to understand the special needs of our members. The clinics assist us in developing and implementing community education, disease management, and other programs. The clinics also give us direct clinic management experience that enables us to better understand the needs of our contracted providers. In addition, we have a non-licensed subsidiary in Virginia which manages three health care clinics for Fairfax County, and our Washington health plan operates two Company-owned primary care clinics.

**Medical Management**

Our experience in medical management extends back to our roots as a provider organization. Primary care physicians are the focal point of the delivery of health care to our members, providing routine and preventive care, coordinating referrals to specialists, and assessing the need for hospital care. This model has proven to be an effective method for coordinating medical care for our members. The underlying challenge we face is to coordinate health care so that our members receive timely and appropriate care from the right provider at the appropriate cost. In support of this goal, and to ensure medical management consistency among our various state health plans, we continuously refine and upgrade our medical management efforts at both the corporate and subsidiary levels.

We seek to ensure quality care for our members on a cost-effective basis through the use of certain key medical management and cost control tools. These tools include utilization management, case and health management, and provider network and contract management.

*Utilization Management.* We continuously review utilization patterns with the intent to optimize quality of care and ensure that only appropriate services are rendered in the most cost-effective manner. Utilization management, along with our other tools of medical management and cost control, is supported by a centralized corporate medical informatics function which utilizes third-party software and data warehousing tools to convert data into actionable information. We use a predictive modeling capability that supports a proactive case and health management approach both for us and our affiliated physicians.

*Case and Health Management.* We seek to encourage quality, cost-effective care through a variety of case and health management programs, including disease management programs, educational programs, and pharmacy management programs.

*Disease Management Programs.* We develop specialized disease management programs that address the particular health care needs of our members. *motherhood matters!*$^{sm}$ is a comprehensive program designed to improve pregnancy outcomes and enhance member satisfaction. *"breathe with ease!"* is a multi-disciplinary disease management program that provides health education resources and case management services to assist physicians caring for asthmatic members between the ages of three and fifteen. *"Healthy Living with Diabetes"* is a diabetes disease management program. *"Heart Health Living"* is a cardiovascular disease management program for members who have suffered from congestive heart failure, angina, heart attack, or high blood pressure.

*Educational Programs.* Educational programs are an important aspect of our approach to health care delivery. These programs are designed to increase awareness of various diseases, conditions, and methods of prevention in a manner that supports our providers while meeting the unique needs of our members. For example, we provide our members with information to guide them through various episodes of care. This information, which is available in several languages, is designed to educate parents on the use of primary care physicians, emergency rooms, and nurse call centers.

*Pharmacy Management Programs.* Our pharmacy management programs focus on physician education regarding appropriate medication utilization and encouraging the use of generic medications. Our pharmacists and medical directors work with our pharmacy benefits manager to maintain a formulary that promotes both improved patient care and generic drug use. We employ full-time pharmacists and pharmacy technicians who work with physicians to educate them on the uses of specific drugs, the implementation of best practices, and the importance of cost-effective care.

*Provider Network and Contract Management.* The quality, depth, and scope of our provider network are essential if we are to ensure quality, cost-effective care for our members. In partnering with quality, cost-effective providers, we utilize clinical and financial information derived by our medical informatics function, as well as the experience we have gained in serving Medicaid members to gain insight into the needs of both our members and our providers. As we grow in size, we seek to strengthen our ties with high-quality, cost-effective providers by offering them greater patient volume.

**Plan Administration and Operations**

*Management Information Systems.* All of our health plan information technology and systems operate on a single platform. This approach avoids the costs associated with maintaining multiple systems, improves productivity, and enables medical directors to compare costs, identify trends, and exchange best practices among our plans. Our single platform also facilitates our compliance with current and future regulatory requirements.

The software we use is based on client-server technology and is scalable. We believe the software is flexible, easy to use, and allows us to accommodate anticipated enrollment growth and new contracts. The open architecture of the system gives us the ability to transfer data from other systems without the need to write a significant amount of computer code, thereby facilitating the integration of new plans and acquisitions.

We have designed our corporate website with a focus on ease of use and visual appeal. Our website has a secure ePortal which allows providers, members, and trading partners to access individualized data. The ePortal allows the following self-services:

- *Provider Self Services.* Providers have the ability to access information regarding their members and claims. Key functionalities include Check Member Eligibility, View Claim, and View/Submit Authorizations.
- *Member Self Services.* Members can access information regarding their personal data, and can perform the following key functionalities: View Benefits, Request New ID Card, Print Temporary ID Card, and Request Change of Address/PCP.
- *File Exchange Services.* Various trading partners — such as service partners, providers, vendors, management companies, and individual IPAs — are able to exchange data files (such as those that may be required by the Health Insurance Portability and Accountability Act of 1996, or HIPAA, or any other proprietary format) with us using the file exchange functionality.

*Best Practices.* We continuously seek to promote best practices. Our approach to quality is broad, encompassing traditional medical management and the improvement of our internal operations. We have staff assigned full-time to the development and implementation of a uniform, efficient, and quality-based medical care delivery model for our health plans. These employees coordinate and implement Company-wide programs and strategic initiatives such as preparation of the Healthcare Effectiveness Data and Information Set, or HEDIS, and accreditation by the NCQA. We use measures established by the NCQA in credentialing the physicians in our network. We routinely use peer review to assess the quality of care rendered by providers. Nine of our ten health plans are accredited by the NCQA. Our Wisconsin plan acquired in September 2010 currently plans to seek NCQA accreditation in early 2014.

*Claims Processing.* All of our health plans operate on a single managed care platform for claims processing (the QNXT 3.4 system).

*Centralized Management Services.* We provide certain centralized medical and administrative services to our health plans pursuant to administrative services agreements, including medical affairs and quality management, health education, credentialing, management, financial, legal, information systems, and human resources services. Fees for such services are based on the fair market value of services rendered and are recorded as operating revenue. Payment is subordinated to the health plan's ability to comply with minimum capital and other restrictive financial requirements of the states in which they operate.

*Compliance.* Our health plans have established high standards of ethical conduct. Our compliance programs are modeled after the compliance guidance statements published by the Office of the Inspector General of the U.S. Department of Health and Human Services. Our uniform approach to compliance makes it easier for our health plans to share information and practices and reduces the potential for compliance errors and any associated liability.

*Disaster Recovery.* We have established a disaster recovery and business resumption plan, with back-up operating sites, to be deployed in the case of a major disruptive event.

## Competition

*We operate in a highly competitive environment.* The Medicaid managed care industry is fragmented, and the competitive landscape is subject to ongoing changes as a result of business consolidations and new strategic alliances. We compete with a large number of national, regional, and local Medicaid service providers, principally on the basis of size, location, and quality of provider network, quality of service, and reputation. Competition can vary considerably from state to state. Below is a general description of our principal competitors for state contracts, members, and providers:

- *Multi-Product Managed Care Organizations* — National and regional managed care organizations that have Medicaid members in addition to numerous commercial health plan and Medicare members.
- *Medicaid HMOs* — National and regional managed care organizations that focus principally on providing health care services to Medicaid beneficiaries, many of which operate in only one city or state.
- *Prepaid Health Plans* — Health plans that provide less comprehensive services on an at-risk basis or that provide benefit packages on a non-risk basis.
- *Primary Care Case Management Programs* — Programs established by the states through contracts with primary care providers to provide primary care services to Medicaid beneficiaries, as well as to provide limited oversight of other services.

We will continue to face varying levels of competition. Health care reform proposals may cause organizations to enter or exit the market for government sponsored health programs. However, the licensing requirements and bidding and contracting procedures in some states may present partial barriers to entry into our industry.

We compete for government contracts, renewals of those government contracts, members, and providers. State agencies consider many factors in awarding contracts to health plans. Among such factors are the health plan's provider network, medical management, degree of member satisfaction, timeliness of claims payment, and financial resources. Potential members typically choose a health plan based on a specific provider being a part of the network, the quality of care and services available, accessibility of services, and reputation or name recognition of the health plan. We believe factors that providers consider in deciding whether to contract with a health plan include potential member volume, payment methods, timeliness and accuracy of claims payment, and administrative service capabilities.

Molina Medicaid Solutions competes with large MMIS vendors, such as HP Enterprise Services (formerly known as EDS), ACS (owned by Xerox Corporation), Computer Services Corporation, or CSC, and CNSI.

## Regulation

Our health plans are highly regulated by both state and federal government agencies. Regulation of managed care products and health care services varies from jurisdiction to jurisdiction, and changes in applicable laws and rules can occur frequently. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Such agencies have become increasingly active in recent years in their review and scrutiny of health insurers and managed care organization, including those operating in the Medicaid and Medicare programs.

To operate a health plan in a given state, we must apply for and obtain a certificate of authority or license from that state. Our operating health plans are licensed to operate as health maintenance organizations, or HMOs, in each of California, Florida, Michigan, Missouri, New Mexico, Ohio, Texas, Utah, Washington, and Wisconsin. In those states we are regulated by the agency with responsibility for the oversight of HMOs which, in most cases, is the state department of insurance. In California, however, the agency with responsibility for the oversight of HMOs is the Department of Managed Health Care. Licensing requirements are the same for us as they are for health plans serving commercial or Medicare members. We must demonstrate that our provider network is adequate, that our quality and utilization management processes comply with state requirements, and that we have adequate procedures in place for responding to member and provider complaints and grievances. We must also demonstrate that we can meet requirements for the timely processing of provider claims, and that we can collect and analyze the information needed to manage our quality improvement activities. In addition, we must prove that we have the financial resources necessary to pay our anticipated medical care expenses and the infrastructure needed to account for our costs.

Our health plans are required to file quarterly and annual reports of their operating results with the appropriate state regulatory agencies. These reports are accessible for public viewing. Each health plan undergoes periodic examinations and reviews by the state in which it operates. The health plans generally must obtain approval from the state before declaring dividends in excess of certain thresholds. Each health plan must maintain its net worth at an amount determined by statute or regulation. The minimum statutory net worth requirements differ by state, and are generally based on statutory minimum risk-based capital, or RBC, requirements. The RBC requirements are based on guidelines established by the National Association of Insurance Commissioners, or NAIC, and are administered by the states. Our Michigan, Missouri, New Mexico, Ohio, Texas, Utah, Washington, and Wisconsin health plans are subject to RBC requirements. Any acquisition of another plan's members or its state contracts must also be approved by the state, and our ability to invest in certain financial securities may be prescribed by statute.

In addition, we are also regulated by each state's department of health services or the equivalent agency charged with oversight of Medicaid and CHIP. These agencies typically require demonstration of the same capabilities mentioned above and perform periodic audits of performance, usually annually.

*Medicaid.* Medicaid was established in 1965 under the U.S. Social Security Act to provide medical assistance to the poor. Although both the federal and state governments jointly fund it, Medicaid is a state-operated and state-implemented program. Our contracts with the state Medicaid programs impose various requirements on us in addition to those imposed by applicable federal and state laws and regulations. Within broad guidelines established by the federal government, each state:

- establishes its own member eligibility standards;
- determines the type, amount, duration, and scope of services;
- sets the rate of payment for health care services; and
- administers its own program.

We obtain our Medicaid contracts in different ways. Some states award contracts to any applicant demonstrating that it meets the state's requirements. Other states engage in a competitive bidding process. In all cases, we must demonstrate to the satisfaction of the state Medicaid program that we are able to meet the state's operational and financial requirements. These requirements are in addition to those required for a license and are targeted to the specific needs of the Medicaid population. For example:

- We must measure provider access and availability in terms of the time needed to reach the doctor's office using public transportation;

- Our quality improvement programs must emphasize member education and outreach and include measures designed to promote utilization of preventive services;
- We must have linkages with schools, city or county health departments, and other community-based providers of health care, to demonstrate our ability to coordinate all of the sources from which our members may receive care;
- We must be able to meet the needs of the disabled and others with special needs;
- Our providers and member service representatives must be able to communicate with members who do not speak English or who are deaf; and
- Our member handbook, newsletters, and other communications must be written at the prescribed reading level, and must be available in languages other than English.

In addition, we must demonstrate that we have the systems required to process enrollment information, to report on care and services provided, and to process claims for payment in a timely fashion. We must also have the financial resources needed to protect the state, our providers, and our members against the insolvency of one of our health plans.

*Medicare.* Medicare is a federal program that provides eligible persons age 65 and over and some disabled persons a variety of hospital, medical insurance, and prescription drug benefits. Medicare is funded by Congress, and administered by the Centers for Medicare and Medicaid Services, or CMS. Medicare beneficiaries have the option to enroll in a Medicare Advantage plan. Under Medicare Advantage, managed care plans contract with CMS to provide benefits that are comparable to original Medicare in exchange for a fixed PMPM premium payment that varies based on the county in which a member resides, the demographics of the member, and the member's health condition.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, made numerous changes to the Medicare program, including expanding the Medicare program to include a prescription drug benefit. Since 2006, Medicare beneficiaries have had the option of selecting a new prescription drug benefit from an existing Medicare Advantage plan. The drug benefit, available to beneficiaries for a monthly premium, is subject to certain cost sharing depending upon the specific benefit design of the selected plan. Plans are not required to offer the same benefits, but are required to provide coverage that is at least actuarially equivalent to the standard drug coverage delineated in the MMA.

On July 15, 2008, the Medicare Improvements for Patients and Providers Act, or MIPPA, became law and, in September 2008, CMS promulgated implementing regulations. MIPPA impacts a broad range of Medicare activities and impacts all types of Medicare managed care plans. MIPPA and subsequent CMS guidance place prohibitions and limitations on certain sales and marketing activities of Medicare Advantage plans. Among other things, Medicare Advantage plans are not permitted to make unsolicited outbound calls to potential members or engage in other forms of unsolicited contact, establish appointments without documented consent from potential members, or conduct sales events in certain provider-based settings. MIPPA also establishes certain restrictions on agent and broker compensation.

*HIPAA.* In 1996, Congress enacted the Health Insurance Portability and Accountability Act, or HIPAA. All health plans are subject to HIPAA, including ours. HIPAA generally requires health plans to:

- Establish the capability to receive and transmit electronically certain administrative health care transactions, like claims payments, in a standardized format,
- Afford privacy to patient health information, and
- Protect the privacy of patient health information through physical and electronic security measures.

The Patient Protection and Affordable Care Act of 2010, or ACA, created additional tools for fraud prevention, including increased oversight of providers and suppliers participating or enrolling in Medicaid, CHIP, and Medicare. Those enhancements included mandatory licensure for all providers, and site visits, fingerprinting, and criminal background checks for higher risk providers. On September 23, 2010, CMS issued proposed regulations designed to implement these requirements. It is not clear at this time the degree to which managed care providers would have to comply with these new requirements, many of which resemble procedures that we already have in place.

The Health Information Technology for Economic and Clinical Health Act ("HITECH Act"), a part of the ARRA, modified certain provisions of HIPAA by, among other things, extending the privacy and security provisions to business associates, mandating new regulations around electronic medical records, expanding enforcement mechanisms, allowing the state Attorneys General to bring enforcement actions, and increasing penalties for violations. The U.S. Department of Health and Human Services, as required by the HITECH Act, has issued interim final rules that set forth the breach notification obligations applicable to covered entities and their business associates (the "HHS Breach Notification Rule"). The various requirements of the HITECH Act and the HHS Breach Notification Rule have different compliance dates, some of which have passed and some of which will occur in the future. With respect to those requirements whose compliance dates have passed, we believe that we are in compliance with these provisions. With respect to those requirements whose compliance dates are in the future, we are reviewing our current practices and identifying those which may be impacted by upcoming regulations. It is our intention to implement these new requirements on or before the applicable compliance dates.

*Fraud and Abuse Laws.* Our operations are subject to various state and federal health care laws commonly referred to as "fraud and abuse" laws. Fraud and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing for unnecessary medical services, improper marketing, and violations of patient privacy rights. These fraud and abuse laws include the federal False Claims Act which prohibits the knowing filing of a false claim or the knowing use of false statements to obtain payment from the federal government. Many states have false claim act statutes that closely resemble the federal False Claims Act. If an entity is determined to have violated the federal False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties up to fifty thousand dollars for each separate false claim. Suits filed under the Federal False Claims Act, known as *"qui tam"* actions, can be brought by any individual on behalf of the government and such individuals (known as "relators" or, more commonly, as "whistleblowers") may share in any amounts paid by the entity to the government in fines or settlement. *Qui tam* actions have increased significantly in recent years, causing greater numbers of health care companies to have to defend a false claim action, pay fines or be excluded from the Medicaid, Medicare or other state or Federal health care programs as a result of an investigation arising out of such action. In addition, the Deficit Reduction Action of 2005 ("DRA") encourages states to enact state-versions of the federal False Claims Act that establish liability to the state for false and fraudulent Medicaid claims and that provide for, among other things, claims to be filed by *qui tam* relators.

Companies involved in public health care programs such as Medicaid are often the subject of fraud and abuse investigations. The regulations and contractual requirements applicable to participants in these public sector programs are complex and subject to change. Violations of certain fraud and abuse laws applicable to us could result in civil monetary penalties, criminal fines and imprisonment, and/or exclusion from participation in Medicaid, Medicare, other federal health care programs and federally funded state health programs.

Federal and state governments have made investigating and prosecuting health care fraud and abuse a priority. Although we believe that our compliance efforts are adequate, we will continue to devote significant resources to support our compliance efforts.

## Employees

As of December 31, 2011, we had approximately 5,200 employees. Our employee base is multicultural and reflects the diverse Medicaid and Medicare membership we serve. We believe we have good relations with our employees. None of our employees is represented by a union.

## Executive Officers of the Registrant

J. Mario Molina, M.D., 53, has served as President and Chief Executive Officer since succeeding his father and company founder, Dr. C. David Molina, in 1996. He has also served as Chairman of the Board since 1996. Prior to that, he served as Medical Director from 1991 through 1994 and was Vice President responsible for provider contracting and relations, member services, marketing and quality assurance from 1994 to 1996. He earned an M.D. from the University of Southern California and performed his medical internship and residency at the Johns Hopkins Hospital. Dr. Molina is the brother of John C. Molina.

John C. Molina, J.D., 47, has served in the role of Chief Financial Officer since 1995. He also has served as a director since 1994. Mr. Molina has been employed by us for over 30 years in a variety of positions. Mr. Molina is a past president of the California Association of Primary Care Case Management Plans. He was recently named to the Los Angeles branch of the Federal Reserve Bank of San Francisco's board of directors. He earned a Juris Doctorate from the University of Southern California School of Law. Mr. Molina is the brother of J. Mario Molina, M.D.

Terry P. Bayer, 61, has served as our Chief Operating Officer since November 2005. She had formerly served as our Executive Vice President, Health Plan Operations since January 2005. Ms. Bayer has over 30 years of health care management experience, including staff model clinic administration, provider contracting, managed care operations, disease management, and home care. Prior to joining us, her professional experience included regional responsibility at FHP, Inc. and multi-state responsibility as Regional Vice-President at Maxicare; Partners National Health Plan, a joint venture of Aetna Life Insurance Company and Voluntary Hospital Association (VHA); and Lincoln National. She has also served as Executive Vice President of Managed Care at Matria Healthcare, President and Chief Operating Officer of Praxis Clinical Services, and as Western Division President of AccentCare. She holds a Juris Doctorate from Stanford University, a Master's degree in Public Health from the University of California, Berkeley, and a Bachelor's degree in Communications from Northwestern University.

Joseph W. White, 53, has served as our Chief Accounting Officer since 2003. In his role as Chief Accounting Officer, Mr. White is responsible for oversight of the Company's accounting, reporting, forecasting, budgeting, actuarial, procurement, treasury and facilities functions. Mr. White has over 25 years of financial management experience in the health care industry. Prior to joining the Company in 2003, Mr. White worked for Maxicare Health Plans, Inc. from 1987 through 2002. Mr. White holds a Master's degree in Business Administration and a Bachelor's degree in Commerce from the University of Virginia. Mr. White is a Certified Public Accountant.

Stephen T. O'Dell, 60, has served as our Senior Vice President, Growth & Corporate Development, since December 2010. Mr. O'Dell is responsible for leading the Company's strategic growth efforts, including mergers and acquisitions, business development and health care reform readiness strategy and implementation. Prior to this role, Mr. O'Dell served the Company as President and CEO of our California health plan and more recently as a Regional Vice President overseeing the strategic direction and operations of our health plans in Washington, Utah, New Mexico and Texas as well as the Company's medical clinics in California. Mr. O'Dell has more than 30 years of executive experience in the managed health care industry. He has held executive positions at First Consulting Group, Blue Cross Blue Shield of Colorado, Nevada and New Mexico and FHP International. Mr. O'Dell holds a Master of Science degree in Health Administration from the University of Colorado Health Sciences Center and a Bachelor of Arts degree in History from Lewis & Clark College in Oregon.

**Item 1A:** ***Risk Factors***

## RISK FACTORS

### Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

*This annual report on Form 10-K and the documents we incorporate by reference in this report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Other than statements of historical fact, all statements that we include in this report and in the documents we incorporate by reference may be deemed to be forward-looking statements for purposes of the Securities Act and the Exchange Act. Such forward-looking statements may be identified by words such as "anticipates," "believes," "could," "estimates," "expects," "guidance," "intends," "may," "outlook," "plans," "projects," "seeks," "will," or similar words or expressions.*

*Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully read and consider the following risk factors, as well as the other information we include or incorporate by reference in this report and the information in the other reports we file with the SEC. Such risk factors should be considered not only with regard to the information contained in this annual report, but also with regard to the information and statements in the other periodic or current reports we file with the SEC, as well as our press releases, presentations to securities analysts or investors, or other communications made by or with the approval of one of our executive officers. No assurance can be given that we will actually achieve the results contemplated or disclosed in our forward-looking statements. Such statements may turn out to be wrong due to the inherent uncertainties associated with future events. Accordingly, you should not place undue reliance on our forward-looking statements, which reflect management's analyses, judgments, beliefs, or expectations only as of the date they are made.*

*If any of the events described in the following risk factors actually occur, our business, results of operations, financial condition, cash flows, or prospects could be materially adversely affected. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also affect our business and operations. As such, you should not consider this list to be a complete statement of all potential risks or uncertainties. Except to the extent otherwise required by federal securities laws, we do not undertake to address or update forward-looking statements in future filings or communications regarding our business or operating results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications.*

### Risks Related to Our Health Plans Business

***State and federal budget deficits may result in Medicaid, CHIP, or Medicare funding cuts which could reduce our revenues and profit margins.***

Nearly all of our premium revenues come from the joint federal and state funding of the Medicaid and CHIP programs. Due to high unemployment levels, Medicaid enrollment levels and Medicaid costs are continuing to increase at the same time that state budgets are suffering from unprecedented deficits. Because governmental health care programs account for such a large portion of state budgets, efforts to contain overall government spending and to achieve a balanced budget often result in significant political pressure being directed at the funding for these health care programs. Resolving the budget shortfalls is now particularly difficult since program reductions and one-time strategies to plug the gaps have already been used in most states. In fiscal year 2011, 47 states implemented at least one new policy to control Medicaid costs and 50 states planned to do so in fiscal year 2012. Most states reported program reductions in multiple areas. However, the "maintenance of eligibility" requirements under the Patient Protection and Affordable Care Act generally prohibit states from restricting Medicaid eligibility or tightening enrollment procedures. States are also moving forward with a range of delivery system changes and programmatic initiatives designed to improve care and control costs.

Headed into state fiscal year 2013 (which in most instances starts on July 1, 2012), states do not expect revenue collections to recover to a level sufficient to avoid additional budget cuts. Already, 29 states have projected or have addressed shortfalls totaling $44 billion for fiscal year 2013. Among them are California and Texas, two of the most populous states in the country. Because Medicaid is one of the largest expenditures in every state budget, and one of the fastest-growing, it is a prime target for cost-containment efforts. All of the states in which we currently operate our health plans are currently facing significant budgetary pressures. The mandate of health reform adding millions of individuals to Medicaid and CHIP will put further pressures on state Medicaid programs. These budgetary pressures may result in unexpected Medicaid, CHIP, or Medicare rate cuts which could reduce our revenues and profit margins.

Moreover, some federal deficit reduction proposals would fundamentally change the structure and financing of the Medicaid program. Recently, various proposals have been advanced to reduce annual federal deficits and to slow the increase in the national debt. A number of these proposals include both tax increases and spending reductions in discretionary programs and mandatory programs, such as Social Security, Medicare, and Medicaid. Some of the proposals relating to Medicaid would fundamentally change the structure and financing of the program, with major implications for providers and beneficiaries. One such proposal would be to convert Medicaid into a block grant, capping federal Medicaid payments to each state at a specified dollar amount, and limiting the growth in that dollar amount each year. Based on analysis of previous proposals to cap Medicaid, these dollar caps and growth limits would have to be set below the levels at which Medicaid is now expected to grow based on enrollment and health care inflation to save money. In the event the Medicaid program is fundamentally restructured, our business could be adversely affected.

Most recently, on August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee was tasked with proposing legislation to reduce the United States federal deficit by $1.5 trillion for fiscal years 2012-2021 by December 23, 2011. Reductions in Medicare and Medicaid spending were initially included as a part of these deficit reduction measures. On September 19, 2011, President Obama presented his Plan for Economic Growth and Deficit Reduction to the Joint Select Committee, which included $72 billion in Medicaid savings. The Joint Select Committee, however, failed to propose legislation by the December 23, 2011 deadline. Therefore, approximately $1.2 trillion in domestic and defense spending reductions will automatically begin on January 1, 2013 and will be split evenly between domestic and defense spending. Payments to Medicare providers are included in the automatic spending cuts; however, the Budget Control Act of 2011 provides that Medicare payments may be reduced by no more than 2% and certain other programs, including Medicaid, would be exempt from the automatic spending cuts. At this time, we are unable to determine how the automatic Congressional spending cuts will affect Medicare and Medicaid reimbursement in the future. We also cannot predict the initiatives that may be adopted in the future or their full impact. There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care that, if adopted, could potentially have a material adverse effect on our business, financial condition, cash flows, or results of operations.

***The recently enacted health care reform law and the implementation of that law could have a material adverse effect on our business, financial condition, cash flows, or results of operations.***

In March 2010, President Obama signed both the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act, commonly referred to together as the "ACA". This legislation enacts comprehensive changes to the U.S. health care system, components of which will be phased in at various stages over the next eight years. Among other things, by January 1, 2014, the Medicaid program will be expanded to provide eligibility to nearly all low-income people under age 65 with income below 133 percent of the federal poverty line. As a result, millions of low-income adults without children who currently cannot qualify for coverage, as well as many low-income parents and, in some instances, children now covered through CHIP, will be made eligible for Medicaid. In total, the Congressional Budget Office estimates that Medicaid and CHIP will cover an additional 16 million people by 2019. The legislation also imposes a franchise tax or premium excise tax of $8 billion starting in 2014, with increasing annual amounts thereafter. Such assessment may not be deductible for income tax purposes. As a result, several state officials have stated that the fiscal pressure that Medicaid puts on states is expected to increase if the federal health-care overhaul takes place in 2014. Although the federal government is required to pick up the costs for people newly eligible for the program, many who are now eligible but not enrolled are expected to be drawn in, and states must shoulder part of those costs.

There are many parts of the legislation that will require further guidance in the form of regulations. Due to the breadth and complexity of the health reform legislation, the lack of implementing regulations and interpretive guidance, and the phased-in nature of the implementation, the overall impact of the health reform legislation on our business over the coming years is difficult to predict and not yet fully known.

In addition, there have been a number of lawsuits filed that challenge all or part of the health care reform law. On January 31, 2011, a Florida District Court ruled that the entire health care reform law is unconstitutional. Other courts have ruled in favor of the law or have only struck down certain provisions of the law. These cases are under appeal and others are in process. The United States Supreme Court is scheduled to hear oral arguments on certain aspects of these cases in March 2012, including the constitutionality of the individual mandate and of the requirement imposed on states that they expand coverage under the Medicaid program. We cannot predict the ultimate outcome of any of the litigation. Further, various Congressional leaders have indicated a desire to revisit or repeal the health care reform law. While the U.S House of Representatives voted to repeal the whole health care reform law, the U.S. Senate voted against such a repeal. There have separately been a number of bills introduced that would change certain provisions of the law. Because of these challenges, we cannot predict whether any or all of the legislation will be implemented as enacted, overturned, repealed, or modified. Any partial or complete repeal or amendment or implementation difficulties, or uncertainty regarding such events, could materially and adversely impact our ability to capitalize on the opportunities presented by the ACA or may cause us to incur additional costs of compliance.

If we fail to effectively accommodate the growth in Medicaid enrollment anticipated under the health reform legislation, our business may be materially adversely affected. In addition, if the new $8 billion insurance industry assessment is imposed as enacted, or if we are unable to obtain premium increases to offset the impact of the assessment or otherwise adjust our business model to address the assessment, our business, financial condition, cash flows, or results of operations could be materially adversely affected.

***Our profitability depends on our ability to accurately predict and effectively manage our medical care costs.***

Our profitability depends to a significant degree on our ability to accurately predict and effectively manage our medical care costs. Historically, our medical care cost ratio, meaning our medical care costs as a percentage of our premium revenue, has fluctuated substantially, and has also varied across our state health plans. Because the premium payments we receive are generally fixed in advance and we operate with a narrow profit margin, relatively small changes in our medical care cost ratio can create significant changes in our overall financial results. For example, if our overall medical care ratio for 2011 of 83.9% had been one percentage point higher, or 84.9%, our earnings for 2011 would have been approximately $0.25 per diluted share rather than our actual 2011 earnings of $0.45 per diluted share, a 44% reduction in our earnings.

Factors that may affect our medical care costs include the level of utilization of health care services, unexpected patterns in the annual flu season, increases in hospital costs, an increased incidence or acuity of high dollar claims related to catastrophic illnesses or medical conditions such as hemophilia for which we do not have adequate reinsurance coverage, increased maternity costs, payment rates that are not actuarially sound, changes in state eligibility certification methodologies, relatively low levels of hospital and specialty provider competition in certain geographic areas, increases in the cost of pharmaceutical products and services, changes in health care regulations and practices, epidemics, new medical technologies, and other various external factors. Many of these factors are beyond our control and could reduce our ability to accurately predict and effectively manage the costs of providing health care services. The inability to forecast and manage our medical care costs or to establish and maintain a satisfactory medical care cost ratio, either with respect to a particular state health plan or across the consolidated entity, could have a material adverse effect on our business, financial condition, cash flows, or results of operations.

***A failure to accurately estimate incurred but not reported medical care costs may negatively impact our results of operations.***

Because of the time lag between when medical services are actually rendered by our providers and when we receive, process, and pay a claim for those medical services, we must continually estimate our medical claims liability at particular points in time, and establish claims reserves related to such estimates. Our estimated reserves for such "incurred but not paid," or IBNP, medical care costs, are based on numerous assumptions. We estimate our medical claims liabilities using actuarial methods based on historical data adjusted for claims receipt and payment experience (and variations in that experience), changes in membership, provider billing practices, health care service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, known outbreaks of disease or increased incidence of illness such as influenza, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims. Our ability to accurately estimate claims for our newer lines of business or populations, such as with respect to Medicare Advantage or aged, blind, and disabled Medicaid members, is impacted by the more limited experience we have had with those populations. Finally, with regard to the new Medicaid and CHIP members we expect to enroll in 2012 through organic growth due primarily to the recession, certain new members may be disproportionately costly due to high utilization in their first several months of Medicaid or CHIP membership as a result of their previously having been uninsured and therefore not seeking or deferring medical treatment.

The IBNP estimation methods we use and the resulting reserves that we establish are reviewed and updated, and adjustments, if deemed necessary, are reflected in the current period. Given the numerous uncertainties inherent in such estimates, our actual claims liabilities for a particular quarter or other period could differ significantly from the amounts estimated and reserved for that quarter or period. Our actual claims liabilities have varied and will continue to vary from our estimates, particularly in times of significant changes in utilization, medical cost trends, and populations and markets served.

If our actual liability for claims payments is higher than estimated, our earnings per share in any particular quarter or annual period could be negatively affected. Our estimates of IBNP may be inadequate in the future, which would negatively affect our results of operations for the relevant time period. Furthermore, if we are unable to accurately estimate IBNP, our ability to take timely corrective actions may be limited, further exacerbating the extent of the negative impact on our results.

***An increased incidence of flu in 2012 in one or more of the states in which we operate a health plan could significantly increase utilization rates and medical costs.***

Our results during 2009 were significantly impacted by the widespread incidence of the H1N1 flu in the states in which we operate our health plans. An atypically high incidence of flu in 2012, or the outbreak and rapid spread of any other highly contagious and potentially virulent disease, could increase the utilization rates among our members, resulting in significantly increased outpatient, inpatient, emergency room, and pharmacy costs.

***If the responsive bids of our health plans for new or renewed Medicaid contracts are not successful, or if our government contracts are terminated or are not renewed, our premium revenues could be materially reduced and our operating results could be negatively impacted.***

Our government contracts may be subject to periodic competitive bidding. In such process, our health plans may face competition as other plans, many with greater financial resources and greater name recognition, attempt to enter our markets through the competitive bidding process. For instance, the state contract of our Ohio and New Mexico health plans will be subject to competitive bidding during 2012. In the event the responsive bids of our Ohio or New Mexico health plans or those of our other health plans are not successful, we will lose our Medicaid contract in the applicable state, and our premium revenues could be materially reduced as a result. Alternatively, even if our responsive bids are successful, the bids may be based upon assumptions regarding enrollment, utilization, medical costs, or other factors which could result in the Medicaid contract being less profitable than we had expected.

In addition, all of our contracts may be terminated for cause if we breach a material provision of the contract or violate relevant laws or regulations. Our contracts with the states are also subject to cancellation by the state in the event of the unavailability of state or federal funding. In some jurisdictions, such cancellation may be immediate and in other jurisdictions a notice period is required. Further, most of our contracts are terminable without cause.

Our government contracts generally run for periods of one year to three years, and may be successively extended by amendment for additional periods if the relevant state agency so elects. Our current contracts expire on various dates over the next several years. Although our health plans have generally been successful in obtaining the renewal and/or extension of their state contracts, there can be no guarantee that any of our state government contracts will be renewed or extended, as shown by the recent loss of our Missouri contract. If we are unable to renew, successfully re-bid, or compete for any of our government contracts, or if any of our contracts are terminated or renewed on less favorable terms, our business, financial condition, cash flows, or results of operations could be adversely affected.

***There are numerous risks associated with the expansion of our Texas health plan's service areas and with any other expansion into new markets.***

Effective March 1, 2012, our Texas health plan will be expanding into three new service delivery areas, representing the addition of approximately 148,000 additional members. There are numerous risks associated with a health plan's initial expansion into a new service area or the provision of medical services to a new population, including pent-up demand for medical services, elevated medical care costs, unfamiliarity with managed care processes, and our lack of actuarial experience in setting appropriate reserve levels. In the event the medical care costs of our Texas health plan or of our other health plans are higher than anticipated, we are unable to lower the medical care ratio associated with these new populations, our reserve levels are inadequate, or our enrollment projections are overestimated, the negative results of our Texas health plan could adversely affect our business, financial condition, cash flows, or results of operations.

***In the event the expected reduction in the rates paid to our California health plan is not finally implemented, is not made effective retroactive to July 1, 2011, or is otherwise modified, our results of operations may be affected.***

California Assembly Bill 97, or AB 97, is legislation that was signed by Governor Jerry Brown on March 24, 2011. Among other things, AB 97 proposes to effect a 10% reduction in Medi-Cal provider rates. The California Department of Health Care Services has preliminarily indicated that the 10% rate reduction could be effective retroactive to July 1, 2011. The Company believes that this reduction in provider payments, if effected, will translate into a premium reduction of approximately 3.5% for the California health plan.

The proposed rate reduction was submitted for approval to CMS, and on October 27, 2011, CMS indicated its general approval of the rate cut. However, the United States District Court for the Central District of California issued a series of injunctions barring the California Department of Health Care Services from implementing the rate reductions as to various classes of providers. The California Department of Health Care Services recently reported that CMS asked for a delay of the submission of the AB 97 managed care rates to allow CMS to research its authority to review and approve the AB 97 managed care rates in light of the current fee-for-service injunction.

If the proposed rate cut is not finally implemented, if it is not made retroactive to July 1, 2011, or if it is otherwise modified from its current form, the results of our California health plan could be affected — positively or negatively — depending on the action taken. In addition, recoveries from providers related to any final implemented rate cut could also affect the results of our California health plan.

***States may not adequately compensate us for the value of drug rebates that were previously earned by the Company but that are now collectible by the states.***

ACA includes certain provisions that change the way drug rebates are handled for drug claims filled by Medicaid managed care plans. Retroactive to March 23, 2010, state Medicaid programs are now required to collect federal rebates on all Medicaid-covered outpatient drugs dispensed or administered to Medicaid managed care enrollees (excluding certain drugs that are already discounted), and pharmaceutical manufacturers are required to pay specified rebates directly to the state Medicaid programs for those claims. This has impacted the level of rebates received by managed care plans from the manufacturers for Medicaid managed care enrollees. Many manufacturers are in the process of or have completed renegotiating their rebate contracts with Medicaid managed care plans and pharmacy benefits managers to offset these new rebates paid directly to state Medicaid programs. As a result, the drug rebate amounts paid to managed care plans like ours will likely decline significantly in the future. There are provisions in the ACA that require rates paid to Medicaid managed care to be actuarially sound in regard to drug rebates. Although we will be pursuing rate increases with state agencies to make us whole for the rebate amounts lost, there can be no assurances that the premium increases we may receive, if any, will be adequate to offset the amount of the lost rebates. If such premium increases prove to be inadequate, our business, financial condition, cash flows, or results of operations could be adversely affected.

***We derive our premium revenues from a relatively small number of state health plans.***

We currently derive our premium revenues from ten state health plans, and as of June 30, 2012, when the contract of our Missouri health plan is scheduled to end, we will derive premium revenues from nine state health plans. If we were unable to continue to operate in any of those nine states, or if our current operations in any portion of the states we are in were significantly curtailed, our revenues could decrease materially. Our reliance on operations in a limited number of states could cause our revenue and profitability to change suddenly and unexpectedly, depending on an abrupt loss of membership, significant rate reductions, a loss of a material contract, legislative actions, changes in Medicaid eligibility methodologies, catastrophic claims, an epidemic or an unexpected increase in utilization, general economic conditions, and similar factors in those states. Our inability to continue to operate in any of the states in which we currently operate, or a significant change in the nature of our existing operations, could adversely affect our business, financial condition, cash flows, or results of operations.

***There are performance risks and other risks associated with certain provisions in the state Medicaid contracts of several of our health plans.***

The state contracts of our New Mexico, Ohio, Texas, and Wisconsin health plans contain provisions pertaining to at-risk premiums that require us to meet certain quality performance measures to earn all of our contract revenues in those states. In the event we are unsuccessful in achieving the stated performance measure, the health plan will be unable to recognize the revenue associated with that measure. Any failure of our health plan to satisfy one of these performance measure provisions could adversely affect our business, financial condition, cash flows, or results of operations.

In addition, the state contracts of our California, Florida, New Mexico, and Texas health plans contain provisions pertaining to medical cost floors, administrative cost and profit ceilings, and profit-sharing arrangements. These provisions are subject to interpretation and application by our health plans. In the event the applicable state government agency disagrees with our health plan's interpretation or application of the sometimes complicated contract provisions at issue, the health plan could be required to adjust the amount of its obligations under these provisions and/or make a payment or payments to the state. Any interpretation or application of these provisions at variance with our health plan's interpretation or inconsistent with our revenue recognition accounting treatment could adversely affect our business, financial condition, cash flows, or results of operations.

***Failure to attain profitability in any new start-up operations could negatively affect our results of operations.***

Start-up costs associated with a new business can be substantial. For example, to obtain a certificate of authority to operate as a health maintenance organization in most jurisdictions, we must first establish a provider network, have infrastructure and required systems in place, and demonstrate our ability to obtain a state contract and process claims. Often, we are also required to contribute significant capital to fund mandated net worth requirements, performance bonds or escrows, or contingency guaranties. If we were unsuccessful in obtaining the certificate of authority, winning the bid to provide services, or attracting members in sufficient numbers to cover our costs, any new business of ours would fail. We also could be required by the state to continue to provide services for some period of time without sufficient revenue to cover our ongoing costs or to recover our significant start-up costs.

Even if we are successful in establishing a profitable health plan in a new state, increasing membership, revenues, and medical costs will trigger increased mandated net worth requirements which could substantially exceed the net income generated by the health plan. Rapid growth in an existing state will also create increased net worth requirements. In such circumstances, we may not be able to fund on a timely basis or at all the increased net worth requirements with our available cash resources. The expenses associated with starting up a health plan in a new state or expanding a health plan in an existing state could have an adverse impact on our business, financial condition, cash flows, or results of operations.

***Receipt of inadequate or significantly delayed premiums could negatively affect our business, financial condition, cash flows, or results of operations.***

Our premium revenues consist of fixed monthly payments per member, and supplemental payments for other services such as maternity deliveries. These premiums are fixed by contract, and we are obligated during the contract periods to provide health care services as established by the state governments. We use a large portion of our revenues to pay the costs of health care services delivered to our members. If premiums do not increase when expenses related to medical services rise, our medical margins will be compressed, and our earnings will be negatively affected. A state could increase hospital or other provider rates without making a commensurate increase in the rates paid to us, or could lower our rates without making a commensurate reduction in the rates paid to hospitals or other providers. In addition, if the actuarial assumptions made by a state in implementing a rate or benefit change are incorrect or are at variance with the particular utilization patterns of the members of one of our health plans, our medical margins could be reduced. Any of these rate adjustments in one or more of the states in which we operate could adversely affect our business, financial condition, cash flows, or results of operations.

Furthermore, a state undergoing a budget crisis may significantly delay the premiums paid to one of our health plans. During 2010, due to a prolonged budget impasse, some of the monthly premium payments made by the State of California to our California health plan were several months late. In January 2012, State Controller John Chiang warned that the State of California could run out of cash by March 2012 if quick action was not taken. Mr. Chiang added that revenue is $2.6 billion lower than projected for California's 2012 fiscal year while spending is higher by about the same amount. In a monthly report released by Mr. Chiang in February 2012 covering California's cash balance, receipts and disbursements for the prior month, it was noted that monthly revenues for the month of January had come in $528 million below the latest projections contained in the Governor's proposed 2012-13 budget and when compared against the 2011-12 Budget Act, January revenues were $1.2 billion below estimates. While the State Assembly of California passed a bill permitting short term borrowing from existing funds held by certain state departments in order to get the State of California through what is expected to be a seven-week cash shortfall, and though California also has access to an additional $865 million of internal borrowable funds due to recent legislation (SB 95) signed by the Governor, the State also warned that one of the consequences of such short term borrowing would be the delay of payments to providers of state services, including Medi-Cal. Any significant delay in the monthly payment of premiums to any of our health plans could have a material adverse affect on our business, financial condition, cash flows, or results of operations.

***Difficulties in executing our acquisition strategy could adversely affect our business.***

The acquisitions of other health plans and the assignment and assumption of Medicaid contract rights of other health plans have accounted for a significant amount of our growth over the last several years. Although we cannot predict with certainty our rate of growth as the result of acquisitions, we believe that additional acquisitions of all sizes will be important to our future growth strategy. Many of the other potential purchasers of these assets — particularly operators of large commercial health plans — have significantly greater financial resources than we do. Also, many of the sellers may insist on selling assets that we do not want, such as commercial lines of business, or may insist on transferring their liabilities to us as part of the sale of their companies or assets. Even if we identify suitable targets, we may be unable to complete acquisitions on terms favorable to us or obtain the necessary financing for these acquisitions. For these reasons, among others, we cannot provide assurance that we will be able to complete favorable acquisitions, especially in light of the volatility in the capital markets over the past several years. Further, to the extent we complete an acquisition, we may be unable to realize the anticipated benefits from such acquisition because of operational factors or difficulty in integrating the acquisition with our existing business. This may include problems involving the integration of:

- additional employees who are not familiar with our operations or our corporate culture,
- new provider networks which may operate on terms different from our existing networks,
- additional members who may decide to transfer to other health care providers or health plans,
- disparate information, claims processing, and record-keeping systems,
- internal controls and accounting policies, including those which require the exercise of judgment and complex estimation processes, such as estimates of claims incurred but not reported, accounting for goodwill, intangible assets, stock-based compensation, and income tax matters, and
- new regulatory schemes, relationships, practices, and compliance requirements.

Also, we are generally required to obtain regulatory approval from one or more state agencies when making acquisitions of health plans. In the case of an acquisition of a business located in a state in which we do not already operate, we would be required to obtain the necessary licenses to operate in that state. In addition, although we may already operate in a state in which we acquire a new business, we would be required to obtain regulatory approval if, as a result of the acquisition, we will operate in an area of that state in which we did not operate previously. Furthermore, we may be required to renegotiate contracts with the network providers of the acquired business. We may be unable to obtain the necessary governmental approvals, comply with these regulatory requirements or renegotiate the necessary provider contracts in a timely manner, if at all.

In addition, we may be unable to successfully identify, consummate and integrate future acquisitions, including integrating the acquired businesses on our information technology platform, or to implement our operations strategy in order to operate acquired businesses profitabley. Furthermore, we may incur significant transaction expenses in connection with a potential acquisition which may or may not be consummated. These expenses could impact our selling, general and administrative expense ratio.

For all of the above reasons, we may not be able to consummate our proposed acquisitions as announced from time to time to sustain our pattern of growth or to realize benefits from completed acquisitions.

***We face periodic routine and non-routine reviews, audits, and investigations by government agencies, and these reviews and audits could have adverse findings, which could negatively impact our business.***

We are subject to various routine and non-routine governmental reviews, audits, and investigations. Violation of the laws, regulations, or contract provisions governing our operations, or changes in interpretations of those laws, could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide managed care services, the suspension or revocation of our licenses, the exclusion from participation in government sponsored health programs, or the revision and recoupment of past payments made based on audit findings. If we are unable to correct any noted deficiencies, or become subject to material fines or other sanctions, we might suffer a substantial reduction in profitability, and might also lose one or more of our government contracts and as a result lose significant numbers of members and amounts of revenue. In addition, government receivables are subject to government audit and negotiation, and government contracts are vulnerable to disagreements with the government. The final amounts we ultimately receive under government contracts may be different from the amounts we initially recognize in our financial statements.

***We rely on the accuracy of eligibility lists provided by state governments. Inaccuracies in those lists would negatively affect our results of operations.***

Premium payments to our health plan segment are based upon eligibility lists produced by state governments. From time to time, states require us to reimburse them for premiums paid to us based on an eligibility list that a state later discovers contains individuals who are not in fact eligible for a government sponsored program or are eligible for a different premium category or a different program. Alternatively, a state could fail to pay us for members for whom we are entitled to payment. Our results of operations would be adversely affected as a result of such reimbursement to the state if we had made related payments to providers and were unable to recoup such payments from the providers.

***We are subject to extensive fraud and abuse laws which may give rise to lawsuits and claims against us, the outcome of which may have a material adverse effect on our financial position, results of operations and cash flows.***

Because we receive payments from federal and state governmental agencies, we are subject to various laws commonly referred to as "fraud and abuse" laws, including the federal False Claims Act, which permit agencies and enforcement authorities to institute suit against us for violations and, in some cases, to seek treble damages, penalties, and assessments. Liability under such federal and state statutes and regulations may arise if we know, or it is found that we should have known, that information we provide to form the basis for a claim for government payment is false or fraudulent, and some courts have permitted False Claims Act suits to proceed if the claimant was out of compliance with program requirements. *Qui tam* actions under federal and state law can be brought by any individual on behalf of the government. *Qui tam* actions have increased significantly in recent years, causing greater numbers of health care companies to have to defend a false claim action, pay fines, or be excluded from the Medicare, Medicaid, or other state or federal health care programs as a result of an investigation arising out of such action. Many states, including states where we currently operate, have enacted parallel legislation. In the event we are subject to liability under a *qui tam* action, our business and operating results could be adversely affected.

***Federal regulations require entities subject to HIPAA to update their transaction formats for electronic data exchange to the new HIPAA 5010 standards; however, some entities are currently in transition to the new standards which could adversely impact administrative expense and compliance.***

A federal mandate known as HIPAA 5010 requires health plans to use new standards for conducting certain operational and administrative transactions electronically beginning in January 2012. These administrative transactions include: claims, remittance, eligibility and claims status requests and responses. The HIPAA 5010 upgrade was prompted by government and industry's shared goal of providing higher-quality, lower-cost health care and the need for a comprehensive electronic data exchange environment for the ICD-10 mandate to be implemented by October 2013. Upgrading to the new HIPAA 5010 standards should increase transaction uniformity, support pay for performance, and streamline reimbursement transactions. We, along with other health plans, faced significant pressure to make sure that we installed our software and tested it for compatibility with our business partners. Because HIPAA 5010 affects electronic transactions such as patient eligibility, claims filing, claims status, and remittance advice, we proceeded proactively to achieve full functionality of HIPAA 5010 transactions, and did so, before the January 1, 2012 deadline. However, in November 2011, CMS announced it would delay enforcement actions related to implementation of HIPAA 5010 until March 31, 2012. As the delayed implementation deadline approaches for full implementation of HIPAA 5010, we will continue to test our claims management systems to prevent any operational disruptions.

***Our business could be adversely impacted by adoption of the new ICD-10 standardized coding set for diagnoses.***

The U.S. Department of Health and Human Services, or HHS, has released rules pursuant to HIPAA which mandate the use of standard formats in electronic health care transactions. HHS also has published rules requiring the use of standardized code sets and unique identifiers for providers. Originally, the federal government required that health care organizations, including health insurers, upgrade to updated and expanded standardized code sets used for documenting health conditions by October 2013. These new standardized code sets, known as ICD-10, will require substantial investments from health care organizations, including us. However, in February 2012, it was reported that CMS will postpone implementation of ICD-10 and will be issuing shortly a notice with a new timeline governing the pace of implementation. While use of the ICD-10 code sets will require significant administrative changes, we believe that the cost of compliance with these regulations has not had and is not expected to have a material adverse effect on our cash flows, financial position, or results of operations. However, these changes may result in errors and otherwise negatively impact our service levels, and we may experience complications related to supporting customers that are not fully compliant with the revised requirements as of the applicable compliance date. Furthermore, if physicians fail to provide, appropriate codes for services provided as a result of the new coding set, we may not be reimbursed, or adequately reimbursed, for such services.

***If we are unable to deliver quality care, maintain good relations with the physicians, hospitals, and other providers with whom we contract, or if we are unable to enter into cost-effective contracts with such providers, our profitability could be adversely affected.***

We contract with physicians, hospitals, and other providers as a means to ensure access to health care services for our members, to manage health care costs and utilization, and to better monitor the quality of care being delivered. We compete with other health plans to contract with these providers. We believe providers select plans in which they participate based on criteria including reimbursement rates, timeliness and accuracy of claims payment, potential to deliver new patient volume and/or retain existing patients, effectiveness of resolution of calls and complaints, and other factors. We cannot be sure that we will be able to successfully attract and retain providers to maintain a competitive network in the geographic areas we serve. In addition, in any particular market, providers could refuse to contract with us, demand higher payments, or take other actions which could result in higher health care costs, disruption to provider access for current members, a decline in our growth rate, or difficulty in meeting regulatory or accreditation requirements.

The Medicaid program generally pays doctors and hospitals at levels well below those of Medicare and private insurance. Large numbers of doctors, therefore, do not accept Medicaid patients. In the face of fiscal pressures, some states may reduce rates paid to providers, which may further discourage participation in the Medicaid program.

In some markets, certain providers, particularly hospitals, physician/hospital organizations, and some specialists, may have significant market positions or even monopolies. If these providers refuse to contract with us or utilize their market position to negotiate favorable contracts which are disadvantageous to us, our profitability in those areas could be adversely affected.

Some providers that render services to our members are not contracted with our plans. In those cases, there is no pre-established understanding between the provider and our plan about the amount of compensation that is due to the provider. In some states, the amount of compensation is defined by law or regulation, but in most instances it is either not defined or it is established by a standard that is not clearly translatable into dollar terms. In such instances, providers may believe they are underpaid for their services and may either litigate or arbitrate their dispute with our plan. The uncertainty of the amount to pay and the possibility of subsequent adjustment of the payment could adversely affect our business, financial position, cash flows, or results of operations.

***The insolvency of a delegated provider could obligate us to pay their referral claims, which could have an adverse effect on our business, cash flows, or results of operations.***

Circumstances may arise where providers to whom we have delegated risk, due to insolvency or other circumstances, are unable to pay claims they have incurred with third parties in connection with referral services provided to our members. The inability of delegated providers to pay referral claims presents us with both immediate financial risk and potential disruption to member care. Depending on states' laws, we may be held liable for such unpaid referral claims even though the delegated provider has contractually assumed such risk. Additionally, competitive pressures may force us to pay such claims even when we have no legal obligation to do so or we have already paid claims to a delegated provider and payments cannot be recouped if the delegated provider becomes insolvent. To reduce the risk that delegated providers are unable to pay referral claims, we monitor the operational and financial performance of such providers. We also maintain contingency plans that include transferring members to other providers in response to potential network instability. In certain instances, we have required providers to place funds on deposit with us as protection against their potential insolvency. These funds are frequently in the form of segregated funds received from the provider and held by us or placed in a third-party financial institution. These funds may be used to pay claims that are the financial responsibility of the provider in the event the provider is unable to meet these obligations. However, there can be no assurances that these precautionary steps will fully protect us against the insolvency of a delegated provider. Liabilities incurred or losses suffered as a result of provider insolvency could have an adverse effect on our business, financial condition, cash flows, or results of operations.

***Regulatory actions and negative publicity regarding Medicaid managed care and Medicare Advantage may lead to programmatic changes and intensified regulatory scrutiny and regulatory burdens.***

Several of our health care competitors have recently been involved in governmental investigations and regulatory actions which have resulted in significant volatility in the price of their stock. In addition, there has been negative publicity and proposed programmatic changes regarding Medicare Advantage private fee-for-service plans, a part of the Medicare Advantage program in which the Company does not participate. These actions and the resulting negative publicity could become associated with or imputed to the Company, regardless of the Company's actual regulatory compliance or programmatic participation. Such an association, as well as any perception of a recurring pattern of abuse among the health plan participants in government programs and the diminished reputation of the managed care sector as a whole, could result in public distrust, political pressure for changes in the programs in which the Company does participate, intensified scrutiny by regulators, additional regulatory requirements and burdens, increased stock volatility due to speculative trading, and heightened barriers to new managed care markets and contracts, all of which could have a material adverse effect on our business, financial condition, cash flows, or results of operations.

***If a state fails to renew its federal waiver application for mandated Medicaid enrollment into managed care or such application is denied, our membership in that state will likely decrease.***

States may only mandate Medicaid enrollment into managed care under federal waivers or demonstrations. Waivers and programs under demonstrations are approved for two- to five-year periods and can be renewed on an ongoing basis if the state applies and the waiver request is approved or renewed by CMS. We have no control over this renewal process. If a state does not renew its mandated program or the federal government denies the state's application for renewal, our business would suffer as a result of a likely decrease in membership.

***If state regulators do not approve payments of dividends and distributions by our subsidiaries, it may negatively affect our business strategy.***

We are a corporate parent holding company and hold most of our assets at, and conduct most of our operations through, direct subsidiaries. As a holding company, our results of operations depend on the results of operations of our subsidiaries. Moreover, we are dependent on dividends or other intercompany transfers of funds from our subsidiaries to meet our debt service and other obligations. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend on their operating results and will be subject to applicable laws and restrictions contained in agreements governing the debt of such subsidiaries. In addition, our health plan subsidiaries are subject to laws and regulations that limit the amount of dividends and distributions that they can pay to us without prior approval of, or notification to, state regulators. In California, our health plan may dividend, without notice to or approval of the California Department of Managed Health Care, amounts by which its tangible net equity exceeds 130% of the tangible net equity requirement. Our other health plans must give thirty days' advance notice and the opportunity to disapprove "extraordinary" dividends to the respective state departments of insurance for amounts over the lesser of (a) ten percent of surplus or net worth at the prior year end or (b) the net income for the prior year. The discretion of the state regulators, if any, in approving or disapproving a dividend is not clearly defined. Health plans that declare non-extraordinary dividends must usually provide notice to the regulators ten or fifteen days in advance of the intended distribution date of the non-extraordinary dividend. The aggregate amounts our health plan subsidiaries could have paid us at December 31, 2011, 2010, and 2009 without approval of the regulatory authorities were approximately $17.6 million, $18.8 million, and $9.0 million, respectively. If the regulators were to deny or significantly restrict our subsidiaries' requests to pay dividends to us, the funds available to our company as a whole would be limited, which could harm our ability to implement our business strategy. For example, we could be hindered in our ability to make debt service payments under our credit facility and/or our convertible senior notes.

***Unforeseen changes in pharmaceutical regulations or market conditions may impact our revenues and adversely affect our results of operations.***

A significant category of our health care costs relate to pharmaceutical products and services. Evolving regulations and state and federal mandates regarding coverage may impact the ability of our health plans to continue to receive existing price discounts on pharmaceutical products for our members. Other factors affecting our pharmaceutical costs include, but are not limited to, the price of pharmaceuticals, geographic variation in utilization of new and existing pharmaceuticals, and changes in discounts. The unpredictable nature of these factors may have an adverse effect on our business, financial condition, cash flows, or results of operations.

***An unauthorized disclosure of sensitive or confidential member information could have an adverse effect on our business.***

As part of our normal operations, we collect, process, and retain confidential member information. We are subject to various federal and state laws and rules regarding the use and disclosure of confidential member information, including HIPAA and the Gramm-Leach-Bliley Act. The Health Information Technology for Economic and Clinical Health Act provisions of the ARRA further expand the coverage of HIPAA by, among other things, extending the privacy and security provisions, mandating new regulations around electronic medical records, expanding enforcement mechanisms, allowing the state Attorneys General to bring enforcement actions, increasing penalties for violations, and requiring public disclosure of improper disclosures of health information of more than 500 individuals.

Under ARRA, civil penalties for HIPAA violations by covered entities are increased up to an annual maximum of $1.5 million for uncorrected violations based on willful neglect. In addition, imposition of these penalties is now more likely because ARRA strengthens enforcement. For example, commencing February 2010, HHS was required to conduct periodic audits to confirm compliance. Investigations of violations that indicate willful neglect, for which penalties are now mandatory, are statutorily required. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. Initially monies collected will be transferred to a division of HHS for further enforcement, and within three years, a methodology will be adopted for distributing a percentage of those monies to affected individuals to fund enforcement and provide incentive for individuals to report violations. In addition, ARRA requires us to notify affected individuals, HHS, and in some cases the media when unsecured personal health information is subject to a security breach.

ARRA also contains a number of provisions that provide incentives for states to initiate certain programs related to health care and health care technology, such as electronic health records. While provisions such as these do not apply to us directly, states wishing to apply for grants under ARRA, or otherwise participating in such programs, may impose new health care technology requirements on us through our contracts with state Medicaid agencies. We are unable to predict what such requirements may entail or what their effect on our business may be.

We will continue to assess our compliance obligations as regulations under ARRA are promulgated and more guidance becomes available from HHS and other federal agencies. The new privacy and security requirements, however, may require substantial operational and systems changes, employee education and resources and there is no guarantee that we be able to implement them adequately or prior to their effective date. Given HIPAA's complexity and the anticipated new regulations, which may be subject to changing and perhaps conflicting interpretation, our ongoing ability to comply with all of the HIPAA requirements is uncertain, which may expose us to the criminal and increased civil penalties provided under ARRA and may require us to incur significant costs in order to seek to comply with its requirements.

While we currently expend significant resources and implemented solutions, processes and procedures to protect against cyber attacks and security breaches and have no evidence to suggest that such attacks have resulted in a breach of our systems, we may need to expend additional significant resources in the future to continue to protect against potential security breaches or to address problems caused by such attacks or any breach of our systems. Because the techniques used to circumvent security systems can be highly sophisticated and change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventive measures.

Despite the security measures we have in place to ensure compliance with applicable laws and rules, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential member information, whether by us or a third party, could subject us to civil and criminal penalties, divert management's time and energy and have a material adverse effect on our business, financial condition, cash flows, or results of operations.

**Risks Related to the Operation of Our Molina Medicaid Solutions Business**

***MMIS operational problems in Idaho or Maine could result in reduced or withheld payments, damage assessments, increased administrative costs, or even contract termination, any of which could adversely affect our business, financial condition, cash flows, or results of operations.***

From and after the MMIS operational or "go live" date of June 1, 2010 after which it began pilot operations, Molina Medicaid Solutions has experienced certain problems with the MMIS in Idaho. In the event Molina Medicaid Solutions is unsuccessful in correcting all of the identified problems, the Idaho Department of Administration may: (i) reduce or withhold its payments to Molina Medicaid Solutions, (ii) require Molina Medicaid Solutions to provide services at no additional cost to Idaho, (iii) require the payment of damages, or (iv) terminate its contract with Molina Medicaid Solutions. In addition, Molina Medicaid Solutions may incur much greater administrative costs than expected in correcting the MMIS problems, or in advancing interim payments to Idaho providers. For example, the consulting and outside service costs for Idaho following its go-live operational date have not declined from the pre-operational level as had been previously expected. Finally, Idaho DHW may not accept the MMIS developed and implemented by Molina Medicaid Solutions, or CMS may not certify such MMIS. All of such risks are also applicable to the MMIS in Maine which became operational and began pilot operations as of September 1, 2010. In addition, the state of Maine, in order to balance its budget, has requested that we renegotiate our contract with the state under terms which would reduce the amount of payments made under the life of the contract. The realization of any of the foregoing risks could adversely affect our business, financial condition, cash flows, or results of operations.

***We may be unable to retain or renew the state government contracts of the Molina Medicaid Solutions segment on terms consistent with our expectations or at all.***

Molina Medicaid Solutions currently has management contracts in only six states. If we are unable to continue to operate in any of those six states, or if our current operations in any of those six states were significantly curtailed, the revenues and cash flows of Molina Medicaid Solutions could decrease materially, and as a result our profitability would be negatively impacted.

***If the responsive bids to RFPs of Molina Medicaid Solutions are not successful, including its responsive bid in West Virginia during 2012, our revenues could be materially reduced and our operating results could be negatively impacted.***

The government contracts of Molina Medicaid Solutions may be subject to periodic competitive bidding. In such process, Molina Medicaid Solutions may face competition as other service providers, some with much greater financial resources and greater name recognition, attempt to enter our markets through the competitive bidding process. For instance, in 2011, the government contract of Molina Medicaid Solutions in Louisiana was subject to competitive bidding, and we were unsuccessful in being awarded a new contract. During 2012, the state MMIS contract of West Virginia will be subject to competitive bidding. Molina Medicaid Solutions also anticipates bidding in other states which have issued RFPs for procurement of a new MMIS. In the event the responsive bid in West Virginia is not successful, we will lose our fiscal agent contract in that state, and our revenues could be materially reduced as a result. In addition, in the event our responsive bids in other states are not successful, we will be unable to grow in a manner consistent with our projections. Even if our responsive bids are successful, the bids may be based upon assumptions or other factors which could result in the contract being less profitable than we had expected or had been the case prior to competitive re-bidding.

***Because of the complexity and duration of the services and systems required to be delivered under the government contracts of Molina Medicaid Solutions, there are substantial risks associated with full performance under the contracts.***

The state contracts of Molina Medicaid Solutions typically require significant investment in the early stages that is expected to be recovered through billings over the life of the contracts. These contracts involve the construction of new computer systems and communications networks and the development and deployment of complex technologies. Substantial performance risk exists under each contract. Some or all elements of service delivery under these contracts are dependent upon successful completion of the design, development, construction, and implementation phases. Any increased or unexpected costs or unanticipated delays in connection with the performance of these contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our overall business, financial condition, cash flows, or results of operations.

***If we fail to comply with our state government contracts or government contracting regulations, our business may be adversely affected.***

Molina Medicaid Solutions' contracts with state government customers may include unique and specialized performance requirements. In particular, contracts with state government customers are subject to various procurement regulations, contract provisions, and other requirements relating to their formation, administration, and performance. Any failure to comply with the specific provisions in our customer contracts or any violation of government contracting regulations could result in the imposition of various civil and criminal penalties, which may include termination of the contracts, forfeiture of profits, suspension of payments, imposition of fines, and suspension from future government contracting. Further, any negative publicity related to our state government contracts or any proceedings surrounding them may damage our business by affecting our ability to compete for new contracts. The termination of a state government contract, our suspension from government work, or any negative impact on our ability to compete for new contracts, could have an adverse effect on our business, financial condition, cash flows, or results of operations.

***System security risks and systems integration issues that disrupt our internal operations or information technology services provided to customers could adversely affect our financial results or damage our reputation.***

Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate our confidential information or that of third parties, create system disruptions or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms, and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the system. The costs to us to eliminate or alleviate security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and the efforts to address these problems could result in interruptions, delays, cessation of service, and loss of existing or potential government customers.

Molina Medicaid Solutions routinely processes, stores, and transmits large amounts of data for our clients, including sensitive and personally identifiable information. Breaches of our security measures could expose us, our customers, or the individuals affected to a risk of loss or misuse of this information, resulting in litigation and potential liability for us and damage to our brand and reputation. Accordingly, we could lose existing or potential government customers for outsourcing services or other information technology solutions or incur significant expenses in connection with our customers' system failures or any actual or perceived security vulnerabilities in our products. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

Portions of our information technology infrastructure also may experience interruptions, delays, or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time consuming, disruptive, and resource-intensive. Such disruptions could adversely impact our ability to fulfill orders and interrupt other processes. Delayed sales, lower margins, or lost government customers resulting from these disruptions could adversely affect our financial results, reputation, and stock price.

***In the course of providing services to customers, Molina Medicaid Solutions may inadvertently infringe on the intellectual property rights of others and be exposed to claims for damages.***

The solutions we provide to our state government customers may inadvertently infringe on the intellectual property rights of third parties resulting in claims for damages against us. The expense and time of defending against these claims may have a material and adverse impact on our profitability. Additionally, the publicity we may receive as a result of infringing intellectual property rights may damage our reputation and adversely impact our ability to develop new MMIS business.

***Inherent in the government contracting process are various risks which may materially and adversely affect our business and profitability.***

We are subject to the risks inherent in the government contracting process. These risks include government audits of billable contract costs and reimbursable expenses and compliance with government reporting requirements. In the event we are found to be out of compliance with government contracting requirements, our reputation may be adversely impacted and our relationship with the government agencies we work with may be damaged, resulting in a material and adverse effect on our profitability.

***Our performance on contracts, including those on which we have partnered with third parties, may be adversely affected if we or the third parties fail to deliver on commitments.***

In some instances, our contracts require that we partner with other parties including software and hardware vendors to provide the complex solutions required by our state government customers. Our ability to deliver the solutions and provide the services required by our customers is dependent on our and our partners' ability to meet our customers' delivery schedules. If we or our partners fail to deliver services or products on time, our ability to complete the contract may be adversely affected, which may have a material and adverse impact on our revenue and profitability.

## Risks Related to our General Business Operations

***Restrictions and covenants in our credit facility may limit our ability to make certain acquisitions or reduce our liquidity and capital resources.***

On September 9, 2011, we entered into a credit agreement for a $170 million revolving credit facility with various lenders and U.S. Bank National Association. The credit facility imposes numerous restrictions and covenants, including, but not limited to, prescribed consolidated leverage and fixed charge coverage ratios, net worth requirements, and acquisition and disposition limitations that restrict our financial and operating flexibility, including our ability to make certain acquisitions above specified values and declare dividends and other distributions without lender approval. Our ability to comply with these covenants may be affected by events beyond our control. As a result of the restrictions and covenants imposed under our credit facility, our growth strategy may be negatively impacted by our inability to react to market conditions, finance our operations, engage in strategic acquisitions or disposals, act with complete flexibility, or to use our credit facility in the manner intended. In addition, our credit facility matures in September 2016. If we are in default at a time when funds under the credit facility are required to finance an acquisition, or if a proposed acquisition does not satisfy the pro forma financial requirements under our credit facility, or if we are unable to renew or refinance our credit facility prior to its maturity, and if the default is not cured or waived, we may be unable to use the credit facility in the manner intended, and our operations, liquidity, and capital resources could be materially adversely affected.

***Ineffective management of our growth may negatively affect our business, financial condition, or results of operations.***

Depending on acquisitions and other opportunities, we expect to continue to grow our membership and to expand into other markets. In fiscal year 2007, we had total premium revenue of $2.5 billion. In fiscal year 2011, we had total premium revenue of $4.6 billion, an increase of 87% over a five-year span. Continued rapid growth could place a significant strain on our management and on other Company resources. Our ability to manage our growth may depend on our ability to strengthen our management team and attract, train, and retain skilled employees, and our ability to implement and improve operational, financial, and management information systems on a timely basis. If we are unable to manage our growth effectively, our business, financial condition, cash flows, and results of operations could be materially and adversely affected. In addition, due to the initial substantial costs related to acquisitions, rapid growth could adversely affect our short-term profitability and liquidity.

***Any changes to the laws and regulations governing our business, or the interpretation and enforcement of those laws or regulations, could cause us to modify our operations and could negatively impact our operating results.***

Our business is extensively regulated by the federal government and the states in which we operate. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers rather than managed care organizations. The government agencies administering these laws and regulations have broad latitude in interpreting and applying them. These laws and regulations, along with the terms of our government contracts, regulate how we do business, what services we offer, and how we interact with members and the public. For instance, some states mandate minimum medical expense levels as a percentage of premium revenues. These laws and regulations, and their interpretations, are subject to frequent change. The interpretation of certain contract provisions by our governmental regulators may also change. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or regulations, could reduce our profitability by imposing additional capital requirements, increasing our liability, increasing our administrative and other costs, increasing mandated benefits, forcing us to restructure our relationships with providers, or requiring us to implement additional or different programs and systems. Changes in the interpretation of our contracts could also reduce our profitability if we have detrimentally relied on a prior interpretation.

***Our business depends on our information and medical management systems, and our inability to effectively integrate, manage, and keep secure our information and medical management systems, could disrupt our operations.***

Our business is dependent on effective and secure information systems that assist us in, among other things, processing provider claims, monitoring utilization and other cost factors, supporting our medical management techniques, and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status, and other information. If we experience a reduction in the performance, reliability, or availability of our information and medical management systems, our operations, ability to pay claims, and ability to produce timely and accurate reports could be adversely affected. In addition, if the licensor or vendor of any software which is integral to our operations were to become insolvent or otherwise fail to support the software sufficiently, our operations could be negatively affected.

Our information systems and applications require continual maintenance, upgrading, and enhancement to meet our operational needs. Moreover, our acquisition activity requires transitions to or from, and the integration of, various information systems. If we experience difficulties with the transition to or from information systems or are unable to properly implement, maintain, upgrade or expand our system, we could suffer from, among other things, operational disruptions, loss of members, difficulty in attracting new members, regulatory problems, and increases in administrative expenses.

Our business requires the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments could result in compromises or breaches of our security systems and member data stored in our information systems. Anyone who circumvents our security measures could misappropriate our confidential information or cause interruptions in services or operations. The internet is a public network, and data is sent over this network from many sources. In the past, computer viruses or software programs that disable or impair computers have been distributed and have rapidly spread over the internet. Computer viruses could be introduced into our systems, or those of our providers or regulators, which could disrupt our operations, or make our systems inaccessible to our members, providers, or regulators. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, possible liability and loss. Our security measures may be inadequate to prevent security breaches, and our business operations would be negatively impacted by cancellation of contracts and loss of members if security breaches are not prevented.

***Because our corporate headquarters are located in Southern California, our business operations may be significantly disrupted as a result of a major earthquake.***

Our corporate headquarters is located in Long Beach, California. In addition, the claims of our health plans are also processed in Long Beach. Southern California is exposed to a statistically greater risk of a major earthquake than most other parts of the United States. If a major earthquake were to strike the Los Angeles area, our corporate functions and claims processing could be significantly impaired for a substantial period of time. Although we have established a disaster recovery and business resumption plan with back-up operating sites to be deployed in the case of such a major disruptive event, there can be no assurances that the disaster recovery plan will be successful or that the business operations of all our health plans, including those that are remote from any such event, would not be substantially impacted by a major Southern California earthquake.

***We face claims related to litigation which could result in substantial monetary damages.***

We are subject to a variety of legal actions, including medical malpractice actions, provider disputes, employment related disputes, and breach of contract actions. In the event we incur liability materially in excess of the amount for which we have insurance coverage, our profitability would suffer. In addition, our providers involved in medical care decisions are exposed to the risk of medical malpractice claims. As an employer of physicians and ancillary medical personnel and as an operator of primary care clinics, our plans are subject to liability for negligent acts, omissions, or injuries occurring at one of its clinics or caused by one of their employees. We maintain medical malpractice insurance for our clinics in an amount which we believe to be reasonable in light of our experience to date. However, given the significant amount of some medical malpractice awards and settlements, this insurance may not be sufficient or available at a reasonable cost to protect us from damage awards or other liabilities. Even if any claims brought against us were unsuccessful or without merit, we would have to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly, and may distract our management's attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

Furthermore, claimants often sue managed care organizations for improper denials of or delays in care, and in some instances improper authorizations of care. Claims of this nature could result in substantial damage awards against us and our providers that could exceed the limits of any applicable medical malpractice insurance coverage. Successful malpractice or tort claims asserted against us, our providers, or our employees could adversely affect our financial condition and profitability.

We cannot predict the outcome of any lawsuit with certainty. While we currently have insurance coverage for some of the potential liabilities relating to litigation, other such liabilities may not be covered by insurance, the insurers could dispute coverage, or the amount of insurance could be insufficient to cover the damages awarded. In addition, insurance coverage for all or certain types of liability may become unavailable or prohibitively expensive in the future or the deductible on any such insurance coverage could be set at a level which would result in us effectively self-insuring cases against us.

Although we establish reserves for litigation as we believe appropriate, we cannot assure you that our recorded reserves will be adequate to cover such costs. Therefore, the litigation to which we are subject could have a material adverse effect on our business, financial condition, cash flows, or results of operations, and could prompt us to change our operating procedures.

***We are subject to competition which negatively impacts our ability to increase penetration in the markets we serve.***

We operate in a highly competitive environment and in an industry that is subject to ongoing changes from business consolidations, new strategic alliances, and aggressive marketing practices by other managed care organizations. We compete for members principally on the basis of size, location, and quality of provider network, benefits supplied, quality of service, and reputation. A number of these competitive elements are partially dependent upon and can be positively affected by the financial resources available to a health plan. Many other organizations with which we compete, including large commercial plans, have substantially greater financial and other resources than we do. For these reasons, we may be unable to grow our membership, or may lose members to other health plans.

***Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business, operating results, and stock price.***

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting. In particular, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Our future testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will continue to require that we incur substantial accounting expense and expend significant management time and effort. Moreover, if we are not able to continue to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities, which would require additional financial and management resources.

***Changes in accounting may affect our results of operations.***

U.S. generally accepted accounting principles ("GAAP") and related implementation guidelines and interpretations can be highly complex and involve subjective judgments. Changes in these rules or their interpretation, or the adoption of new pronouncements could significantly affect our stated results of operations.

***The value of our investments is influenced by varying economic and market conditions, and a decrease in value could have an adverse effect on our results of operations, liquidity, and financial condition.***

Our investments consist solely of investment-grade debt securities. The unrestricted portion of this portfolio is designated as available-for-sale. Our non-current restricted investments are designated as held-to-maturity. Available-for-sale investments are carried at fair value, and the unrealized gains or losses are included in accumulated other comprehensive income or loss as a separate component of stockholders' equity, unless the decline in value is deemed to be other-than-temporary and we do not have the intent and ability to hold such securities until their full cost can be recovered. For our available-for-sale investments and held-to-maturity investments, if a decline in value is deemed to be other-than-temporary and we do not have the intent and ability to hold such security until its full cost can be recovered, the security is deemed to be other-than-temporarily impaired and it is written down to fair value and the loss is recorded as an expense.

In accordance with applicable accounting standards, we review our investment securities to determine if declines in fair value below cost are other-than-temporary. This review is subjective and requires a high degree of judgment. We conduct this review on a quarterly basis, using both quantitative and qualitative factors, to determine whether a decline in value is other-than-temporary. Such factors considered include the length of time and the extent to which market value has been less than cost, the financial condition and near term prospects of the issuer, recommendations of investment advisors and forecasts of economic, market or industry trends. This review process also entails an evaluation of our ability and intent to hold individual securities until they mature or full cost can be recovered.

The current economic environment and recent volatility of the securities markets increase the difficulty of assessing investment impairment and the same influences tend to increase the risk of potential impairment of these assets. Over time, the economic and market environment may provide additional insight regarding the fair value of certain securities, which could change our judgment regarding impairment. This could result in realized losses relating to other-than-temporary declines to be recorded as an expense. Given the current market conditions and the significant judgments involved, there is continuing risk that declines in fair value may occur and material other-than-temporary impairments may result in realized losses in future periods which could have an adverse effect on our business, financial condition, cash flows, or results of operations.

***Unanticipated changes in our tax rates or exposure to additional income tax liabilities could affect our profitability.***

We are subject to income taxes in the United States. Our effective tax rate could be adversely affected by changes in the mix of earnings in states with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in U.S. tax laws and regulations, and changes in our interpretations of tax laws, including pending tax law changes. In addition, we are subject to the routine examination of our income tax returns by the Internal Revenue Service and other local and state tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our estimated income tax liabilities. Adverse outcomes from tax examinations, or the accounting reversal of any tax benefits or revenue previously recognized by us, could have an adverse effect on our provision for income taxes, estimated income tax liabilities, or results of operations.

***We are dependent on our executive officers and other key employees.***

Our operations are highly dependent on the efforts of our executive officers. The loss of their leadership, knowledge, and experience could negatively impact our operations. Replacing many of our executive officers might be difficult or take an extended period of time because a limited number of individuals in the managed care industry have the breadth and depth of skills and experience necessary to operate and expand successfully a business such as ours. Our success is also dependent on our ability to hire and retain qualified management, technical, and medical personnel. It is critical that we recruit, manage, enable and retain talent to successfully execute our strategic objections which requires aligned policies, a positive work environment and a robust succession and talent development process. Further, particularly in light of the changing healthcare environment, we must focus on building employee capabilities to help ensure that we can meet upcoming challenges and opportunities. If we are unsuccessful in recruiting, retaining, managing and enabling such personnel and are unable to meet upcoming challenges and opportunities, our operations could be negatively impacted.

***We are subject to risks associated with outsourcing services and functions to third parties.***

We contract with independent third party vendors and service providers who provide services to us and our subsidiaries or to whom we delegate selected functions. Our arrangements with third party vendors and service providers may make our operations vulnerable if those third parties fail to satisfy their obligations to us, including their obligations to maintain and protect the security and confidentiality of our information and data. In addition, we may have disagreements with third party vendors and service providers regarding relative responsibilities for any such failures under applicable business associate agreements or other applicable outsourcing agreements. Further, we may not be adequately indemnified against all possible losses through the terms and conditions of our contracts with third party vendors and service providers. Our outsourcing arrangements could be adversely impacted by changes in the vendors' or service provider's operations or financial condition or other matters outside of our control. If we fail to adequately monitor and regulate the performance of our third party vendors and service providers, we could be subject to additional risk. Violations of, or noncompliance with, laws and/or regulations governing our business or noncompliance with contract terms by third party vendors and service providers could increase our exposure to liability to our members, providers or other third parties, or sanctions and/or fines from the regulators that oversee our business. In turn, this could increase the costs associated with the operation of our business or have an adverse impact on our business and reputation. Moreover, if these vendor and service provider relationships were terminated for any reason, we may not be able to find alternative partners in a timely manner or on acceptable financial terms, and may incur significant costs in connection with any such vendor or service provider transition. As a result, we may not be able to meet the full demands of our customers and, in turn, our business, financial condition and results of operations may be harmed. In addition, we may not fully realize the anticipated economic and other benefits from our outsourcing projects or other relationships we enter into with third party vendors and service providers, as a result of regulatory restrictions on outsourcing, unanticipated delays in transitioning our operations to the third party, vendor or service provider noncompliance with contract terms or violations of laws and/or regulations, or otherwise. This could result in substantial costs or other operational or financial problems that could adversely impact our business, financial condition and results of operations.

***An impairment charge with respect to our recorded goodwill or indefinite-lived intangible assets could have a material impact on our financial results.***

We conduct formal impairment tests on material long-lived assets, such as goodwill and indefinite-lived intangible assets, and intangible assets, net, at least annually; additionally, we continually evaluate whether events or changes in business conditions suggest potential impairment of such assets. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational performance. For example, our health plan subsidiaries have generally been successful in obtaining the renewal by amendment of their contracts in each state prior to the actual expiration of their contracts. However, there can be no assurance that these contracts will continue to be renewed. The non-renewal of such a contract would be an indicator of impairment.

As of December 31, 2011, the balance of goodwill and indefinite-lived intangible assets was $154.0 million. Goodwill and indefinite-lived assets are not amortized, but are subject to impairment tests on an annual basis or more frequently if indicators of impairment exist. As of December 31, 2011, the balance of intangible assets, net, was $101.8 million. Intangible assets are amortized generally on a straight-line basis over their estimated useful lives. The determination of the value of goodwill and indefinite-lived intangible assets, and intangible assets, net, requires us to make estimates and assumptions about estimated asset lives, future business trends, and growth. Such evaluation is significantly impacted by estimates and assumptions of future revenues, costs and expenses, and other factors.

If an event or events occur that would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill and indefinite-lived intangible assets, and intangible assets, net, such revision could result in a non-cash impairment charge that could have a material impact on our financial results.

***We are subject to the risks of owning real property.***

We own an approximately 460,000 square foot office building housing our principal executive offices, which we purchased in a transaction that closed on December 7, 2011. Accordingly, we are subject to all of the risks generally associated with owning and leasing real estate, which includes, but is not limited to: the possibility of environmental contamination, the costs associated with fixing any environmental problems and the risk of damages resulting from such contamination; adverse changes in the value of the property due to interest rate changes, changes in the neighborhood in which the property is located or other factors; ongoing maintenance expenses and costs of improvements; the possible need for structural improvements in order to comply with changes in zoning, seismic, disability act, or other requirements; inability to renew or enter into leases for space not utilized by the Company on commercially acceptable terms or at all; and possible disputes with neighboring owners or other individuals and entities.

***Because we have guaranteed one of our subsidiary's obligations under a loan agreement, if this subsidiary fails to meet its obligations under the loan agreement, we may be required to satisfy such obligations, and such an undertaking could have an adverse affect on our financial condition.***

On December 7, 2011, Molina Center LLC, a wholly owned subsidiary of the Company, entered into a Term Loan Agreement with various lenders and East West Bank, as Administrative Agent, to borrow the aggregate principal amount of $48.6 million to finance a portion of the $81 million purchase price for the acquisition of the office building housing our corporate headquarters. While all amounts due under the Term Loan Agreement and related loan documents are secured by a security interest in the office building in favor of and for the benefit of the Administrative Agent and the other lenders under the Term Loan Agreement, the Company has additionally guaranteed Molina Center's obligations of payment and performance under the Term Loan Agreement, certain promissory notes executed in connection therewith, and other loan documents. The maximum amount of the promissory notes for which the Company is liable under the Guaranty will in no event exceed $20 million, but there is no cap on the Company's total liability under the Guaranty. Furthermore, Molina Center and the Company also entered into an Environmental Indemnity in favor of the Administrative Agent and the other lenders pursuant to which the Company, jointly and severally with Molina Center, has agreed to indemnify and hold harmless the Administrative Agent and each of the other lenders under the Term Loan Agreement from and against any loss, damage, cost, expense, claim, or liability directly or indirectly arising out of or attributable to the use, generation, storage, release, discharge or disposal, or presence of certain hazardous materials on or about the office building. Neither the Company's nor Molina Center's liability under the Environmental Indemnity is limited by a maximum dollar amount. If Molina Center is unable to comply with the various customary financial covenants of the Term Loan Agreement, if it defaults under the Term Loan Agreement or if there are major environmental liabilities attributed to hazardous materials, such events could have an adverse effect on our business, financial condition, cash flows, or results of operations.

## Risks Related to Our Common Stock

***Volatility of our stock price could adversely affect stockholders.***

Since our initial public offering in July 2003, the sales price of our common stock has ranged from a low of $10.75 (on a split-adjusted basis) to a high of $36.83. A number of factors will continue to influence the market price of our common stock, including:

- state and federal budget pressures,
- changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts,
- announcements relating to our business or the business of our competitors,
- changes in government payment levels,
- adverse publicity regarding health maintenance organizations and other managed care organizations,
- government action regarding member eligibility,
- changes in state mandatory programs,
- conditions generally affecting the managed care industry or our provider networks,
- the success of our operating or acquisition strategy,
- the operating and stock price performance of other comparable companies in the health care industry,
- the termination of our Medicaid or CHIP contracts with state or county agencies, or subcontracts with other Medicaid managed care organizations that contract with such state or county agencies,
- regulatory or legislative change,
- general economic conditions, including unemployment rates, inflation, and interest rates, and
- the factors set forth under "Risk Factors" in this report.

Our stock may not trade at the same levels as the stock of other health care companies or the market in general. Also, if the trading market for our stock does not continue to develop, securities analysts may not maintain or initiate research coverage of our Company and our shares, and this could depress the market for our shares.

***Members of the Molina family own a majority of our capital stock, decreasing the influence of other stockholders on stockholder decisions.***

Members of the Molina family, either directly or as trustees or beneficiaries of Molina family trusts, in the aggregate own or are entitled to receive upon certain events approximately 40% of our capital stock. Our president and chief executive officer, as well as our chief financial officer, are members of the Molina family, and they are also on our board of directors. Because of the amount of their shareholdings, Molina family members, if they were to act as a group with the trustees of their family trusts, have the ability to significantly influence all matters submitted to stockholders for approval, including the election and removal of directors, amendments to our charter, and any merger, consolidation, or sale of our Company. A significant concentration of share ownership can also adversely affect the trading price for our common stock because investors often discount the value of stock in companies that have controlling stockholders. Furthermore, the concentration of share ownership in the Molina family could delay or prevent a merger or consolidation, takeover, or other business combination that could be favorable to our stockholders. Finally, the interests and objectives of the Molina family may be different from those of our company or our other stockholders, and they may vote their common stock in a manner that is contrary to the vote of our other stockholders.

***Future sales of our common stock or equity-linked securities in the public market could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.***

We may issue equity securities in the future, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Sales of a substantial number of shares of our common stock or other equity securities, including sales of shares in connection with any future acquisitions, could be substantially dilutive to our stockholders. These sales may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options, or warrants to purchase our common stock in the future and those stock appreciation rights, options, or warrants are exercised or as the restricted stock units vest, our stockholders may experience further dilution. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase a pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our stockholders. Our certificate of incorporation provides that we have authority to issue 80,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of December 31, 2011, 45,815,392 shares of common stock and no shares of preferred or other capital stock were issued and outstanding.

***It may be difficult for a third party to acquire our Company, which could inhibit stockholders from realizing a premium on their stock price.***

We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These provisions may prohibit stockholders owning 15% or more of our outstanding voting stock from merging or combining with us. In addition, any change in control of our state health plans would require the approval of the applicable insurance regulator in each state in which we operate.

Our certificate of incorporation and bylaws also contain provisions that could have the effect of delaying, deferring, or preventing a change in control of our Company that stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

- a staggered board of directors, so that it would take three successive annual meetings to replace all directors,
- prohibition of stockholder action by written consent, and
- advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

In addition, changes of control are often subject to state regulatory notification, and in some cases, prior approval.

***We do not anticipate paying any cash dividends in the foreseeable future.***

We have never declared or paid any cash dividends. While we have in the past and may again in the future use our available cash to repurchase our securities, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

**Item 1B:** ***Unresolved Staff Comments***

None.

**Item 2:** ***Properties***

We lease a total of 68 facilities. We own a 460,000 square foot office building housing our corporate headquarters in Long Beach, California, and we also own a nearby 32,000 square-foot office building in Long Beach, California, a 26,000 square-foot data center in Albuquerque, New Mexico, and a community clinic in Pomona, California. While we believe our current facilities are adequate to meet our operational needs for the foreseeable future, we are continuing to periodically evaluate our employee and operations growth prospects to determine if additional space is required.

**Item 3:** ***Legal Proceedings***

The health care industry is subject to numerous laws and regulations of federal, state, and local governments. Compliance with these laws and regulations can be subject to government review and interpretation, as well as regulatory actions unknown and unasserted at this time. Penalties associated with violations of these laws and regulations include significant fines, exclusion from participating in publicly-funded programs, and the repayment of previously billed and collected revenues.

We are involved in various legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. Based upon the evaluation of information currently available, we believe that these actions, when finally concluded and determined, are not likely to have a material adverse effect on our business, financial condition, cash flows, or results of operations.

**Item 4:** ***Mine Safety Disclosures***

None.

## PART II

### Item 5: *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is listed on the New York Stock Exchange under the trading symbol "MOH." As of February 15, 2012, there were 131 holders of record of our common stock. The high and low sales prices of our common stock for specified periods are set forth below:

| Date Range | High | Low |
|---|---|---|
| 2011 | | |
| First Quarter(1) | $26.86 | $17.77 |
| Second Quarter(1) | $29.03 | $24.72 |
| Third Quarter | $28.21 | $14.82 |
| Fourth Quarter | $26.31 | $13.93 |
| 2010(1) | | |
| First Quarter | $17.59 | $13.35 |
| Second Quarter | $20.80 | $16.67 |
| Third Quarter | $21.20 | $16.85 |
| Fourth Quarter | $18.85 | $16.43 |

(1) All applicable share and per-share amounts reflect the retroactive effects of the three-for-two common stock split in the form of a stock dividend that was effective May 20, 2011.

### Dividends

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund our business, and we do not anticipate paying any cash dividends in the future.

Our ability to pay dividends is partially dependent on, among other things, our receipt of cash dividends from our regulated subsidiaries. The ability of our regulated subsidiaries to pay dividends to us is limited by the state departments of insurance in the states in which we operate or may operate, as well as requirements of the government-sponsored health programs in which we participate. Any future determination to pay dividends will be at the discretion of our Board and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. For more information regarding restrictions on the ability of our regulated subsidiaries to pay dividends to us, please see Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Regulatory Capital and Dividends Restrictions.

### Unregistered Issuances of Equity Securities

None.

### Stock Repurchase Program

On July 27, 2011, our board of directors approved a stock repurchase program of up to $7 million to be used to purchase shares of our common stock under a Rule 10b5-1 trading plan. Under this program, we purchased approximately 400,000 shares of our common stock for $7 million (average cost of approximately $17.47 per share) during August 2011. This repurchase program was funded with working capital.

Effective as of October 26, 2011, our board of directors has authorized the repurchase of $75 million in aggregate of either our common stock or our convertible senior notes due 2014. The repurchase program will be funded with working capital or draws under our credit facility, and repurchases may be made from time to time on the open market or through privately negotiated transactions. The repurchase program extends through October 25, 2012, but the Company reserves the right to suspend or discontinue the program at any time. No securities were purchased under this program in 2011.

Purchases of common stock made by or on behalf of the Company during the quarter ended December 31, 2011, including shares withheld by the Company to satisfy our employees' income tax obligations, are set forth below:

| | Total Number of Shares Purchased(a) | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(b)(c) | Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs(b)(c) |
|---|---|---|---|---|
| October 1 — October 31 | 2,431(d) | $15.44 | — | $75,000,000 |
| November 1 — November 30 | 2,150(d) | $20.53 | — | $75,000,000 |
| December 1 — December 31 | 1,213(d) | $21.82 | — | $75,000,000 |
| Total | 5,794(d) | $18.66 | — | |

(a) During the three months ended December 31, 2011, we did not repurchase any shares of our common stock outside of our publicly announced stock repurchase program except 5,794 shares of common stock withheld to settle our employees' income tax obligations.

(b) On July 27, 2011, our board of directors approved a stock repurchase program of up to $7 million to be used to purchase shares of our common stock under a Rule 10b5-1 trading plan. Our repurchases under this program were completed in August 2011.

(c) Effective as of October 26, 2011, our board of directors has authorized the repurchase of $75 million in aggregate of either our common stock or our convertible senior notes due 2014. The repurchase program extends through October 25, 2012, but the Company reserves the right to suspend or discontinue the program at any time. No repurchases have been made by the Company pursuant to this repurchase plan during the quarter ended December 31, 2011.

(d) Includes shares withheld by the Company to satisfy our employees' income tax withholdings.

**Securities Authorized for Issuance Under Equity Compensation Plans (as of December 31, 2011)**

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 553,049 | $20.91 | 7,377,188(2) |

(1) Options to purchase shares of our common stock issued under the 2000 Omnibus Stock and Incentive Plan, and the 2002 Equity Incentive Plan. Further grants under the 2000 Omnibus Stock and 2002 Equity Incentive Plan have been suspended.

(2) Includes only shares remaining available to issue under the 2011 Equity Incentive Plan (the "2011 Incentive Plan"), and the 2011 Employee Stock Purchase Plan (the "ESPP"). Further grants under the 2002 Equity Incentive Plan and the 2002 Employee Stock Purchase Plan have been suspended.

## STOCK PERFORMANCE GRAPH

*The following discussion shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a filing.*

The following line graph compares the percentage change in the cumulative total return on our common stock against the cumulative total return of the Standard & Poor's Corporation Composite 500 Index (the "S&P 500") and a peer group index for the five-year period from December 31, 2006 to December 31, 2011. The graph assumes an initial investment of $100 in Molina Healthcare, Inc. common stock and in each of the indices.

The peer group index consists of Amerigroup Corporation (AGP), Centene Corporation (CNC), Coventry Health Care, Inc. (CVH), Health Net, Inc. (HNT), Humana, Inc. (HUM), UnitedHealth Group Incorporated (UNH), and WellPoint, Inc. (WLP).

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN**
Among Molina Healthcare, Inc, The S&P 500 Index
And A Peer Group


$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Molina Healthcare, Inc.
S&P 500
Peer Group

* $100 invested on 12/31/06 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

**Item 6.** ***Selected Financial Data***

## SELECTED FINANCIAL DATA

We derived the following selected consolidated financial data (other than the data under the caption "Operating Statistics") for the five years ended December 31, 2011 from our audited consolidated financial statements. You should read the data in conjunction with our consolidated financial statements, related notes and other financial information included herein. All dollars are in thousands, except per share data. The data under the caption "Operating Statistics" has not been audited.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010(1) | 2009 | 2008 | 2007 |
| **Statements of Income Data:** | | | | | |
| Revenue: | | | | | |
| Premium revenue | $ 4,603,407 | $ 3,989,909 | $ 3,660,207 | $ 3,091,240 | $ 2,462,369 |
| Service revenue(1) | 160,447 | 89,809 | — | — | — |
| Investment income | 5,539 | 6,259 | 9,149 | 21,126 | 30,085 |
| Rental income | 547 | — | — | | |
| Total revenue | 4,769,940 | 4,085,977 | 3,669,356 | 3,112,366 | 2,492,454 |
| Expenses: | | | | | |
| Medical care costs | 3,859,994 | 3,370,857 | 3,176,236 | 2,621,312 | 2,080,083 |
| Cost of service revenue(1) | 143,987 | 78,647 | — | — | — |
| General and administrative expenses | 415,932 | 345,993 | 276,027 | 249,646 | 205,057 |
| Premium tax expenses | 154,589 | 139,775 | 128,581 | 100,165 | 81,020 |
| Depreciation and amortization | 50,690 | 45,704 | 38,110 | 33,688 | 27,967 |
| Total expenses | 4,625,192 | 3,980,976 | 3,618,954 | 3,004,811 | 2,394,127 |
| Impairment of goodwill and intangible assets(2) | (64,575) | — | — | — | — |
| Gain on purchase of convertible senior notes | — | — | 1,532 | — | — |
| Operating income | 80,173 | 105,001 | 51,934 | 107,555 | 98,327 |
| Interest expense | 15,519 | 15,509 | 13,777 | 13,231 | 5,605 |
| Income before income taxes | 64,654 | 89,492 | 38,157 | 94,324 | 92,722 |
| Provision for income taxes | 43,836 | 34,522 | 7,289 | 34,726 | 34,996 |
| Net income | $ 20,818 | $ 54,970 | $ 30,868 | $ 59,598 | $ 57,726 |
| Net income per share(3): | | | | | |
| Basic | $ 0.45 | $ 1.34 | $ 0.80 | $ 1.44 | $ 1.36 |
| Diluted | $ 0.45 | $ 1.32 | $ 0.79 | $ 1.43 | $ 1.35 |
| Weighted average number of common shares outstanding(3) | 45,756,000 | 41,174,000 | 38,765,000 | 41,514,000 | 42,412,500 |
| Weighted average number of common shares and potential dilutive common shares outstanding(3) | 46,425,000 | 41,631,000 | 38,976,000 | 41,658,000 | 42,628,500 |
| **Operating Statistics:** | | | | | |
| Medical care ratio(4) | 83.9% | 84.5% | 86.8% | 84.8% | 84.5% |
| General and administrative expense ratio(5) | 8.7% | 8.5% | 7.5% | 8.0% | 8.2% |
| Premium tax ratio(6) | 3.4% | 3.5% | 3.5% | 3.2% | 3.3% |
| Members(7) | 1,697,000 | 1,613,000 | 1,455,000 | 1,256,000 | 1,149,000 |

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010(1) | 2009 | 2008 | 2007(9) |
| **Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 493,827 | $ 455,886 | $ 469,501 | $ 387,162 | $ 459,064 |
| Total assets | 1,652,146 | 1,509,214 | 1,244,035 | 1,148,068 | 1,170,016 |
| Long-term debt (including current maturities) | 218,126 | 164,014 | 158,900 | 164,873 | 160,166 |
| Total liabilities | 897,073 | 790,157 | 701,297 | 616,306 | 655,640 |
| Stockholders' equity | 755,073 | 719,057 | 542,738 | 531,762 | 514,376 |

(1) Service revenue and cost of service revenue represent revenue and costs generated by our Molina Medicaid Solutions segment. Because we acquired this business on May 1, 2010, results for the year ended December 31, 2010 include eight months of results for this segment.

(2) On February 17, 2012, the Division of Purchasing of the Missouri Office of Administration notified us that our Missouri health plan was not awarded a contract under the Missouri HealthNet Managed Care Request for Proposal; therefore, our Missouri health plan's existing contract with the state will expire without renewal on June 30, 2012. In connection with this notification, we recorded a non-cash impairment charge of approximately $64.6 million in the fourth quarter of 2011.

(3) All applicable share and per-share amounts reflect the retroactive effects of the three-for-two common stock split in the form of a stock dividend that was effective May 20, 2011.

(4) Medical care ratio represents medical care costs as a percentage of premium revenue. The medical care ratio is a key operating indicator used to measure our performance in delivering efficient and cost effective health care services. Changes in the medical care ratio from period to period result from changes in Medicaid funding by the states, our ability to effectively manage costs, contract changes, and changes in accounting estimates related to incurred but not reported claims. See *Management's Discussion and Analysis of Financial Condition and Results of Operations* for further discussion.

(5) General and administrative expense ratio represents such expenses as a percentage of total revenue.

(6) Premium tax ratio represents such expenses as a percentage of premium revenue.

(7) Number of members at end of period.

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations should be read in conjunction with the "Selected Financial Data" and the accompanying consolidated financial statements and the notes to those statements appearing elsewhere in this report. This discussion contains forward-looking statements that involve known and unknown risks and uncertainties, including those set forth under Item 1A — Risk Factors, above.

### Adjustments

We have adjusted all applicable share and per-share amounts to reflect the retroactive effects of the three-for-two stock split in the form of a stock dividend that was effective May 20, 2011.

### Overview

Molina Healthcare, Inc. provides quality and cost-effective Medicaid-related solutions to meet the health care needs of low-income families and individuals, and to assist state agencies in their administration of the Medicaid program. Our business comprises our Health Plans segment, consisting of licensed health maintenance organizations serving Medicaid populations in ten states, and our Molina Medicaid Solutions segment, which provides design, development, implementation, and business process outsourcing solutions to Medicaid agencies in an additional five states. We also have a direct delivery business that currently consists of primary care community clinics in California and Washington; additionally, we manage three county-owned primary care clinics under a contract with Fairfax County, Virginia.

We report our financial performance based on the following two reportable segments: Health Plans; and Molina Medicaid Solutions.

Our Health Plans segment comprises health plans in California, Florida, Michigan, Missouri, New Mexico, Ohio, Texas, Utah, Washington, and Wisconsin, and includes our direct delivery business. This segment served approximately 1.7 million members eligible for Medicaid, Medicare, and other government-sponsored health care programs for low-income families and individuals as of December 31, 2011. The health plans are operated by our respective wholly owned subsidiaries in those states, each of which is licensed as a health maintenance organization, or HMO.

On February 17, 2012, the Division of Purchasing of the Missouri Office of Administration notified us that our Missouri health plan was not awarded a contract under the Missouri HealthNet Managed Care Request for Proposal; therefore, our Missouri health plan's existing contract with the state will expire without renewal on June 30, 2012. In connection with this notification, we recorded a non-cash impairment charge of approximately $64.6 million, or $1.34 per diluted share. Most of the impairment charge is not tax deductible, resulting in a disproportionate impact to net income. For the year ended December 31, 2011, our Missouri health plan contributed premium revenue of $229.6 million, or 5% of total premium revenue, and comprised 79,000 members, or 4.7% of total Health Plans segment membership.

On May 1, 2010, we acquired a health information management business which we operate under the name, Molina Medicaid Solutions. Our Molina Medicaid Solutions segment provides design, development, implementation, and business process outsourcing solutions to state governments for their Medicaid Management Information Systems, or MMIS. MMIS is a core tool used to support the administration of state Medicaid and other health care entitlement programs. Molina Medicaid Solutions currently holds MMIS contracts with the states of Idaho, Louisiana, Maine, New Jersey, and West Virginia, as well as a contract to provide drug rebate administration services for the Florida Medicaid program.

On June 9, 2011, Molina Medicaid Solutions received notice from the state of Louisiana that the state intends to award the contract for a replacement Medicaid Management Information System, or MMIS, to another firm. Our revenue under the Louisiana MMIS contract from May 1, 2010, the date we acquired Molina Medicaid Solutions, through December 31, 2010, was approximately $32 million. For the year ended December 31, 2011, our revenue under the Louisiana MMIS contract was approximately $57 million. We expect that we will continue to perform under this contract through implementation and acceptance of the successor MMIS. Based upon our past experience and our knowledge of the Louisiana MMIS bid process, we believe that implementation and acceptance of the successor MMIS will not occur until 2014 at the earliest. Through implementation and acceptance of the successor MMIS we expect to recognize between $45 million and $50 million in revenue annually under our Louisiana MMIS contract.

## Composition of Revenue and Membership

### *Health Plans Segment*

Our Health Plans segment derives its revenue, in the form of premiums, chiefly from Medicaid contracts with the states in which our health plans operate. Premium revenue is fixed in advance of the periods covered and, except as described in "Critical Accounting Policies" below, is not generally subject to significant accounting estimates. For the year ended December 31, 2011, we received approximately 94% of our premium revenue as a fixed amount per member per month, or PMPM, pursuant to our Medicaid contracts with state agencies, our Medicare contracts with the Centers for Medicare and Medicaid Services, or CMS, and our contracts with other managed care organizations for which we operate as a subcontractor. These premium revenues are recognized in the month that members are entitled to receive health care services. The state Medicaid programs and the federal Medicare program periodically adjust premium rates.

For the year ended December 31, 2011, we received approximately 6% of our premium revenue in the form of "birth income" — a one-time payment for the delivery of a child — from the Medicaid programs in all of our state health plans except New Mexico. Such payments are recognized as revenue in the month the birth occurs.

The amount of the premiums paid to us may vary substantially between states and among various government programs. Premiums PMPM for the Children's Health Insurance Program, or CHIP, members are generally among our lowest, with rates as low as approximately $70 PMPM in California. Premium revenues for Medicaid members are generally higher. Among the Temporary Assistance for Needy Families, or TANF, Medicaid population — the Medicaid group that includes mostly mothers and children — PMPM premiums range between approximately $110 in California to $250 in Missouri. Among our Medicaid Aged, Blind or Disabled, or ABD, membership, PMPM premiums range from approximately $330 in Utah to $1,400 in Ohio. Contributing to the variability in Medicaid rates among the states is the practice of some states to exclude certain benefits from the managed care contract (most often pharmacy, inpatient, behavioral health and catastrophic case benefits) and retain responsibility for those benefits at the state level. Medicare membership generates the highest average PMPM premiums, at approximately $1,200 PMPM.

The following table sets forth the approximate total number of members by state health plan as of the dates indicated:

| | As of December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| **Total Ending Membership by Health Plan:** | | | |
| California | 355,000 | 344,000 | 351,000 |
| Florida | 69,000 | 61,000 | 50,000 |
| Michigan | 222,000 | 227,000 | 223,000 |
| Missouri | 79,000 | 81,000 | 78,000 |
| New Mexico | 88,000 | 91,000 | 94,000 |
| Ohio | 248,000 | 245,000 | 216,000 |
| Texas | 155,000 | 94,000 | 40,000 |
| Utah | 84,000 | 79,000 | 69,000 |
| Washington | 355,000 | 355,000 | 334,000 |
| Wisconsin(1) | 42,000 | 36,000 | — |
| Total | 1,697,000 | 1,613,000 | 1,455,000 |
| **Total Ending Membership by State for our Medicare Advantage Plans(1):** | | | |
| California | 6,900 | 4,900 | 2,100 |
| Florida | 800 | 500 | — |
| Michigan | 8,200 | 6,300 | 3,300 |
| New Mexico | 800 | 600 | 400 |
| Ohio | 200 | — | — |
| Texas | 700 | 700 | 500 |
| Utah | 8,400 | 8,900 | 4,000 |
| Washington | 5,000 | 2,600 | 1,300 |
| Total | 31,000 | 24,500 | 11,600 |

| | As of December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| **Total Ending Membership by State for our Aged, Blind or Disabled Population:** | | | |
| California | 31,500 | 13,900 | 13,900 |
| Florida | 10,400 | 10,000 | 8,800 |
| Michigan | 37,500 | 31,700 | 32,200 |
| New Mexico | 5,600 | 5,700 | 5,700 |
| Ohio | 29,100 | 28,200 | 22,600 |
| Texas | 63,700 | 19,000 | 17,600 |
| Utah | 8,500 | 8,000 | 7,500 |
| Washington | 4,800 | 4,000 | 3,200 |
| Wisconsin(1) | 1,700 | 1,700 | — |
| Total | 192,800 | 122,200 | 111,500 |

(1) We acquired the Wisconsin health plan on September 1, 2010. As of December 31, 2011, the Wisconsin health plan had approximately 2,000 Medicare Advantage members covered under a reinsurance contract with a third party; these members are not included in the membership tables herein.

### *Molina Medicaid Solutions Segment*

The payments received by our Molina Medicaid Solutions segment under its state contracts are based on the performance of multiple services. The first of these is the design, development and implementation, or DDI, of a

Medicaid Management Information System, or MMIS. An additional service, following completion of DDI, is the operation of the MMIS under a business process outsourcing, or BPO arrangement. While providing BPO services (which include claims payment and eligibility processing) we also provide the state with other services including both hosting and support and maintenance. Because we have determined the services provided under our Molina Medicaid Solutions contracts represent a single unit of accounting, we recognize revenue associated with such contracts on a straight-line basis over the period during which BPO, hosting, and support and maintenance services are delivered.

## Composition of Expenses

### *Health Plans Segment*

Operating expenses for the Health Plans segment include expenses related to the provision of medical care services, G&A expenses, and premium tax expenses. Our results of operations are impacted by our ability to effectively manage expenses related to medical care services and to accurately estimate medical costs incurred. Expenses related to medical care services are captured in the following four categories:

- *Fee-for-service:* Physician providers paid on a fee-for-service basis are paid according to a fee schedule set by the state or by our contracts with these providers. Most hospitals are paid on a fee-for-service basis in a variety of ways, including per diem amounts, diagnostic-related groups or DRGs, percent of billed charges, and case rates. As discussed below, we also pay a small portion of hospitals on a capitated basis. We also have stop-loss agreements with the hospitals with which we contract. Under all fee-for-service arrangements, we retain the financial responsibility for medical care provided. Expenses related to fee-for-service contracts are recorded in the period in which the related services are dispensed. The costs of drugs administered in a physician or hospital setting that are not billed through our pharmacy benefit managers are included in fee-for-service costs.
- *Capitation:* Many of our primary care physicians and a small portion of our specialists and hospitals are paid on a capitated basis. Under capitation contracts, we typically pay a fixed per-member per-month, or PMPM, payment to the provider without regard to the frequency, extent, or nature of the medical services actually furnished. Under capitated contracts, we remain liable for the provision of certain health care services. Certain of our capitated contracts also contain incentive programs based on service delivery, quality of care, utilization management, and other criteria. Capitation payments are fixed in advance of the periods covered and are not subject to significant accounting estimates. These payments are expensed in the period the providers are obligated to provide services. The financial risk for pharmacy services for a small portion of our membership is delegated to capitated providers.
- *Pharmacy:* Pharmacy costs include all drug, injectibles, and immunization costs paid through our pharmacy benefit managers. As noted above, drugs and injectibles not paid through our pharmacy benefit managers are included in fee-for-service costs, except in those limited instances where we capitate drug and injectible costs.
- *Other:* Other medical care costs include medically related administrative costs, certain provider incentive costs, reinsurance cost, and other health care expense. Medically related administrative costs include, for example, expenses relating to health education, quality assurance, case management, disease management, 24-hour on-call nurses, and a portion of our information technology costs. Salary and benefit costs are a substantial portion of these expenses. For the years ended December 31, 2011, 2010, and 2009, medically related administrative costs were approximately $102.3 million, $85.5 million, and $74.6 million, respectively.

Our medical care costs include amounts that have been paid by us through the reporting date as well as estimated liabilities for medical care costs incurred but not paid by us as of the reporting date. See "Critical Accounting Policies" below for a comprehensive discussion of how we estimate such liabilities.

***Molina Medicaid Solutions Segment***

Cost of service revenue consists primarily of the costs incurred to provide business process outsourcing and technology outsourcing services under our contracts in Idaho, Louisiana, Maine, New Jersey, West Virginia, and Florida. General and administrative costs consist primarily of indirect administrative costs and business development costs.

In some circumstances we may defer recognition of incremental direct costs (such as direct labor, hardware, and software) associated with a contract if revenue recognition is also deferred. Such deferred contract costs are amortized on a straight-line basis over the remaining original contract term, consistent with the revenue recognition period. We began to recognize deferred contract costs for our Maine contract in September 2010, at the same time we began to recognize revenue associated with that contract. In Idaho, we expect to begin recognition of deferred contract costs in 2012, in a manner consistent with our anticipated recognition of revenue.

**2011 Financial Performance Summary**

The following table and narrative briefly summarizes our financial and operating performance for the years ended December 31, 2011, 2010, and 2009. All ratios, with the exception of the medical care ratio and the premium tax ratio, are shown as a percentage of total revenue. The medical care ratio and the premium tax ratio are computed as a percentage of premium revenue because there are direct relationships between premium revenue earned, and the cost of health care and premium taxes.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (Dollar amounts in thousands, except per-share data) | | |
| Earnings per diluted share | $ 0.45 | $ 1.32 | $ 0.79 |
| Premium revenue | $4,603,407 | $3,989,909 | $3,660,207 |
| Service revenue | $ 160,447 | $ 89,809 | $ — |
| Operating income | $ 80,173 | $ 105,001 | $ 51,934 |
| Net income | $ 20,818 | $ 54,970 | $ 30,868 |
| Total ending membership | 1,697,000 | 1,613,000 | 1,455,000 |
| Premium revenue | 96.5% | 97.6% | 99.8% |
| Service revenue | 3.4% | 2.2% | — |
| Investment income | 0.1% | 0.2% | 0.2% |
| Total revenue | 100.0% | 100.0% | 100.0% |
| Medical care ratio | 83.9% | 84.5% | 86.8% |
| General and administrative expense ratio | 8.7% | 8.5% | 7.5% |
| Premium tax ratio | 3.4% | 3.5% | 3.5% |
| Operating income | 1.7% | 2.6% | 1.4% |
| Net income | 0.4% | 1.3% | 0.8% |
| Effective tax rate | 67.8% | 38.6% | 19.1% |

**Year Ended December 31, 2011 Compared with the Year Ended December 31, 2010**

**Fiscal Year 2011 Overview and Highlights**

For the year, our net income was $20.8 million, or $0.45 per diluted share, a decrease of 66% over 2010. As described above, we recorded a non-cash impairment charge of approximately $64.6 million, or $1.34 per diluted share, in connection with the expiration of our Missouri health plan's contract with the state of Missouri effective June 30, 2012. Absent this impairment charge, improved performance of the Health Plans segment drove our improved performance overall for the year ended December 31, 2011.

We earned premium revenues of $4.6 billion, up 15.4% over the previous year. Meanwhile, we achieved a medical care ratio of 83.9%, compared with a medical care ratio of 84.5% for fiscal year 2010. We have continued to lay the foundation for further growth, achieving certification of our Medicaid management information system in Maine, winning large contract awards in Texas, serving more of the ABD population in California, and preparing to serve dual-eligible members in many of our states.

During 2011, we continued to pursue the expansion of our Health Plans segment; membership grew 8.4% on a member-month basis over 2010. We have expanded our growing presence in Texas, where new contracts in 2010 and 2011 have led to the addition of approximately 61,000 members in 2011, which includes nearly 45,000 new ABD members. This membership growth not only provides increased scale for leveraging our resources in Texas, it makes us an increasingly important player in a state where the potential revenue opportunity will grow as new Medicaid beneficiaries qualify for coverage under health care reform.

Our Texas and Wisconsin health plans continue to face challenges. We have undertaken a number of measures — focused on both utilization and unit cost reductions — to improve the profitability of these health plans.

We remain concerned about state budget deficits, which are not expected to improve in 2012. Accordingly, the rate environment for our health plans remains uncertain, and we have received several rate reductions in 2011, including a 2.5% reduction in New Mexico effective July 1, 2011, a 2% reduction in Utah effective July 1, 2011, a 2% rate reduction in Texas effective September 1, 2011, and a 1% reduction in California effective October 1, 2011. Additionally, we have received a proposed rate reduction in California that we believe will translate into a premium reduction of approximately 3.5% retroactive to July 1, 2011. However, we have also received rate increases, including a 5% rate increase at our Missouri health plan effective July 1, 2011, a 7.5% rate increase at our Florida plan effective September 1, 2011, and a 1% rate increase at our Michigan plan effective October 1, 2011.

With respect to our Molina Medicaid Solutions business, our MMIS in Maine received full certification from CMS in December 2011. The state of Idaho has sent their formal request for system certification to CMS, and we anticipate certification review in early 2012, with formal certification in the second half of 2012.

## Health Plans Segment

### *Premium Revenue*

In the year ended December 31, 2011, compared with the year ended December 31, 2010, premium revenue increased 15.4% due to a membership increase of approximately 8.4% (on a member-month basis), and PMPM revenue increase of approximately 6.4%. Premium revenues were impacted by the following in 2011:

- In the fourth quarter of 2011, our New Mexico health plan entered into a contract amendment that more closely aligns the calculation of revenue with the methodology adopted under the Affordable Care Act. The contract amendment changed the calculation of the amount of revenue that may be recognized relative to medical costs, and resulted in the recognition of approximately $5.6 million of premium revenue which all related to periods prior to 2011.

- Also in the fourth quarter of 2011, the addition of pharmacy benefits at our Ohio health plan effective October 1, 2011, increased premium revenue.

Absent the adjustment to New Mexico premium revenue and the addition of the pharmacy benefit in Ohio, premium revenue PMPM increased approximately 4.4%, from $218 in 2010 to $227 in 2011. Increased enrollment among the ABD and Medicare populations contributed to the higher premium revenue PMPM. Medicare premium revenue was $388.2 million for the year ended December 31, 2011, compared with $265.2 million for the year ended December 31, 2010.

*Medical Care Costs*

The following table provides the details of consolidated medical care costs for the periods indicated (dollars in thousands except PMPM amounts):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | | 2010 | | |
| | Amount | PMPM | % of Total | Amount | PMPM | % of Total |
| Fee for service | $2,764,309 | $139.02 | 71.6% | $2,360,858 | $128.73 | 70.0% |
| Capitation | 518,835 | 26.09 | 13.4 | 555,487 | 30.29 | 16.5 |
| Pharmacy | 418,007 | 21.02 | 10.8 | 325,935 | 17.77 | 9.7 |
| Other | 158,843 | 8.00 | 4.2 | 128,577 | 7.01 | 3.8 |
| Total | $3,859,994 | $194.13 | 100.0% | $3,370,857 | $183.80 | 100.0% |

The medical care ratio decreased to 83.9% for the year ended December 31, 2011, compared with 84.5% for the year ended December 31, 2010. Absent that portion of the adjustment to New Mexico premium revenue that related to 2010, the medical care ratio was 84.0% for the year ended December 31, 2011. Total medical care costs increased less than 6% PMPM.

- Pharmacy costs (excluding the addition of pharmacy benefits at our Ohio health plan effective October 1, 2011) increased approximately 7% PMPM. Approximately two-thirds of the increase in pharmacy costs was attributable to higher unit costs, with the remainder due to increased utilization.

- Capitation costs decreased approximately 14% PMPM, primarily due to the transition of members in Michigan and Washington into fee-for-service networks.

- Fee-for-service costs increased approximately 8% PMPM, partially due to the transition of members from capitated provider networks into fee-for-service networks.

- Fee-for-service and capitation costs combined increased approximately 4% PMPM. Excluding the Texas health plan, fee-for-service and capitation costs combined increased approximately 2% PMPM.

- Hospital utilization decreased approximately 5%.

The medical care ratio of the California health plan increased to 85.8% for the year ended December 31, 2011, from 83.5% for the year ended December 31, 2010. The California health plan received premium reductions of approximately 3% and 1% effective July 1, 2011, and October 1, 2011, respectively. In the second half of 2011, the California health plan added approximately 14,500 new ABD members with average premium revenue of approximately $385 PMPM.

The medical care ratio of the Florida health plan decreased to 91.9% for the year ended December 31, 2011, from 95.4% for the year ended December 31, 2010, primarily due to initiatives that have reduced pharmacy and behavioural health costs, and a premium rate increase of approximately 7.5% effective September 1, 2011.

The medical care ratio of the Michigan health plan decreased to 81.2% for the year ended December 31, 2011, from 83.7% for the year ended December 31, 2010, primarily due to improved Medicare performance and lower inpatient facility costs. The Michigan health plan received a premium rate increase of approximately 1% effective October 1, 2011.

The medical care ratio of the Missouri health plan decreased to 85.3% for the year ended December 31, 2011, from 85.5% for the year ended December 31, 2010. The health plan received a premium rate increase of approximately 5% effective July 1, 2011.

The medical care ratio of the New Mexico health plan decreased to 80.2% for the year ended December 31, 2011, from 80.6 % for the year ended December 31, 2010. The New Mexico health plan received a premium rate reduction of approximately 2.5% effective July 1, 2011. As discussed above, the New Mexico health plan entered into a contract amendment changed the calculation of the amount of revenue that may be recognized relative to medical costs in the fourth quarter of 2011. Consequently, premium revenue recognized in the year ended December 31, 2011, includes $5.6 million related to periods prior to 2011.

The medical care ratio of the Ohio health plan decreased to 77.6% for the year ended December 31, 2011, from 79.1% for the year ended December 31, 2010, due to an increase in Medicaid premium PMPM of approximately 4.5% effective January 1, 2011, and relatively flat fee-for-service costs. The pharmacy benefit was restored to all managed care plans in Ohio effective October 1, 2011.

The medical care ratio of the Texas health plan increased to 93.4% for the year ended December 31, 2011, from 86.2% for the year ended December 31, 2010. Effective February 1, 2011, we added approximately 30,000 ABD members in the Dallas-Fort Worth area and effective September 1, 2011, we added approximately 8,000 ABD members and 3,000 TANF members in the Jefferson Service area. Medical costs in the Dallas-Fort Worth area were well in excess of premium revenue. Excluding the ABD population in the Dallas-Fort Worth region, the medical care ratio of the Texas health plan was 85.7% for the year ended December 31, 2011.

The medical care ratio of the Utah health plan decreased to 78.1% for the year ended December 31, 2011, from 91.3% for the year ended December 31, 2010, primarily due to reduced fee-for-service inpatient and physician costs and an increase in Medicaid premiums PMPM. Effective July 1, 2010, the Utah health plan received a premium rate increase of approximately 7%. Lower fee-for-service costs were the result of both lower unit costs and lower utilization. During the second quarter of 2011 we settled certain claims with the state regarding the savings share provision of our contract in effect from 2003 through June of 2009. We settled for the contract years 2006 through 2009 and recognized $6.9 million in premium revenue without any corresponding charge to expense. The Utah health plan received a premium rate reduction of approximately 2% effective July 1, 2011.

The medical care ratio of the Washington health plan remained flat at 83.9% for the year ended December 31, 2011 compared with the year ended December 31, 2010. Higher fee-for-service and pharmacy costs were offset by lower capitation costs.

The medical care ratio of the Wisconsin health plan (acquired September 1, 2010) was 92.5% for the year ended December 31, 2011. The state of Wisconsin reduced capitation rates by 11% on January 1, 2011. We have undertaken a number of measures — focused on both utilization and unit cost reductions — to improve the profitability of the Wisconsin health plan. Significant improvements in inpatient utilization were realized in the second half of 2011.

## Health Plans Segment Operating Data

The following table summarizes member months, premium revenue, medical care costs, medical care ratio, and premium taxes by health plan for the periods indicated (PMPM amounts are in whole dollars; member months and other dollar amounts are in thousands):

| | Year Ended December 31, 2011 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Member Months(1) | Premium Revenue Total | Premium Revenue PMPM | Medical Care Costs Total | Medical Care Costs PMPM | Medical Care Ratio | Premium Tax Expense |
| California | 4,190 | $ 575,176 | $137.27 | $ 493,419 | $117.75 | 85.8% | $ 7,499 |
| Florida | 788 | 203,945 | 258.70 | 187,358 | 237.66 | 91.9 | 41 |
| Michigan | 2,660 | 662,127 | 248.91 | 537,779 | 202.16 | 81.2 | 38,733 |
| Missouri | 959 | 229,584 | 239.38 | 195,832 | 204.19 | 85.3 | — |
| New Mexico | 1,074 | 345,732 | 321.94 | 277,338 | 258.25 | 80.2 | 9,285 |
| Ohio | 2,966 | 988,896 | 333.40 | 766,949 | 258.57 | 77.6 | 76,677 |
| Texas | 1,616 | 409,295 | 253.40 | 382,390 | 236.74 | 93.4 | 7,117 |
| Utah | 972 | 287,290 | 295.51 | 224,513 | 230.94 | 78.1 | — |
| Washington | 4,171 | 823,323 | 197.42 | 690,513 | 165.57 | 83.9 | 14,865 |
| Wisconsin(2) | 488 | 69,596 | 142.56 | 64,346 | 131.81 | 92.5 | 44 |
| Other(3) | — | 8,443 | — | 39,557 | — | — | 328 |
| | 19,884 | $4,603,407 | $231.51 | $3,859,994 | $194.13 | 83.9% | $154,589 |

| | Year Ended December 31, 2010 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Member Months(1) | Premium Revenue Total | Premium Revenue PMPM | Medical Care Costs Total | Medical Care Costs PMPM | Medical Care Ratio | Premium Tax Expense |
| California | 4,197 | $ 506,871 | $120.77 | $ 423,021 | $100.79 | 83.5% | $ 6,912 |
| Florida | 664 | 170,683 | 256.87 | 162,839 | 245.07 | 95.4 | 1 |
| Michigan | 2,708 | 630,134 | 232.66 | 527,596 | 194.80 | 83.7 | 39,187 |
| Missouri | 946 | 210,852 | 222.98 | 180,291 | 190.66 | 85.5 | — |
| New Mexico | 1,104 | 366,784 | 332.02 | 295,633 | 267.61 | 80.6 | 9,300 |
| Ohio | 2,817 | 860,324 | 305.42 | 680,802 | 241.69 | 79.1 | 67,358 |
| Texas | 708 | 188,716 | 266.72 | 162,714 | 229.97 | 86.2 | 3,251 |
| Utah | 921 | 258,076 | 280.27 | 235,576 | 255.84 | 91.3 | — |
| Washington | 4,141 | 758,849 | 183.27 | 636,617 | 153.75 | 83.9 | 13,513 |
| Wisconsin(2) | 134 | 30,033 | 224.75 | 27,574 | 206.35 | 91.8 | — |
| Other(3) | — | 8,587 | — | 38,194 | — | — | 253 |
| | 18,340 | $3,989,909 | $217.56 | $3,370,857 | $183.80 | 84.5% | $139,775 |

(1) A member month is defined as the aggregate of each month's ending membership for the period presented.
(2) We acquired the Wisconsin health plan on September 1, 2010.
(3) "Other" medical care costs also include medically related administrative costs of the parent company.

### *Days in Medical Claims and Benefits Payable*

The days in medical claims and benefits payable were as follows:

| | December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| Days in claims payable: fee-for-service only | 40 days | 42 days | 44 days |
| Number of claims in inventory at end of period | 111,100 | 143,600 | 93,100 |
| Billed charges of claims in inventory at end of period (in thousands) | $207,600 | $218,900 | $131,400 |

## Molina Medicaid Solutions Segment

We acquired Molina Medicaid Solutions on May 1, 2010; therefore, the year ended December 31, 2010 includes only eight months of operating results for this segment. Performance of the Molina Medicaid Solutions segment was as follows:

| | Twelve Months Ended December 31, 2011 | Eight Months Ended December 31, 2010 |
|---|---|---|
| | (In thousands) | |
| Service revenue before amortization | $167,269 | $98,125 |
| Amortization recorded as reduction of service revenue | (6,822) | (8,316) |
| Service revenue | 160,447 | 89,809 |
| Cost of service revenue | 143,987 | 78,647 |
| General and administrative costs | 9,270 | 5,135 |
| Amortization of customer relationship intangibles recorded as amortization | 5,127 | 3,418 |
| Operating income | $ 2,063 | $ 2,609 |

We are currently deferring recognition of all revenue as well as all direct costs (to the extent that such costs are estimated to be recoverable) in Idaho until the MMIS in that state receives certification from CMS. For the year ended December 31, 2011, cost of service revenue includes $11.5 million of direct costs associated with the Idaho contract that would otherwise have been recorded as deferred contract costs. In assessing the recoverability of the deferred contract costs associated with the Idaho contract during 2011, we determined that these costs should be expensed as a period cost. In December 2011, our MMIS in Maine received full certification from CMS.

## Consolidated Expenses and Other

### *General and Administrative Expenses*

General and administrative expenses were $415.9 million, or 8.7% of total revenue, for the year ended December 31, 2011, compared with $346.0 million, or 8.5% of total revenue, for the year ended December 31, 2010.

### *Premium Tax Expense*

Premium tax expense decreased to 3.4% of premium revenue, for the year ended December 31, 2011, from 3.5% for the year ended December 31, 2010.

### *Depreciation and Amortization*

Depreciation and amortization related to our Health Plans segment is all recorded in "Depreciation and Amortization" in the consolidated statements of income. Amortization related to our Molina Medicaid Solutions segment is recorded within three different headings in the consolidated statements of income as follows:

- Amortization of purchased intangibles relating to customer relationships is reported as amortization within the heading "Depreciation and Amortization;"
- Amortization of purchased intangibles relating to contract backlog is recorded as a reduction of "Service Revenue;" and
- Amortization of capitalized software is recorded within the heading "Cost of Service Revenue."

The following table presents all depreciation and amortization recorded in our consolidated statements of income, regardless of whether the item appears as depreciation and amortization, a reduction of service revenue, or as cost of service revenue.

| | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2011 | | 2010 | |
| | Amount | % of Total Revenue | Amount | % of Total Revenue |
| | (Dollar amounts in thousands) | | | |
| Depreciation, and amortization of capitalized software | $30,864 | 0.7% | $27,230 | 0.7% |
| Amortization of intangible assets | 19,826 | 0.4 | 18,474 | 0.4 |
| Depreciation and amortization reported as such in the consolidated statements of income | 50,690 | 1.1 | 45,704 | 1.1 |
| Amortization recorded as reduction of service revenue | 6,822 | 0.1 | 8,316 | 0.2 |
| Amortization of capitalized software recorded as cost of service revenue | 16,871 | 0.4 | 6,745 | 0.2 |
| Total | $74,383 | 1.6% | $60,765 | 1.5% |

### *Impairment of Goodwill and Intangible Assets*

We recorded a non-cash impairment charge of approximately $64.6 million, or $1.34 per diluted share, in connection with the expiration of our Missouri health plan's contract with the state of Missouri effective June 30, 2012. Of the total charge, $58.5 million is not tax deductible, resulting in a disproportionate impact to net income.

### *Interest Expense*

Interest expense was $15.5 million for the years ended December 31, 2011 and 2010. Interest expense includes non-cash interest expense relating to our convertible senior notes, which amounted to $5.5 million and $5.1 million for the years ended December 31, 2011 and 2010, respectively.

### *Income Taxes*

Income tax expense is recorded at an effective rate of 67.8% for the year ended December 31, 2011, compared with 38.6% for the year ended December 31, 2010. The effective rate for the year ended December 31, 2011 reflects the non-deductible nature of the majority of the Missouri impairment charge, discrete tax benefits of $1.7 million recognized for statute closures, prior year tax return to provision reconciliations, and certain non-recurring income that is not subject to income tax. Excluding the impact from the Missouri impairment charge and discrete tax benefits, the effective tax rate for the year ended December 31, 2011 was 37.9%.

## Year Ended December 31, 2010 Compared with the Year Ended December 31, 2009

## Health Plans Segment

### *Premium Revenue*

In the year ended December 31, 2010, compared with the year ended December 31, 2009, premium revenue increased 9.0% due to a membership increase of approximately 10.9% (on a member-month basis). On a PMPM basis, however, consolidated premium revenue decreased 2.1% because of declines in premium rates. The decrease in PMPM revenue was due to the transfer of the pharmacy benefit to the state fee-for-service programs in Ohio (effective February 1, 2010) and Missouri (effective October 1, 2009). Exclusive of the transfer of the pharmacy benefit in Ohio and Missouri, Medicaid premium revenue PMPM increased approximately 1.5% over the year ended December 31, 2009. Medicare enrollment exceeded 24,000 members at December 31, 2010, and Medicare premium revenue was $265.2 million for the year ended December 31, 2010, compared with $135.9 million for the year ended December 31, 2009.

### *Medical Care Costs*

The following table provides the details of consolidated medical care costs for the periods indicated (dollars in thousands except PMPM amounts):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | |
| | Amount | PMPM | % of Total | Amount | PMPM | % of Total |
| Fee for service | $2,360,858 | $128.73 | 70.0% | $2,077,489 | $126.14 | 65.4% |
| Capitation | 555,487 | 30.29 | 16.5 | 558,538 | 33.91 | 17.6 |
| Pharmacy | 325,935 | 17.77 | 9.7 | 414,785 | 25.18 | 13.1 |
| Other | 128,577 | 7.01 | 3.8 | 125,424 | 7.62 | 3.9 |
| Total | $3,370,857 | $183.80 | 100.0% | $3,176,236 | $192.85 | 100.0% |

The medical care ratio decreased to 84.5% for the year ended December 31, 2010, compared with 86.8% for the year ended December 31, 2009.

The medical care ratio of the California health plan decreased to 83.5% for the year ended December 31, 2010, from 92.2% for the year ended December 31, 2009, primarily due to lower inpatient facility fee-for-service costs resulting from provider network restructuring and improved medical management.

The medical care ratio of the Florida health plan increased to 95.4% for the year ended December 31, 2010, from 93.8% for the year ended December 31, 2009, primarily due to higher capitation costs and higher fee-for-service costs in the outpatient and physician categories.

The medical care ratio of the Michigan health plan increased to 83.7% for the year ended December 31, 2010, from 81.5% for the year ended December 31, 2009, primarily due to higher inpatient facility fee-for-service costs.

The medical care ratio of the New Mexico health plan decreased to 80.6% for the year ended December 31, 2010, from 85.7% for the year ended December 31, 2009, primarily due to reduced fee-for-service costs which more than offset decreased premium revenue PMPM.

The medical care ratio of the Ohio health plan decreased to 79.1% for the year ended December 31, 2010, from 86.1% for the year ended December 31, 2009, primarily due to an increase in Medicaid premium PMPM of approximately 6% effective January 1, 2010 (exclusive of the reduction related to pharmacy benefits), partially offset by higher inpatient facility fee-for-service costs.

The medical care ratio of the Utah health plan decreased to 91.3% for the year ended December 31, 2010, from 91.8% for the year ended December 31, 2009, due to improved financial performance in the second half of 2010. That improved financial performance was the result of reduced fee-for-service costs in the second half of 2010 and an increase in Medicaid premium PMPM of approximately 7% effective July 1, 2010.

The medical care ratio of the Washington health plan decreased to 83.9% for the year ended December 31, 2010, from 84.5% for the year ended December 31, 2009, primarily due to reduced fee-for-service costs which more than offset decreased premium revenue PMPM. Premium revenue PMPM decreased for all of 2010 compared with 2009 because the rate increase of approximately 2.5% effective July 1, 2010 was not enough to offset decreases received during the second half of 2009.

### Health Plans Segment Operating Data

The following table summarizes member months, premium revenue, medical care costs, medical care ratio, and premium taxes by health plan for the periods indicated (PMPM amounts are in whole dollars; member months and other dollar amounts are in thousands):

| | Year Ended December 31, 2010 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Member Months(1) | Premium Revenue | | Medical Care Costs | | Medical Care Ratio | Premium Tax Expense |
| | | Total | PMPM | Total | PMPM | | |
| California | 4,197 | $ 506,871 | $120.77 | $ 423,021 | $100.79 | 83.5% | $ 6,912 |
| Florida | 664 | 170,683 | 256.87 | 162,839 | 245.07 | 95.4 | 1 |
| Michigan | 2,708 | 630,134 | 232.66 | 527,596 | 194.80 | 83.7 | 39,187 |
| Missouri | 946 | 210,852 | 222.98 | 180,291 | 190.66 | 85.5 | — |
| New Mexico | 1,104 | 366,784 | 332.02 | 295,633 | 267.61 | 80.6 | 9,300 |
| Ohio | 2,817 | 860,324 | 305.42 | 680,802 | 241.69 | 79.1 | 67,358 |
| Texas | 708 | 188,716 | 266.72 | 162,714 | 229.97 | 86.2 | 3,251 |
| Utah | 921 | 258,076 | 280.27 | 235,576 | 255.84 | 91.3 | — |
| Washington | 4,141 | 758,849 | 183.27 | 636,617 | 153.75 | 83.9 | 13,513 |
| Wisconsin(2) | 134 | 30,033 | 224.75 | 27,574 | 206.35 | 91.8 | — |
| Other(3) | — | 8,587 | — | 38,194 | — | — | 253 |
| | 18,340 | $3,989,909 | $217.56 | $3,370,857 | $183.80 | 84.5% | $139,775 |

| | Year Ended December 31, 2009 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Member Months(1) | Premium Revenue | | Medical Care Costs | | Medical Care Ratio | Premium Tax Expense |
| | | Total | PMPM | Total | PMPM | | |
| California | 4,135 | $ 481,717 | $116.49 | $ 443,892 | $107.34 | 92.2% | $ 16,446 |
| Florida | 386 | 102,232 | 264.94 | 95,936 | 248.62 | 93.8 | 16 |
| Michigan | 2,523 | 557,421 | 220.94 | 454,431 | 180.12 | 81.5 | 36,482 |
| Missouri | 927 | 230,222 | 248.25 | 191,585 | 206.59 | 83.2 | — |
| New Mexico | 1,042 | 404,026 | 387.67 | 346,044 | 332.03 | 85.7 | 11,043 |
| Ohio | 2,411 | 803,521 | 333.33 | 691,402 | 286.82 | 86.1 | 47,849 |
| Texas | 402 | 134,860 | 335.69 | 110,794 | 275.78 | 82.2 | 2,513 |
| Utah | 793 | 207,297 | 261.43 | 190,319 | 240.02 | 91.8 | — |
| Washington | 3,847 | 726,137 | 188.77 | 613,876 | 159.58 | 84.5 | 14,175 |
| Wisconsin(2) | — | — | — | — | — | — | — |
| Other(3)(4) | — | 12,774 | — | 37,957 | — | — | 57 |
| | 16,466 | $3,660,207 | $222.24 | $3,176,236 | $192.85 | 86.8% | $128,581 |

(1) A member month is defined as the aggregate of each month's ending membership for the period presented.
(2) We acquired the Wisconsin health plan on September 1, 2010.
(3) "Other" medical care costs also include medically related administrative costs at the parent company.
(4) As of December 31, 2009, our Nevada health plan no longer served members. Premium revenue and medical care costs for the Nevada health plan have been included in "Other."

### Molina Medicaid Solutions Segment

Molina Medicaid Solutions contributed $2.6 million to operating income for the year ended December 31, 2010, but reported an operating loss of $3.6 million for the quarter ended December 31, 2010. The operating loss for the fourth quarter of 2010 was primarily the result of system stabilization costs incurred for two of Molina Medicaid Solutions' contracts.

Performance of the Molina Medicaid Solutions segment for the year ended December 31, 2010 was as follows:

| | (In thousands) |
|---|---|
| Service revenue before amortization | $98,125 |
| Amortization recorded as reduction of service revenue | (8,316) |
| Service revenue | 89,809 |
| Cost of service revenue | 78,647 |
| General and administrative costs | 5,135 |
| Amortization of customer relationship intangibles recorded as amortization | 3,418 |
| Operating income | $ 2,609 |

## Consolidated Expenses and Other

### *General and Administrative Expenses*

General and administrative expenses were $346.0 million, or 8.5% of total revenue, for the year ended December 31, 2010, compared with 276.0 million, or 7.5% of total revenue, for the year ended December 31, 2009. The increase in the G&A ratio was the result of higher administrative expenses for the Health Plans segment, driven in part by the cost of our Medicare expansion, higher variable compensation expense as a result of substantially improved financial performance in 2010, employee severance and settlement costs, and costs relating to the acquisitions of Molina Medicaid Solutions and the Wisconsin health plan.

### *Premium Tax Expense*

Premium tax expense relating to Health Plans segment premium revenue was 3.5% of revenue for both years ended December 31, 2010, and 2009.

### *Depreciation and Amortization*

The following table presents all depreciation and amortization recorded in our consolidated statements of income, regardless of whether the item appears as depreciation and amortization, a reduction of service revenue, or as cost of service revenue.

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Amount | % of Total Revenue | Amount | % of Total Revenue |
| | (Dollar amounts in thousands) | | | |
| Depreciation, and amortization of capitalized software | $27,230 | 0.7% | $25,172 | 0.7% |
| Amortization of intangible assets | 18,474 | 0.4 | 12,938 | 0.3 |
| Depreciation and amortization reported as such in the consolidated statements of income | 45,704 | 1.1 | 38,110 | 1.0 |
| Amortization recorded as reduction of service revenue | 8,316 | 0.2 | — | — |
| Amortization of capitalized software recorded as cost of service revenue | 6,745 | 0.2 | — | — |
| Total | $60,765 | 1.5% | $38,110 | 1.0% |

### *Interest Expense*

Interest expense increased to $15.5 million for the year ended December 31, 2010, from $13.8 million for the year ended December 31, 2009. We incurred higher interest expense relating to the $105 million draw on our credit facility (beginning May 1, 2010) to fund the acquisition of Molina Medicaid Solutions. Amounts borrowed to fund this acquisition were repaid in the third quarter using proceeds from our equity offering in the third quarter of 2010. Interest expense includes non-cash interest expense relating to our convertible senior notes, which amounted to $5.1 million and $4.8 million for the years ended December 31, 2010 and 2009, respectively.

#### *Income Taxes*

Income tax expense was recorded at an effective rate of 38.6% for the year ended December 31, 2010, compared with 19.1% for the year ended December 31, 2009. The lower rate in 2009 was primarily due to discrete tax benefits recorded in 2009 as a result of settling tax examinations, and higher than previously estimated tax credits.

### Acquisitions

*Molina Center.* On December 7, 2011, our wholly owned subsidiary Molina Center LLC closed on its acquisition of the 460,000 square foot office building located in Long Beach, California. The building, or Molina Center, consists of two conjoined fourteen-story office towers on approximately five acres of land. For the last several years we have leased approximately 155,000 square feet of the Molina Center for use as our corporate headquarters and also for use by our California health plan subsidiary. The final purchase price was $81 million, which amount was paid with a combination of cash on hand and bank financing under a term loan agreement. We acquired this business primarily to facilitate space needs for the projected future growth of the Company.

*Molina Medicaid Solutions.* On May 1, 2010, we acquired a health information management business which we operate under the name, *Molina Medicaid Solutions*SM as described in Overview, above.

### Liquidity and Capital Resources

We manage our cash, investments, and capital structure to meet the short- and long-term obligations of our business while maintaining liquidity and financial flexibility. We forecast, analyze, and monitor our cash flows to enable prudent investment management and financing within the confines of our financial strategy.

Our regulated subsidiaries generate significant cash flows from premium revenue. Such cash flows are our primary source of liquidity. Thus, any future decline in our profitability may have a negative impact on our liquidity. We generally receive premium revenue in advance of the payment of claims for the related health care services. A majority of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents, and investments. After considering expected cash flows from operating activities, we generally invest cash of regulated subsidiaries that exceeds our expected short-term obligations in longer term, investment-grade, marketable debt securities to improve our overall investment return. These investments are made pursuant to board approved investment policies which conform to applicable state laws and regulations. Our investment policies are designed to provide liquidity, preserve capital, and maximize total return on invested assets, all in a manner consistent with state requirements that prescribe the types of instruments in which our subsidiaries may invest. These investment policies require that our investments have final maturities of five years or less (excluding auction rate securities and variable rate securities, for which interest rates are periodically reset) and that the average maturity be two years or less. Professional portfolio managers operating under documented guidelines manage our investments. As of December 31, 2011, a substantial portion of our cash was invested in a portfolio of highly liquid money market securities, and our investments consisted solely of investment-grade debt securities. All of our investments are classified as current assets, except for our restricted investments, and our investments in auction rate securities, which are classified as non-current assets. Our restricted investments are invested principally in certificates of deposit and U.S. treasury securities.

Investment income decreased to $5.5 million for the year ended December 31, 2011, compared with $6.3 million for the year ended December 31, 2010. Our annualized portfolio yields for the years ended December 31, 2011, 2010, and 2009 were 0.6%, 0.7%, and 1.2%, respectively.

Investments and restricted investments are subject to interest rate risk and will decrease in value if market rates increase. We have the ability to hold our restricted investments until maturity. Declines in interest rates over time will reduce our investment income.

Cash in excess of the capital needs of our regulated health plans is generally paid to our non-regulated parent company in the form of dividends, when and as permitted by applicable regulations, for general corporate use.

Cash provided by operating activities for the year ended December 31, 2011 was $225.4 million compared with $161.4 million for the year ended December 31, 2010, an increase of $64.0 million. This increase was primarily due to the change in deferred revenue. In 2011, deferred revenue was a use of cash amounting to $8.2 million, compared with $41.9 million in 2010.

Cash provided by financing activities decreased due to $111.1 million of net proceeds from our common stock offering in the third quarter of 2010, offset by the $48.6 million borrowed under a term loan used to purchase the Molina Center in 2011.

## Reconciliation of Non-GAAP(1) to GAAP Financial Measures

### EBITDA(2)

| | Year Ended December 31, | |
|---|---|---|
| | **2011** | **2010** |
| | (In thousands) | |
| Net income | $ 20,818 | $ 54,970 |
| Add back: | | |
| Depreciation and amortization reported in the consolidated statements of cash flows | 74,383 | 60,765 |
| Interest expense | 15,519 | 15,509 |
| Provision for income taxes | 43,836 | 34,522 |
| EBITDA | $154,556 | $165,766 |

(1) GAAP stands for U.S. generally accepted accounting principles.

(2) EBITDA is not prepared in conformity with GAAP because it excludes depreciation and amortization, as well as interest expense, and the provision for income taxes. This non-GAAP financial measure should not be considered as an alternative to the GAAP measures of net income, operating income, operating margin, or cash provided by operating activities, nor should EBITDA be considered in isolation from these GAAP measures of operating performance. Management uses EBITDA as a supplemental metric in evaluating our financial performance, in evaluating financing and business development decisions, and in forecasting and analyzing future periods. For these reasons, management believes that EBITDA is a useful supplemental measure to investors in evaluating our performance and the performance of other companies in our industry.

## Capital Resources

At December 31, 2011, the parent company — Molina Healthcare, Inc. — held cash and investments of approximately $23.6 million, compared with approximately $65.1 million of cash and investments at December 31, 2010. This decline was primarily due to a capital contribution to our Texas health plan in the fourth quarter of 2011 and cash paid to acquire the Molina Center.

On a consolidated basis, at December 31, 2011, we had working capital of $446.2 million compared with $392.4 million at December 31, 2010. At December 31, 2011 we had cash and investments of $893.0 million, compared with $813.8 million of cash and investments at December 31, 2010.

Effective as of October 26, 2011, our board of directors has authorized the repurchase of $75 million in aggregate of either our common stock or our convertible senior notes due 2014 (see discussion of "Convertible Senior Notes" below). The repurchase program will be funded with working capital or draws under our credit facility (see discussion of "Credit Facility" below).

On July 27, 2011, our board of directors approved a stock repurchase program of up to $7 million to be used to purchase shares of our common stock under a Rule 10b5-1 trading plan. Under this program, we purchased approximately 400,000 shares of our common stock for $7 million (average cost of approximately $17.47 per share) during August 2011. These purchases did not materially impact diluted earnings per share for the year ended December 31, 2011. Subsequently, we retired the $7.0 million of treasury shares purchased, which reduced additional paid-in capital as of December 31, 2011.

We believe that our cash resources, Credit Facility, and internally generated funds will be sufficient to support our operations, regulatory requirements, and capital expenditures for at least the next 12 months.

***Credit Facility***

On September 9, 2011, we entered into a credit agreement for a $170 million revolving credit facility (the "Credit Facility") with various lenders and U.S. Bank National Association, as LC Issuer, Swing Line Lender, and Administrative Agent. The Credit Facility will be used for general corporate purposes.

The Credit Facility has a term of five years under which all amounts outstanding will be due and payable on September 9, 2016. Subject to obtaining commitments from existing or new lenders and satisfaction of other specified conditions, we may increase the Credit Facility to up to $195 million. As of December 31, 2011, there was no outstanding principal balance under the Credit Facility. However, as of December 31, 2011, our lenders had issued two letters of credit in the aggregate principal amount of $10.3 million as required under the Molina Medicaid Solutions contracts with the states of Maine and Idaho, which reduced the amount available under the Credit Facility by $10.3 million.

Borrowings under the Credit Facility will bear interest based, at our election, on the base rate plus an applicable margin or the Eurodollar rate. The base rate is, for any day, a rate of interest per annum equal to the highest of (i) the prime rate of interest announced from time to time by U.S. Bank or its parent, (ii) the sum of the federal funds rate for such day plus 0.50% per annum and (iii) the Eurodollar rate (without giving effect to the applicable margin) for a one month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1.00%. The Eurodollar rate is a reserve adjusted rate at which Eurodollar deposits are offered in the interbank Eurodollar market plus an applicable margin. In addition to interest payable on the principal amount of indebtedness outstanding from time to time under the Credit Facility, we are required to pay a quarterly commitment fee of 0.25% to 0.50% (based upon our leverage ratio) of the unused amount of the lenders' commitments under the Credit Facility. The initial commitment fee shall be set at 0.35% until our delivery of its financials for the year ended December 31, 2011. The applicable margins range between 0.75% to 1.75% for base rate loans and 1.75% to 2.75% for Eurodollar loans, in each case, based upon our leverage ratio.

Our obligations under the Credit Facility are secured by a lien on substantially all of our assets, with the exception of certain of our real estate assets, and by a pledge of the capital stock or membership interests of our operating subsidiaries and health plans (with the exception of the California health plan).

The Credit Facility includes usual and customary covenants for credit facilities of this type, including covenants limiting liens, mergers, asset sales, other fundamental changes, debt, acquisitions, dividends and other distributions, capital expenditures, and investments. The Credit Facility also requires us to maintain a ratio of total consolidated debt to total consolidated EBITDA of not more than 2.75 to 1.00 as of the end of each fiscal quarter and a fixed charge coverage ratio of not less than 1.75 to 1.00. At December 31, 2011, we were in compliance with all financial covenants under the Credit Facility.

In the event of a default, including cross-defaults relating to specified other debt in excess of $20 million, the lenders may terminate the commitments under the Credit Facility and declare the amounts outstanding, including all accrued interest and unpaid fees, payable immediately. In addition, the lenders may enforce any and all rights and remedies created under the Credit Facility or applicable law.

In connection with our entrance into the Credit Facility, on September 9, 2011, we terminated our existing credit agreement with Bank of America, dated March 9, 2005, as amended to date, which had provided us with a $150 million revolving credit facility.

***Convertible Senior Notes***

As of December 31, 2011, $187.0 million in aggregate principal amount of our 3.75% Convertible Senior Notes due 2014 (the "Notes") were outstanding. The Notes rank equally in right of payment with our existing and future senior indebtedness. The Notes are convertible into cash and, under certain circumstances, shares of our common stock. The initial conversion rate is 31.9601 shares of our common stock per $1,000 principal amount of the Notes. This represents an initial conversion price of approximately $31.29 per share of our common stock. In addition, if certain corporate transactions that constitute a change of control occur prior to maturity, we will increase the conversion rate in certain circumstances.

***Term Loan***

On December 7, 2011, our wholly owned subsidiary, Molina Center LLC, entered into a Term Loan Agreement, dated as of December 1, 2011, with various lenders and East West Bank, as Administrative Agent (the "Administrative Agent"). Pursuant to the terms of the Term Loan Agreement, Molina Center LLC borrowed the aggregate principal amount of $48.6 million to finance a portion of the $81 million purchase price for the acquisition of the approximately 460,000 square foot office building, now named "Molina Center," located in Long Beach, California.

The outstanding principal amount under the Term Loan Agreement bears interest at the rate of 4.25% per annum from the date of the closing of the loan through December 31, 2011, and at the Eurodollar rate for each Interest Period (as defined below) commencing January 1, 2012. The Eurodollar rate is a per annum rate of interest equal to the greater of (a) the rate that is published in the Wall Street Journal as the London interbank offered rate for deposits in United States dollars, for a period of one month, two business days prior to the commencement of an Interest Period, multiplied by a statutory reserve rate established by the Board of Governors of the Federal Reserve System, or (b) 4.25%. The loan matures on November 30, 2018, and is subject to a 25-year amortization schedule that commences on January 1, 2012.

The Term Loan Agreement contains customary representations, warranties, and financial covenants. In the event of a default as described in the Term Loan Agreement, the outstanding principal amount under the Term Loan Agreement will bear interest at a rate 5.00% per annum higher than the otherwise applicable rate. We have agreed to pay to the Administrative Agent a loan fee in the amount of $486,000 and an agency fee of $50,000. All amounts due under the Term Loan Agreement and related loan documents are secured by a security interest in the Molina Center in favor of and for the benefit of the Administrative Agent and the other lenders under the Term Loan Agreement.

**Regulatory Capital and Dividend Restrictions**

Our health plans are subject to state laws and regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment, and amount of dividends and other distributions that may be paid to us as the sole stockholder. To the extent the subsidiaries must comply with these regulations, they may not have the financial flexibility to transfer funds to us. The net assets in these subsidiaries (after intercompany eliminations) which may not be transferable to us in the form of loans, advances, or cash dividends was $492.4 million at December 31, 2011, and $397.8 million at December 31, 2010.

The National Association of Insurance Commissioners, or NAIC, adopted rules effective December 31, 1998, which, if implemented by the states, set minimum capitalization requirements for insurance companies, HMOs, and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital, or RBC, rules. Michigan, Missouri, New Mexico, Ohio, Texas, Utah, Washington, and Wisconsin have adopted these rules, which may vary from state to state. California and Florida have not yet adopted NAIC risk-based capital requirements for HMOs and have not formally given notice of their intention to do so. Such requirements, if adopted by California and Florida, may increase the minimum capital required for those states.

As of December 31, 2011, our health plans had aggregate statutory capital and surplus of approximately $509.9 million compared with the required minimum aggregate statutory capital and surplus of approximately $265.7 million. All of our health plans were in compliance with the minimum capital requirements at December 31, 2011. We have the ability and commitment to provide additional capital to each of our health plans when necessary to ensure that statutory capital and surplus continue to meet regulatory requirements.

## Critical Accounting Policies

When we prepare our consolidated financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Actual results could differ from these estimates. Our most significant accounting policies relate to:

- Health plan contractual provisions that may limit revenue based upon the costs incurred or the profits realized under a specific contract;
- Health plan quality incentives that allow us to recognize incremental revenue if certain quality standards are met;
- The recognition of revenue and costs associated with contracts held by our Molina Medicaid Solutions segment; and;
- The determination of medical claims and benefits payable.

### *Revenue Recognition — Health Plans Segment*

Premium revenue is fixed in advance of the periods covered and, except as described below, is not generally subject to significant accounting estimates. Premium revenues are recognized in the month that members are entitled to receive health care services.

Certain components of premium revenue are subject to accounting estimates. The components of premium revenue subject to estimation fall into two categories:

***Contractual provisions that may limit revenue based upon the costs incurred or the profits realized under a specific contract.*** These are contractual provisions that require the health plan to return premiums to the extent that certain thresholds are not met. In some instances premiums are returned when medical costs fall below a certain percentage of gross premiums; or when administrative costs or profits exceed a certain percentage of gross premiums. In other instances, premiums are partially determined by the acuity of care provided to members (risk adjustment). To the extent that our expenses and profits change from the amounts previously reported (due to changes in estimates) our revenue earned for those periods will also change. In all of these instances our revenue is only subject to estimate due to the fact that the thresholds themselves contain elements (expense or profit) that are subject to estimate. While we have adequate experience and data to make sound estimates of our expenses or profits, changes to those estimates may be necessary, which in turn will lead to changes in our estimates of revenue. In general, a change in estimate relating to expense or profit would offset any related change in estimate to premium, resulting in no or small impact to net income. The following contractual provisions fall into this category:

- *California Health Plan Medical Cost Floors (Minimums):* A portion of certain premiums received by our California health plan may be returned to the state if certain minimum amounts are not spent on defined medical care costs. At December 31, 2011, we recorded a liability of $1.0 million under the terms of these contract provisions.

- *Florida Health Plan Medical Cost Floor (Minimum) for Behavioral Health:* A portion of premiums received by our Florida health plan may be returned to the state if certain minimum amounts are not spent on defined behavioral health care costs. At December 31, 2011, we had not recorded any liability under the terms of this contract provision since behavioral health expenses are not less than the contractual floor.
- *New Mexico Health Plan Medical Cost Floors (Minimums) and Administrative Cost and Profit Ceilings (Maximums):* A portion of premiums received by our New Mexico health plan may be returned to the state if certain minimum amounts are not spent on defined medical care costs, or if administrative costs or profit (as defined) exceed certain amounts. Our contract with the state of New Mexico requires that we spend a minimum percentage of premium revenue on certain explicitly defined medical care costs (the medical cost floor). The New Mexico health plan contract also contains certain limits on the amount our New Mexico health plan can: (a) expend on administrative costs; and (b) retain as profit. At December 31, 2011, we had not recorded any liability under the terms of these contract provisions. In the fourth quarter of 2011, our New Mexico health plan entered into a contract amendment that more closely aligns the calculation of revenue with the methodology adopted under the Affordable Care Act. The contract amendment changed the calculation of the amount of revenue that may be recognized relative to medical costs, and resulted in the recognition of approximately $5.6 million of premium revenue which all related to periods prior to 2011.
- *Texas Health Plan Profit Sharing:* Under our contract with the state of Texas, there is a profit-sharing agreement under which we pay a rebate to the state of Texas if our Texas health plan generates pretax income, as defined in the contract, above a certain specified percentage, as determined in accordance with a tiered rebate schedule. The rebates, if any, are calculated separately for the TANF/CHIP and ABD products. We are limited in the amount of administrative costs that we may deduct in calculating the rebate, if any. As a result of profits in excess of the amount we are allowed to fully retain, we had an aggregate liability of approximately $0.7 million accrued pursuant to our profit-sharing agreement with the state of Texas at December 31, 2011.
- *Medicare Revenue Risk Adjustment:* Based on member encounter data that we submit to CMS, our Medicare premiums are subject to retroactive adjustment for both member risk scores and member pharmacy cost experience for up to two years after the original year of service. This adjustment takes into account the acuity of each member's medical needs relative to what was anticipated when premiums were originally set for that member. In the event that a member requires less acute medical care than was anticipated by the original premium amount, CMS may recover premium from us. In the event that a member requires more acute medical care than was anticipated by the original premium amount, CMS may pay us additional retroactive premium. A similar retroactive reconciliation is undertaken by CMS for our Medicare members' pharmacy utilization. We estimate the amount of Medicare revenue that will ultimately be realized for the periods presented based on our knowledge of our members' heath care utilization patterns and CMS practices. Based on our knowledge of member health care utilization patterns and expenses we have recorded a receivable of approximately $5.0 million for anticipated Medicare risk adjustment premiums at December 31, 2011.

***Quality incentives that allow us to recognize incremental revenue if certain quality standards are met.*** These are contract provisions that allow us to earn additional premium revenue in certain states if we achieve certain quality-of-care or administrative measures. We estimate the amount of revenue that will ultimately be realized for the periods presented based on our experience and expertise in meeting the quality and administrative measures as well as our ongoing and current monitoring of our progress in meeting those measures. The amount of the revenue that we will realize under these contractual provisions is determinable based upon that experience. The following contractual provisions fall into this category:

*New Mexico Health Plan Quality Incentive Premiums:* Under our contract with the state of New Mexico, incremental revenue of up to 0.75% of our total premium is earned if certain performance measures are met. These performance measures are generally linked to various quality-of-care and administrative measures dictated by the state.

*Ohio Health Plan Quality Incentive Premiums:* Under our contract with the state of Ohio, incremental revenue of up to 1% of our total premium is earned if certain performance measures are met. Effective February 1, 2010 through June 30, 2011, we were eligible to earn additional incremental revenue of up to 0.25% of our total premium if we met certain pharmacy specific performance measures. These performance measures are generally linked to various quality-of-care measures dictated by the state.

*Texas Health Plan Quality Incentive Premiums:* Under our contract with the state of Texas, incremental revenue of up to 1% of our total premium may be earned if certain performance measures are met. These performance measures are generally linked to various quality-of-care measures established by the state. The time period for the assessment of these performance measures previously followed the state's fiscal year, but effective January 1, 2011, it follows the calendar year. However, during 2011 the state of Texas notified us that it had discontinued the program for the 2011 calendar year. We anticipate that the program will be reinstituted in 2012.

*Wisconsin Health Plan Quality Incentive Premiums:* Under our contract with the state of Wisconsin, effective beginning in 2011, up to 3.25% of the premium is withheld by the state. The withheld premiums can be earned by the health plan by meeting certain performance measures. These performance measures are generally linked to various quality-of-care measures dictated by the state.

The following table quantifies the quality incentive premium revenue recognized for the periods presented, including the amounts earned in the period presented and prior periods. Although the reasonably possible effects of a change in estimate related to quality incentive premium revenue as of December 31, 2011 are not known, we have no reason to believe that the adjustments to prior years noted below are not indicative of the potential future changes in our estimates as of December 31, 2011.

| | Year Ended December 31, 2011 | | | | |
|---|---|---|---|---|---|
| | Maximum Available Quality Incentive Premium – Current Year | Amount of Current Year Quality Incentive Premium Revenue Recognized | Amount of Quality Incentive Premium Revenue Recognized from Prior Year | Total Quality Incentive Premium Revenue Recognized | Total Revenue Recognized |
| | | | (In thousands) | | |
| New Mexico | $ 2,271 | $ 1,558 | $ 378 | $ 1,936 | $ 345,732 |
| Ohio | 10,212 | 8,363 | 3,501 | 11,864 | 988,896 |
| Texas | — | — | — | — | 409,295 |
| Wisconsin | 1,705 | 542 | — | 542 | 69,596 |
| | $14,188 | $10,463 | $3,879 | $14,342 | $1,813,519 |

| | Year Ended December 31, 2010 | | | | |
|---|---|---|---|---|---|
| | Maximum Available Quality Incentive Premium – Current Year | Amount of Current Year Quality Incentive Premium Revenue Recognized | Amount of Quality Incentive Premium Revenue Recognized from Prior Year | Total Quality Incentive Premium Revenue Recognized | Total Revenue Recognized |
| | | | (In thousands) | | |
| New Mexico | $ 2,581 | $1,311 | $ 579 | $1,890 | $ 366,784 |
| Ohio | 9,881 | 3,114 | (1,248) | 1,866 | 860,324 |
| Texas | 1,771 | 1,771 | — | 1,771 | 188,716 |
| | $14,233 | $6,196 | $ (669) | $5,527 | $1,415,824 |

| | Year Ended December 31, 2009 | | | | |
|---|---|---|---|---|---|
| | Maximum Available Quality Incentive Premium – Current Year | Amount of Current Year Quality Incentive Premium Revenue Recognized | Amount of Quality Incentive Premium Revenue Recognized from Prior Year | Total Quality Incentive Premium Revenue Recognized | Total Revenue Recognized |
| | | | (In thousands) | | |
| New Mexico | $ 2,378 | $1,097 | $(171) | $ 926 | $ 404,026 |
| Ohio | 7,040 | 5,715 | 937 | 6,652 | 803,521 |
| Texas | 1,322 | 1,322 | — | 1,322 | 134,860 |
| | $10,740 | $8,134 | $ 766 | $8,900 | $1,342,407 |

### *Service Revenue and Cost of Service Revenue — Molina Medicaid Solutions Segment*

The payments received by our Molina Medicaid Solutions segment under its state contracts are based on the performance of multiple services. The first of these is the design, development and implementation, or DDI, of a Medicaid Management Information System, or MMIS. An additional service, following completion of DDI, is the operation of the MMIS under a business process outsourcing, or BPO arrangement. While providing BPO services (which include claims payment and eligibility processing) we also provide the state with other services including both hosting and support and maintenance. We have evaluated our Molina Medicaid Solutions contracts to determine if such arrangements include a software element. Based on this evaluation, we have concluded that these arrangements do not include a software element. As such, we have concluded that our Molina Medicaid Solutions contracts are multiple-element service arrangements under the scope of FASB Accounting Standards Codification Subtopic 605-25, *Revenue Recognition — Multiple–Element Arrangements,* and SEC Staff Accounting Bulletin Topic 13, *Revenue Recognition.*

Effective January 1, 2011, we adopted a new accounting standard that amends the guidance on the accounting for multiple-element arrangements. Pursuant to the new standard, each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting which is generally based on whether the deliverable has standalone value to the customer. In addition to standalone value, previous guidance also required objective and reliable evidence of fair value of a deliverable in order to treat the deliverable as a separate unit of accounting. The arrangement's consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable. In general, the consideration allocated to each unit of accounting is recognized as the related goods or services are delivered, limited to the consideration that is not contingent. We have adopted this guidance on a prospective basis for all new or materially modified revenue arrangements with multiple deliverables entered into on or after January 1, 2011. Our adoption of this guidance has not impacted the timing or pattern of our revenue recognition in 2011. Also, there would have been no change in revenue recognized relating to multiple-element arrangements if we had adopted this guidance retrospectively for contracts entered into prior to January 1, 2011.

We have concluded that the various service elements in our Molina Medicaid Solutions contracts represent a single unit of accounting due to the fact that DDI, which is the only service performed in advance of the other services (all other services are performed over an identical period), does not have standalone value because our DDI services are not sold separately by any vendor and the customer could not resell our DDI services. Further, we have no objective and reliable evidence of fair value for any of the individual elements in these contracts, and at no point in the contract will we have objective and reliable evidence of fair value for the undelivered elements in the contracts. For contracts entered into prior to January 1, 2011, objective and reliable evidence of fair value would be required, in addition to DDI standalone value which we do not have, in order to treat DDI as a separate unit of accounting. We lack objective and reliable evidence of the fair value of the individual elements of our Molina Medicaid Solutions contracts for the following reasons:

- Each contract calls for the provision of its own specific set of services. While all contracts support the system of record for state MMIS, the actual services we provide vary significantly between contracts; and

- The nature of the MMIS installed varies significantly between our older contracts (proprietary mainframe systems) and our new contracts (commercial off-the-shelf technology solutions).

Because we have determined the services provided under our Molina Medicaid Solutions contracts represent a single unit of accounting and because we are unable to determine a pattern of performance of services during the contract period, we recognize revenue associated with such contracts on a straight-line basis over the period during which BPO, hosting, and support and maintenance services are delivered.

Provisions specific to each contract may, however, lead us to modify this general principle. In those circumstances, the right of the state to refuse acceptance of services, as well as the related obligation to compensate us, may require us to delay recognition of all or part of our revenue until that contingency (the right of the state to refuse acceptance) has been removed. In those circumstances we defer recognition of any contingent revenue (whether DDI, BPO services, hosting, and support and maintenance services) until the contingency has been removed. These types of contingency features are present in our Maine and Idaho contracts. We began to recognize revenue associated with our Maine contract upon state acceptance in September 2010. In Idaho, we will begin recognition of revenue upon state acceptance.

Costs associated with our Molina Medicaid Solutions contracts include software related costs and other costs. With respect to software related costs, we apply the guidance for internal-use software and capitalize external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs associated with employees who are directly associated with and who devote time to the computer software project. With respect to all other direct costs, such costs are expensed as incurred, unless corresponding revenue is being deferred. If revenue is being deferred, direct costs relating to delivered service elements are deferred as well and are recognized on a straight-line basis over the period of revenue recognition, in a manner consistent with our recognition of revenue that has been deferred. Such direct costs can include:

- Transaction processing costs
- Employee costs incurred in performing transaction services
- Vendor costs incurred in performing transaction services
- Costs incurred in performing required monitoring of and reporting on contract performance
- Costs incurred in maintaining and processing member and provider eligibility
- Costs incurred in communicating with members and providers

The recoverability of deferred contract costs associated with a particular contract is analyzed on a periodic basis using the undiscounted estimated cash flows of the whole contract over its remaining contract term. If such undiscounted cash flows are insufficient to recover the long-lived assets and deferred contract costs, the deferred contract costs are written down by the amount of the cash flow deficiency. If a cash flow deficiency remains after reducing the balance of the deferred contract costs to zero, any remaining long-lived assets are evaluated for impairment. Any such impairment recognized would equal the amount by which the carrying value of the long-lived assets exceeds the fair value of those assets.

We are currently deferring recognition of all revenue as well as all direct costs (to the extent that such costs are estimated to be recoverable) in Idaho until the MMIS in that state receives certification from CMS. For the year ended December 31, 2011, cost of service revenue includes $11.5 million of direct costs associated with the Idaho contract that would otherwise have been recorded as deferred contract costs. In assessing the recoverability of the deferred contract costs associated with the Idaho contract during 2011, we determined that these costs should be expensed as a period cost.

***Medical Claims and Benefits Payable — Health Plans Segment***

The following table provides the details of our medical claims and benefits payable as of the dates indicated:

| | December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In thousands) | |
| Fee-for-service claims incurred but not paid (IBNP) | $301,020 | $275,259 | $246,508 |
| Capitation payable | 53,532 | 49,598 | 39,995 |
| Pharmacy | 26,178 | 14,649 | 20,609 |
| Other | 21,746 | 14,850 | 8,204 |
| | $402,476 | $354,356 | $315,316 |

The determination of our liability for claims and medical benefits payable is particularly important to the determination of our financial position and results of operations in any given period. Such determination of our liability requires the application of a significant degree of judgment by our management.

As a result, the determination of our liability for claims and medical benefits payable is subject to an inherent degree of uncertainty. Our medical care costs include amounts that have been paid by us through the reporting date, as well as estimated liabilities for medical care costs incurred but not paid by us as of the reporting date. Such medical care cost liabilities include, among other items, unpaid fee-for-service claims, capitation payments owed providers, unpaid pharmacy invoices, and various medically related administrative costs that have been incurred but not paid. We use judgment to determine the appropriate assumptions for determining the required estimates.

The most important element in estimating our medical care costs is our estimate for fee-for-service claims which have been incurred but not paid by us. These fee-for-service costs that have been incurred but have not been paid at the reporting date are collectively referred to as medical costs that are "Incurred But Not Paid," or IBNP. Our IBNP, as reported on our balance sheet, represents our best estimate of the total amount of claims we will ultimately pay with respect to claims that we have incurred as of the balance sheet date. We estimate our IBNP monthly using actuarial methods based on a number of factors. As indicated in the table above, our estimated IBNP liability represented $301.0 million of our total medical claims and benefits payable of $402.5 million as of December 31, 2011. Excluding amounts that we anticipate paying on behalf of a capitated provider in Ohio (which we will subsequently withhold from that provider's monthly capitation payment), our IBNP liability at December 31, 2011, was $294.9 million.

The factors we consider when estimating our IBNP include, without limitation, claims receipt and payment experience (and variations in that experience), changes in membership, provider billing practices, health care service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, known outbreaks of disease or increased incidence of illness such as influenza, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims. Our assessment of these factors is then translated into an estimate of our IBNP liability at the relevant measuring point through the calculation of a base estimate of IBNP, a further reserve for adverse claims development, and an estimate of the administrative costs of settling all claims incurred through the reporting date. The base estimate of IBNP is derived through application of claims payment completion factors and trended PMPM cost estimates.

For the fifth month of service prior to the reporting date and earlier, we estimate our outstanding claims liability based on actual claims paid, adjusted for estimated completion factors. Completion factors seek to measure the cumulative percentage of claims expense that will have been paid for a given month of service as of the reporting date, based on historical payment patterns.

The following table reflects the change in our estimate of claims liability as of December 31, 2011 that would have resulted had we changed our completion factors for the fifth through the twelfth months preceding December 31, 2011, by the percentages indicated. A reduction in the completion factor results in an increase in medical claims liabilities. Dollar amounts are in thousands.

| (Decrease) Increase in Estimated Completion Factors | Increase (Decrease) in Medical Claims and Benefits Payable |
|---|---|
| (6%) | $ 119,317 |
| (4%) | 79,598 |
| (2%) | 39,799 |
| 2% | (39,799) |
| 4% | (79,598) |
| 6% | (119,317) |

For the four months of service immediately prior to the reporting date, actual claims paid are not a reliable measure of our ultimate liability, given the inherent delay between the patient/physician encounter and the actual submission of a claim for payment. For these months of service, we estimate our claims liability based on trended PMPM cost estimates. These estimates are designed to reflect recent trends in payments and expense, utilization patterns, authorized services, and other relevant factors. The following table reflects the change in our estimate of claims liability as of December 31, 2011 that would have resulted had we altered our trend factors by the percentages indicated. An increase in the PMPM costs results in an increase in medical claims liabilities. Dollar amounts are in thousands.

| (Decrease) Increase in Trended Per member Per Month Cost Estimates | Increase (Decrease) in Medical Claims and Benefits Payable |
|---|---|
| (6%) | $(69,169) |
| (4%) | (46,113) |
| (2%) | (23,056) |
| 2% | 23,056 |
| 4% | 46,113 |
| 6% | 69,169 |

The following per-share amounts are based on a combined federal and state statutory tax rate of 37.5%, and 46.4 million diluted shares outstanding for the year ended December 31, 2011. Assuming a hypothetical 1% change in completion factors from those used in our calculation of IBNP at December 31, 2011, net income for the year ended December 31, 2011 would increase or decrease by approximately $12.4 million, or $0.27 per diluted share. Assuming a hypothetical 1% change in PMPM cost estimates from those used in our calculation of IBNP at December 31, 2011, net income for the year ended December 31, 2011 would increase or decrease by approximately $7.2 million, or $0.16 per diluted share. The corresponding figures for a 5% change in completion factors and PMPM cost estimates would be $62.2 million, or $1.34 per diluted share, and $36.0 million, or $0.78 per diluted share, respectively.

It is important to note that any change in the estimate of either completion factors or trended PMPM costs would usually be accompanied by a change in the estimate of the other component, and that a change in one component would almost always compound rather than offset the resulting distortion to net income. When completion factors are *overestimated*, trended PMPM costs tend to be *underestimated.* Both circumstances will create an overstatement of net income. Likewise, when completion factors are *underestimated*, trended PMPM costs tend to be *overestimated*, creating an understatement of net income. In other words, errors in estimates involving both completion factors and trended PMPM costs will usually act to drive estimates of claims liabilities and medical care costs in the same direction. If completion factors were overestimated by 1%, resulting in an overstatement of net income by approximately $12.4 million, it is likely that trended PMPM costs would be underestimated, resulting in an additional overstatement of net income.

After we have established our base IBNP reserve through the application of completion factors and trended PMPM cost estimates, we then compute an additional liability, once again using actuarial techniques, to account for adverse developments in our claims payments which the base actuarial model is not intended to and does not account for. We refer to this additional liability as the provision for adverse claims development. The provision for adverse claims development is a component of our overall determination of the adequacy of our IBNP. It is intended to capture the potential inadequacy of our IBNP estimate as a result of our inability to adequately assess the impact of factors such as changes in the speed of claims receipt and payment, the relative magnitude or severity of claims, known outbreaks of disease such as influenza, our entry into new geographical markets, our provision of services to new populations such as the aged, blind or disabled (ABD), changes to state-controlled fee schedules upon which a large proportion of our provider payments are based, modifications and upgrades to our claims processing systems and practices, and increasing medical costs. Because of the complexity of our business, the number of states in which we operate, and the need to account for different health care benefit packages among those states, we make an overall assessment of IBNP after considering the base actuarial model reserves and the provision for adverse claims development. We also include in our IBNP liability an estimate of the administrative costs of settling all claims incurred through the reporting date. The development of IBNP is a continuous process that we monitor and refine on a monthly basis as additional claims payment information becomes available. As additional information becomes known to us, we adjust our actuarial model accordingly to establish IBNP.

On a monthly basis, we review and update our estimated IBNP and the methods used to determine that liability. Any adjustments, if appropriate, are reflected in the period known. While we believe our current estimates are adequate, we have in the past been required to increase significantly our claims reserves for periods previously reported, and may be required to do so again in the future. Any significant increases to prior period claims reserves would materially decrease reported earnings for the period in which the adjustment is made.

In our judgment, the estimates for completion factors will likely prove to be more accurate than trended PMPM cost estimates because estimated completion factors are subject to fewer variables in their determination. Specifically, completion factors are developed over long periods of time, and are most likely to be affected by changes in claims receipt and payment experience and by provider billing practices. Trended PMPM cost estimates, while affected by the same factors, will also be influenced by health care service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, outbreaks of disease or increased incidence of illness, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims. As discussed above, however, errors in estimates involving trended PMPM costs will almost always be accompanied by errors in estimates involving completion factors, and vice versa. In such circumstances, errors in estimation involving both completion factors and trended PMPM costs will act to drive estimates of claims liabilities (and therefore medical care costs) in the same direction.

Assuming that base reserves have been adequately set, we believe that amounts ultimately paid out should generally be between 8% and 10% less than the liability recorded at the end of the period as a result of the inclusion in that liability of the allowance for adverse claims development and the accrued cost of settling those claims. However, there can be no assurance that amounts ultimately paid out will not be higher or lower than this 8% to 10% range, as shown by our results for the year ended December 31, 2011, when the amounts ultimately paid out were less than the amount of the reserves we had established as of the beginning of that year by 14.6%.

As shown in greater detail in the table below, the amounts ultimately paid out on our liabilities in fiscal years 2010 and 2011 were less than what we had expected when we had established our reserves. While the specific reasons for the overestimation of our liabilities were different in each of the periods presented, in general the overestimations were tied to our assessment of specific circumstances at our individual health plans which were unique to those reporting periods.

We recognized a benefit from prior period claims development in the amount of $51.8 million for the year ended December 31, 2011. This amount represents our estimate as of December 31, 2011 of the extent to which our initial estimate of medical claims and benefits payable at December 31, 2010 exceeded the amount that will ultimately be paid out in satisfaction of that liability. The overestimation of claims liability at December 31, 2010 was due primarily to the following factors:

- We overestimated the impact of a buildup in claims inventory in Ohio.
- We overestimated the impact of the settlement of disputed provider claims in California.
- We underestimated the reduction in outpatient facility claims costs as a result of a fee schedule reduction in New Mexico effective November 2010, partially offsetting the impact of the two items above.

We recognized a benefit from prior period claims development in the amount of $49.4 million for the year ended 2010. This was primarily caused by the overestimation of our liability for claims and medical benefits payable at December 31, 2009. The overestimation of claims liability at December 31, 2009 was the result of the following factors:

- In New Mexico, we underestimated the degree to which cuts to the Medicaid fees schedule would reduce our liability as of December 31, 2009.
- In California, we underestimated the extent to which various network restructuring, provider contracting, and medical management initiatives had reduced our medical care costs during the second half of 2009, thereby resulting in a lower liability at December 31, 2009.

In estimating our claims liability at December 31, 2011, we adjusted our base calculation to take account of the following factors which we believe are reasonably likely to change our final claims liability amount:

- The increasing amount of claims recoveries in Texas.
- Recent increases in inpatient utilization in Missouri, as well as a substantial increase in inpatient claims inventory.
- A significant reduction to our outstanding claims recoveries in Ohio.
- An increase to our ABD membership in California.
- Late enrollment of newborns, and hence late claims payments, in Michigan due to issues with the state's administration system, which has disrupted the normal completion pattern for claims in that state.

The use of a consistent methodology in estimating our liability for claims and medical benefits payable minimizes the degree to which the under- or overestimation of that liability at the close of one period may affect consolidated results of operations in subsequent periods. Facts and circumstances unique to the estimation process at any single date, however, may still lead to a material impact on consolidated results of operations in subsequent periods. Any absence of adverse claims development (as well as the expensing through general and administrative expense of the costs to settle claims held at the start of the period) will lead to the recognition of a benefit from prior period claims development in the period subsequent to the date of the original estimate. In 2010 and 2011, the absence of adverse development of the liability for claims and medical benefits payable at the close of the previous period resulted in the recognition of substantial favorable prior period development. In both years, however, the recognition of a benefit from prior period claims development did not have a material impact on our consolidated results of operations because the amount of benefit recognized in each year was roughly consistent with that recognized in the previous year.

The following table presents the components of the change in our medical claims and benefits payable for the periods presented. The negative amounts displayed for "Components of medical care costs related to: Prior year" represent the amount by which our original estimate of claims and benefits payable at the beginning of the period exceeded the actual amount of the liability based on information (principally the payment of claims) developed since that liability was first reported.

| | Year ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (Dollars in thousands, except per-member amounts) | |
| Balances at beginning of period | $ 354,356 | $ 315,316 |
| Balance of acquired subsidiary | — | 3,228 |
| Components of medical care costs related to: | | |
| Current year | 3,911,803 | 3,420,235 |
| Prior year | (51,809) | (49,378) |
| Total medical care costs | 3,859,994 | 3,370,857 |
| Payments for medical care costs related to: | | |
| Current year | 3,516,994 | 3,085,388 |
| Prior year | 294,880 | 249,657 |
| Total paid | 3,811,874 | 3,335,045 |
| Balances at end of year | $ 402,476 | $ 354,356 |
| Benefit from prior years as a percentage of: | | |
| Balance at beginning of year | 14.6% | 15.7% |
| Premium revenue | 1.1% | 1.2% |
| Total medical care costs | 1.3% | 1.5% |
| Claims Data (1): | | |
| Days in claims payable, fee for service | 40 | 42 |
| Number of members at end of period | 1,697,000 | 1,613,000 |
| Number of claims in inventory at end of period | 111,100 | 143,600 |
| Billed charges of claims in inventory at end of period | $ 207,600 | $ 218,900 |
| Claims in inventory per member at end of period | 0.07 | 0.09 |
| Billed charges of claims in inventory per member end of period | $ 122.33 | $ 135.71 |
| Number of claims received during the period | 17,207,500 | 14,554,800 |
| Billed charges of claims received during the period | $14,306,500 | $11,686,100 |

(1) "Claims Data" for the year ended December 31, 2010 does not include our Wisconsin health plan acquired September 1, 2010.

## Commitments and Contingencies

We are not an obligor to or guarantor of any indebtedness of any other party. We are not a party to off-balance sheet financing arrangements except for operating leases which are disclosed in Note 18 to the accompanying audited consolidated financial statements for the year ended December 31, 2011.

### Contractual Obligations

In the table below, we present our contractual obligations as of December 31, 2011. Some of the amounts we have included in this table are based on management's estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Because these estimates and assumptions are necessarily subjective, the contractual obligations we will actually pay in future periods may vary from those reflected in the table. Amounts are in thousands.

| | Total | 2012 | 2013-2014 | 2015-2016 | 2017 and Beyond |
|---|---|---|---|---|---|
| Medical claims and benefits payable | $402,476 | $402,476 | $ — | $ — | $ — |
| Principal amount of long-term debt(1) | 235,600 | 1,197 | 189,361 | 2,568 | 42,474 |
| Operating leases | 101,424 | 25,553 | 40,936 | 22,338 | 12,597 |
| Interest on long-term debt | 32,527 | 9,061 | 16,267 | 3,788 | 3,411 |
| Purchase commitments | 33,595 | 19,845 | 12,142 | 1,608 | — |
| Total contractual obligations | $805,622 | $458,132 | $258,706 | $30,302 | $58,482 |

(1) Represents the principal amount due on our 3.75% Convertible Senior Notes due 2014, and our term loan due 2018.

As of December 31, 2011, we have recorded approximately $10.7 million of unrecognized tax benefits. The above table does not contain this amount because we cannot reasonably estimate when or if such amount may be settled. See Note 13 to the accompanying audited consolidated financial statements for the year ended December 31, 2011 for further information.

## Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

### Quantitative and Qualitative Disclosures About Market Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, investments, receivables, and restricted investments. We invest a substantial portion of our cash in the PFM Fund Prime Series — Institutional Class, and the PFM Fund Government Series. These funds represent a portfolio of highly liquid money market securities that are managed by PFM Asset Management LLC (PFM), a Virginia business trust registered as an open-end management investment fund. Our investments and a portion of our cash equivalents are managed by professional portfolio managers operating under documented investment guidelines. No investment that is in a loss position can be sold by our managers without our prior approval. Our investments consist solely of investment grade debt securities with a maximum maturity of five years and an average duration of two years or less. Restricted investments are invested principally in certificates of deposit and U.S. treasury securities. Concentration of credit risk with respect to accounts receivable is limited due to payors consisting principally of the governments of each state in which our Health Plans segment and our Molina Medicaid Solutions segment operate.

### Inflation

We use various strategies to mitigate the negative effects of health care cost inflation. Specifically, our health plans try to control medical and hospital costs through contracts with independent providers of health care services. Through these contracted providers, our health plans emphasize preventive health care and appropriate use of specialty and hospital services. There can be no assurance, however, that our strategies to mitigate health care cost inflation will be successful. Competitive pressures, new health care and pharmaceutical product introductions, demands from health care providers and customers, applicable regulations, or other factors may affect our ability to control health care costs.

### Compliance Costs

Our health plans are regulated by both state and federal government agencies. Regulation of managed care products and health care services is an evolving area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and rules occur frequently. Compliance with such laws and rules may lead to additional costs related to the implementation of additional systems, procedures and programs that we have not yet identified.

MOLINA HEALTHCARE, INC.

**Item 8.** ***Financial Statements and Supplementary Data***

## INDEX TO FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
of Molina Healthcare, Inc.

We have audited the accompanying consolidated balance sheets of Molina Healthcare, Inc. (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Molina Healthcare, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Molina Healthcare, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Los Angeles, California
February 29, 2012

## MOLINA HEALTHCARE, INC.

## CONSOLIDATED BALANCE SHEETS

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (Amounts in thousands, except per-share data) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 493,827 | $ 455,886 |
| Investments | 336,916 | 295,375 |
| Receivables | 167,898 | 168,190 |
| Income tax refundable | 11,679 | — |
| Deferred income taxes | 18,327 | 15,716 |
| Prepaid expenses and other current assets | 19,435 | 25,050 |
| Total current assets | 1,048,082 | 960,217 |
| Property, equipment, and capitalized software, net | 190,934 | 100,537 |
| Deferred contract costs | 54,582 | 28,444 |
| Intangible assets, net | 101,796 | 105,500 |
| Goodwill and indefinite-lived intangible assets | 153,954 | 212,228 |
| Auction rate securities | 16,134 | 20,449 |
| Restricted investments | 46,164 | 42,100 |
| Receivable for ceded life and annuity contracts | 23,401 | 24,649 |
| Other assets | 17,099 | 15,090 |
| | $1,652,146 | $1,509,214 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Medical claims and benefits payable | $ 402,476 | $ 354,356 |
| Accounts payable and accrued liabilities | 147,214 | 137,930 |
| Deferred revenue | 50,947 | 60,086 |
| Income taxes payable | — | 13,176 |
| Current maturities of long-term debt | 1,197 | — |
| Total current liabilities | 601,834 | 565,548 |
| Long-term debt | 216,929 | 164,014 |
| Deferred income taxes | 33,127 | 16,235 |
| Liability for ceded life and annuity contracts | 23,401 | 24,649 |
| Other long-term liabilities | 21,782 | 19,711 |
| Total liabilities | 897,073 | 790,157 |
| Stockholders' equity(1): | | |
| Common stock, $0.001 par value; 80,000 shares authorized; outstanding: 45,815 shares at December 31, 2011 and 45,463 shares at December 31, 2010 | 46 | 45 |
| Preferred stock, $0.001 par value; 20,000 shares authorized, no shares issued and outstanding | — | — |
| Additional paid-in capital | 266,022 | 251,612 |
| Accumulated other comprehensive loss | (1,405) | (2,192) |
| Retained earnings | 490,410 | 469,592 |
| Total stockholders' equity | 755,073 | 719,057 |
| | $1,652,146 | $1,509,214 |

(1) All applicable share and per-share amounts reflect the retroactive effects of the three-for-two common stock split in the form of a stock dividend that was effective May 20, 2011.

See accompanying notes.

## MOLINA HEALTHCARE, INC.

## CONSOLIDATED STATEMENTS OF INCOME

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (In thousands, except per-share data) | | |
| Revenue: | | | |
| Premium revenue | $4,603,407 | $3,989,909 | $3,660,207 |
| Service revenue | 160,447 | 89,809 | — |
| Investment income | 5,539 | 6,259 | 9,149 |
| Rental income | 547 | — | — |
| Total revenue | 4,769,940 | 4,085,977 | 3,669,356 |
| Expenses: | | | |
| Medical care costs | 3,859,994 | 3,370,857 | 3,176,236 |
| Cost of service revenue | 143,987 | 78,647 | — |
| General and administrative expenses | 415,932 | 345,993 | 276,027 |
| Premium tax expenses | 154,589 | 139,775 | 128,581 |
| Depreciation and amortization | 50,690 | 45,704 | 38,110 |
| Total operating costs and expenses | 4,625,192 | 3,980,976 | 3,618,954 |
| Impairment of goodwill and intangible assets | (64,575) | — | — |
| Gain on purchase of convertible senior notes | — | — | 1,532 |
| Operating income | 80,173 | 105,001 | 51,934 |
| Interest expense | 15,519 | 15,509 | 13,777 |
| Income before income taxes | 64,654 | 89,492 | 38,157 |
| Provision for income taxes | 43,836 | 34,522 | 7,289 |
| Net income | $ 20,818 | $ 54,970 | $ 30,868 |
| Net income per share(1): | | | |
| Basic | $ 0.45 | $ 1.34 | $ 0.80 |
| Diluted | 0.45 | 1.32 | 0.79 |
| Weighted average shares outstanding(1): | | | |
| Basic | 45,756 | 41,174 | 38,765 |
| Diluted | 46,425 | 41,631 | 38,976 |

(1) All applicable share and per-share amounts reflect the retroactive effects of the three-for-two common stock split in the form of a stock dividend that was effective May 20, 2011.

See accompanying notes.

## MOLINA HEALTHCARE, INC.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Common Stock(1) | | Additional Paid-in | Accumulated Other | Retained | Treasury | |
|---|---|---|---|---|---|---|---|
| | Outstanding | Amount | Capital(1) | Comprehensive Loss | Earnings | Stock | Total |
| | | | | (In thousands) | | | |
| Balance at January 1, 2009 | 40,087 | $ 40 | $170,668 | $(2,310) | $383,754 | $(20,390) | $531,762 |
| Comprehensive income: | | | | | | | |
| Net income | — | — | — | — | 30,868 | — | 30,868 |
| Other comprehensive income, net of tax: | | | | | | | |
| Unrealized gain on investments | — | — | — | 498 | — | — | 498 |
| Total comprehensive income | — | — | — | 498 | 30,868 | — | 31,366 |
| Purchase of treasury stock | — | — | — | — | — | (27,712) | (27,712) |
| Retirement of treasury stock | (2,028) | (2) | (48,100) | — | — | 48,102 | — |
| Retirement of convertible debt | — | — | (476) | — | — | — | (476) |
| Employee stock grants and employee stock plan purchases | 351 | — | 8,516 | — | — | — | 8,516 |
| Tax deficiency from employee stock compensation | — | — | (718) | — | — | — | (718) |
| Balance at December 31, 2009 | 38,410 | 38 | 129,890 | (1,812) | 414,622 | — | 542,738 |
| Comprehensive income: | | | | | | | |
| Net income | — | — | — | — | 54,970 | — | 54,970 |
| Other comprehensive loss, net of tax: | | | | | | | |
| Unrealized loss on investments | — | — | — | (380) | — | — | (380) |
| Total comprehensive income | | | | (380) | 54,970 | | 54,590 |
| Common stock issued, net of issuance costs | 6,525 | 7 | 111,124 | — | — | — | 111,131 |
| Employee stock grants and employee stock plan purchases | 528 | — | 11,271 | — | — | — | 11,271 |
| Tax deficiency from employee stock compensation | — | — | (673) | — | — | — | (673) |
| Balance at December 31, 2010 | 45,463 | 45 | 251,612 | (2,192) | 469,592 | — | 719,057 |
| Comprehensive income: | | | | | | | |
| Net income | — | — | — | — | 20,818 | — | 20,818 |
| Other comprehensive income, net of tax: | | | | | | | |
| Unrealized gain on investments | — | — | — | 787 | — | — | 787 |
| Total comprehensive income | | | | 787 | 20,818 | | 21,605 |
| Purchase of treasury stock | — | — | — | — | — | (7,000) | (7,000) |
| Retirement of treasury stock | (400) | — | (7,000) | — | — | 7,000 | — |
| Employee stock grants and employee stock plan purchases | 752 | 1 | 20,473 | — | — | — | 20,474 |
| Tax benefit from employee stock compensation | — | — | 937 | — | — | — | 937 |
| Balance at December 31, 2011 | 45,815 | $ 46 | $266,022 | $(1,405) | $490,410 | $ — | $755,073 |

(1) All applicable share and per-share amounts reflect the retroactive effects of the three-for-two common stock split in the form of a stock dividend that was effective May 20, 2011.

See accompanying notes.

## MOLINA HEALTHCARE, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In thousands) | |
| **Operating activities:** | | | |
| Net income | $ 20,818 | $ 54,970 | $ 30,868 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 74,383 | 60,765 | 38,110 |
| Deferred income taxes | 13,836 | (4,092) | (1) |
| Stock-based compensation | 17,052 | 9,531 | 7,485 |
| Non-cash interest on convertible senior notes | 5,512 | 5,114 | 4,782 |
| Impairment of goodwill and intangible assets | 64,575 | — | — |
| Gain on purchase of convertible senior notes | — | — | (1,532) |
| Amortization of premium/discount on investments | 7,242 | 2,029 | — |
| Amortization of deferred financing costs | 2,818 | 1,780 | 1,872 |
| Gain on acquisition | (1,676) | — | — |
| Unrealized gain on trading securities | — | (4,170) | (3,394) |
| Loss on rights agreement | — | 3,807 | 3,100 |
| Tax deficiency from employee stock compensation | (714) | (968) | (749) |
| Changes in operating assets and liabilities: | | | |
| Receivables | 352 | (7,539) | (8,092) |
| Prepaid expenses and other current assets | 3,308 | (12,034) | 383 |
| Medical claims and benefits payable | 48,120 | 34,363 | 22,874 |
| Accounts payable and accrued liabilities | 2,778 | 40,482 | (26,467) |
| Deferred revenue | (8,154) | (41,899) | 88,181 |
| Income taxes | (24,855) | 19,258 | (2,049) |
| Net cash provided by operating activities | 225,395 | 161,397 | 155,371 |
| **Investing activities:** | | | |
| Purchases of equipment | (60,581) | (48,538) | (35,870) |
| Purchases of investments | (345,968) | (302,842) | (186,764) |
| Sales and maturities of investments | 302,667 | 223,077 | 204,365 |
| Net cash paid in business combinations | (84,253) | (130,743) | (11,294) |
| Increase in deferred contract costs | (42,830) | (29,319) | — |
| (Increase) decrease in restricted investments | (4,064) | (5,566) | 1,928 |
| Change in other noncurrent assets and liabilities | (1,898) | 5,108 | (10,078) |
| Net cash used in investing activities | (236,927) | (288,823) | (37,713) |
| **Financing activities:** | | | |
| Amount borrowed under term loan | 48,600 | — | — |
| Amount borrowed under credit facility | — | 105,000 | — |
| Proceeds from common stock offering, net of issuance costs | — | 111,131 | — |
| Repayment of amount borrowed under credit facility | — | (105,000) | — |
| Treasury stock purchases | (7,000) | — | (27,712) |
| Purchase of convertible senior notes | — | — | (9,653) |
| Credit facility fees paid | (1,125) | (1,671) | — |
| Proceeds from employee stock plans | 7,347 | 4,056 | 2,015 |
| Excess tax benefits from employee stock compensation | 1,651 | 295 | 31 |
| Net cash provided by (used in) financing activities | 49,473 | 113,811 | (35,319) |
| Net increase (decrease) in cash and cash equivalents | 37,941 | (13,615) | 82,339 |
| Cash and cash equivalents at beginning of period | 455,886 | 469,501 | 387,162 |
| Cash and cash equivalents at end of period | $ 493,827 | $ 455,886 | $ 469,501 |

See accompanying notes.

## MOLINA HEALTHCARE, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS — (continued)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In thousands) | |
| Supplemental cash flow information: | | | |
| Cash paid during the period for: | | | |
| Income taxes | $ 54,663 | $ 18,299 | $ 23,480 |
| Interest | $ 11,399 | $ 10,951 | $ 8,205 |
| **Schedule of non-cash investing and financing activities:** | | | |
| Retirement of treasury stock | $ 7,000 | $ — | $ 48,102 |
| **Details of business combinations:** | | | |
| Increase in fair value of assets acquired | $(81,256) | $(159,916) | $(34,594) |
| (Decrease) increase in fair value of liabilities assumed | (1,045) | 24,450 | — |
| Release of deposit | — | — | 18,000 |
| (Decrease) increase in payable to seller | (1,952) | 4,723 | 5,300 |
| Net cash paid in business combinations | $(84,253) | $(130,743) | $(11,294) |

See accompanying notes.

## MOLINA HEALTHCARE, INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. Basis of Presentation

#### *Organization and Operations*

Molina Healthcare, Inc. provides quality and cost-effective Medicaid-related solutions to meet the health care needs of low-income families and individuals and to assist state agencies in their administration of the Medicaid program.

Our Health Plans segment comprises health plans in California, Florida, Michigan, Missouri, New Mexico, Ohio, Texas, Utah, Washington, and Wisconsin. As of December 31, 2011, these health plans served approximately 1.7 million members eligible for Medicaid, Medicare, and other government-sponsored health care programs for low-income families and individuals. The health plans are operated by our respective wholly owned subsidiaries in those states, each of which is licensed as a health maintenance organization, or HMO.

On February 17, 2012, the Division of Purchasing of the Missouri Office of Administration notified us that our Missouri health plan was not awarded a contract under the Missouri HealthNet Managed Care Request for Proposal; therefore, our Missouri health plan's existing contract with the state will expire without renewal on June 30, 2012. In connection with this notification, we recorded a non-cash impairment charge of approximately $64.6 million, or $1.34 per diluted share. Most of the impairment charge is not tax deductible, resulting in a disproportionate impact to net income. For the year ended December 31, 2011, our Missouri health plan contributed premium revenue of $229.6 million, or 5% of total premium revenue, and comprised 79,000 members, or 4.7% of total Health Plans segment membership. For further discussion of the impairment charge, see Note 2, "Significant Accounting Policies."

Our Molina Medicaid Solutions segment, which we acquired during the second quarter of 2010, provides business processing and information technology development and administrative services to Medicaid agencies in Idaho, Louisiana, Maine, New Jersey, and West Virginia, and drug rebate administration services in Florida.

On June 9, 2011, Molina Medicaid Solutions received notice from the state of Louisiana that the state intends to award the contract for a replacement Medicaid Management Information System, or MMIS, to another firm. Our revenue under the Louisiana MMIS contract from May 1, 2010, the date we acquired Molina Medicaid Solutions, through December 31, 2010, was approximately $32 million. For the year ended December 31, 2011, our revenue under the Louisiana MMIS contract was approximately $57 million. We expect that we will continue to perform under this contract through implementation and acceptance of the successor MMIS. Based upon our past experience and our knowledge of the Louisiana MMIS bid process, we believe that implementation and acceptance of the successor MMIS will not occur until 2014 at the earliest. Through implementation and acceptance of the successor MMIS we expect to recognize between $45 million and $50 million in revenue annually under our Louisiana MMIS contract.

#### *Consolidation and Presentation*

The consolidated financial statements include the accounts of Molina Healthcare, Inc. and all majority owned subsidiaries. See Note 18, "Commitments and Contingencies," for the discussion of a financing arrangement classified as a variable interest entity that is included in our consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results as of the date and for the interim periods presented have been included; such adjustments consist of normal recurring adjustments. All significant intercompany balances and transactions have been eliminated in consolidation. Financial information related to subsidiaries acquired during any year is included only for periods subsequent to their acquisition.

### *Use of Estimates*

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Principal areas requiring the use of estimates include:

- Health plan contractual provisions that may limit revenue based upon the costs incurred or the profits realized under a specific contract;
- Health plan quality incentives that allow us to recognize incremental revenue if certain quality standards are met;
- The determination of medical claims and benefits payable of our Health Plans segment;
- The determination of allowances for uncollectible accounts;
- The valuation of certain investments;
- Settlements under risk or savings sharing programs;
- The assessment of deferred contract costs, deferred revenue, long-lived and intangible assets, and goodwill for impairment;
- The determination of professional and general liability claims, and reserves for potential absorption of claims unpaid by insolvent providers;
- The determination of reserves for the outcome of litigation;
- The determination of valuation allowances for deferred tax assets; and
- The determination of unrecognized tax benefits.

### *Adjustments and Reclassifications*

We have adjusted all applicable share and per-share amounts to reflect the retroactive effects of the three-for-two stock split in the form of a stock dividend that was effective May 20, 2011.

We have reclassified certain prior year balance sheet amounts to conform to the 2011 presentation.

## 2. Significant Accounting Policies

### *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and short-term, highly liquid investments that are both readily convertible into known amounts of cash and have a maturity of three months or less on the date of purchase.

### *Investments*

Our investments are principally held in debt securities, which are grouped into two separate categories for accounting and reporting purposes: available-for-sale securities, and held-to-maturity securities. Available-for-sale securities are recorded at fair value and unrealized gains and losses, if any, are recorded in stockholders' equity as other comprehensive income, net of applicable income taxes. Held-to-maturity securities are recorded at amortized cost, which approximates fair value, and unrealized holding gains or losses are not generally recognized. Realized gains and losses and unrealized losses judged to be other than temporary with respect to available-for-sale and held-to-maturity securities are included in the determination of net income. The cost of securities sold is determined using the specific-identification method, on an amortized cost basis.

Our investment policy requires that all of our investments have final maturities of five years or less (excluding auction rate and variable rate securities where interest rates may be periodically reset), and that the average maturity be two years or less. Investments and restricted investments are subject to interest rate risk and will decrease in value if market rates increase. Declines in interest rates over time will reduce our investment income.

In general, our available-for-sale securities are classified as current assets without regard to the securities' contractual maturity dates because they may be readily liquidated. Our auction rate securities are classified as non-current assets. For comprehensive discussions of the fair value and classification of our current and non-current investments, including auction rate securities, see Note 5, "Fair Value Measurements," Note 6, "Investments" and Note 10, "Restricted Investments."

***Receivables***

Receivables consist primarily of amounts due from the various states in which we operate, and are subject to potential retroactive adjustment. Because such receivables are readily determinable and our creditors are primarily state governments, our allowance for doubtful accounts is immaterial. Any amounts determined to be uncollectible are charged to expense when such determination is made. See Note 7, "Receivables." Additionally, we cede 100% of the financial responsibility for Medicare members covered by our Wisconsin health plan to third a party health reinsurer. In connection with the arrangement, as of December 31, 2011, we have recorded a receivable from the third party reinsurer of $3.0 million along with a corresponding current liability of $3.0 million.

***Property, Equipment, and Capitalized Software***

Property and equipment are stated at historical cost. Replacements and major improvements are capitalized, and repairs and maintenance are charged to expense as incurred. Furniture and equipment are generally depreciated using the straight-line method over estimated useful lives ranging from three to seven years. Software developed for internal use is capitalized. Software is generally amortized over its estimated useful life of three years. Leasehold improvements are amortized over the term of the lease, or over their useful lives from five to 10 years, whichever is shorter. Buildings are depreciated over their estimated useful lives of 25 to 31.5 years. See Note 8, "Property, Equipment, and Capitalized Software."

As discussed below, the costs associated with certain of our Molina Medicaid Solutions segment equipment and software are capitalized and recorded as deferred contract costs. Such costs are amortized on a straight-line basis over the shorter of the useful life or the contract period.

***Depreciation and Amortization***

Depreciation and amortization related to our Health Plans segment is all recorded in "Depreciation and Amortization" in the consolidated statements of income. Amortization related to our Molina Medicaid Solutions segment is recorded within three different headings in the consolidated statements of income as follows:

- Amortization of purchased intangibles relating to customer relationships is reported as amortization within the heading "Depreciation and Amortization;"
- Amortization of purchased intangibles relating to contract backlog is recorded as a reduction of "Service Revenue;" and
- Amortization of capitalized software is recorded within the heading "Cost of Service Revenue."

The following table presents all depreciation and amortization recorded in our consolidated statements of income, regardless of whether the item appears as depreciation and amortization, a reduction of service revenue, or as cost of service revenue.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (Dollar amounts in thousands) | | |
| Depreciation, and amortization of capitalized software | $30,864 | $27,230 | $25,172 |
| Amortization of intangible assets | 19,826 | 18,474 | 12,938 |
| Depreciation and amortization reported as such in the consolidated statements of income | 50,690 | 45,704 | 38,110 |
| Amortization recorded as reduction of service revenue | 6,822 | 8,316 | — |
| Amortization of capitalized software recorded as cost of service revenue | 16,871 | 6,745 | — |
| Total | $74,383 | $60,765 | $38,110 |

***Long-Lived Assets, including Intangible Assets***

Long-lived assets comprise primarily property, equipment, capitalized software and intangible assets. Finite-lived, separately-identifiable intangible assets are acquired in business combinations and are assets that represent future expected benefits but lack physical substance (such as purchased contract rights and provider contracts). Intangible assets are initially recorded at their fair values and are then amortized on a straight-line basis over their expected useful lives, generally between one and 15 years.

Identifiable intangible assets associated with Molina Medicaid Solutions are classified as either contract backlog or customer relationships as follows:

- The contract backlog intangible asset comprises all contractual cash flows anticipated to be received during the remaining contracted period for each specific contract relating to work that was performed prior to the acquisition. Because each acquired contract constitutes a single revenue stream, amortization of the contract backlog intangible is recorded to contra-service revenue so that amortization is matched to any revenues associated with contract performance that occurred prior to the acquisition date. The contract backlog intangible asset is amortized on a straight-line basis for each specific contract over periods generally ranging from one to six years.
- The customer relationship intangible asset comprises all contractual cash flows that are anticipated to be received during the option periods of each specific contract as well as anticipated renewals of those contracts. The customer relationship intangible is amortized on a straight-line basis for each specific contract over periods generally ranging from four to nine years.

Our intangible assets are subject to impairment tests when events or circumstances indicate that a finite-lived intangible asset's (or asset group's) carrying value may not be recoverable. Consideration is given to a number of potential impairment indicators. For example, our health plan subsidiaries have generally been successful in obtaining the renewal by amendment of their contracts in each state prior to the actual expiration of their contracts. However, there can be no assurance that these contracts will continue to be renewed as in the case of our Missouri health plan, described below.

Following the identification of any potential impairment indicators, to determine whether an impairment exists, we would compare the carrying amount of a finite-lived intangible asset with the undiscounted cash flows that are expected to result from the use of the asset or related group of assets. If it is determined that the carrying amount of the asset is not recoverable, the amount by which the carrying value exceeds the estimated fair value is recorded as an impairment.

On February 17, 2012, we received notification that our Missouri health plan's existing contract with the state of Missouri will expire without renewal on June 30, 2012. In connection with this notification, we recorded a total non-cash impairment charge of $64.6 million in 2011, of which $6.1 million related to finite-lived intangible assets, and $58.5 million related to goodwill, discussed below. Because the existing contract expires without renewal on June 30, 2012, the impairment charge comprised substantially all intangible assets relating to contract rights and licenses, and provider networks recorded at the time of our acquisition of the Missouri health plan in 2007. As described in Note 19, "Segment Reporting," the Missouri health plan is a component of our Health Plans segment. No impairment charges relating to long-lived assets, including intangible assets, were recorded in the years ended December 31, 2010, and 2009.

***Goodwill***

Goodwill represents the amount of the purchase price in excess of the fair values assigned to the underlying identifiable net assets of acquired businesses. Goodwill is not amortized, but is subject to an annual impairment test. Tests are performed more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

To determine whether goodwill is impaired, we perform an impairment test. We measure the fair values of our reporting units and compare them to their aggregate carrying values, including goodwill. If the fair value is less than the carrying value of the reporting unit, then the implied value of goodwill would be calculated and compared to the carrying amount of goodwill to determine whether goodwill is impaired.

We estimate the fair values of our reporting units using discounted cash flows. To determine fair values, we must make assumptions about a wide variety of internal and external factors. Significant assumptions used in the impairment analysis include financial projections of free cash flow (including significant assumptions about operations, capital requirements and income taxes), long-term growth rates for determining terminal value, and discount rates.

In connection with our Missouri health plan as described above, we recorded a non-cash impairment charge of $58.5 million in 2011. Because the existing contract expires without renewal on June 30, 2012, the impairment charge comprised all of the goodwill recorded at the time of our acquisition of the Missouri health plan in 2007. The goodwill impairment charge is not tax deductible. No impairment charges relating to goodwill were recorded in the years ended December 31, 2010, and 2009.

***Restricted Investments***

Restricted investments, which consist of certificates of deposit and treasury securities, are designated as held-to-maturity and are carried at amortized cost, which approximates market value. The use of these funds is limited to specific purposes as required by each state, or as protection against the insolvency of capitated providers. We have the ability to hold our restricted investments until maturity and, as a result, we would not expect the value of these investments to decline significantly due to a sudden change in market interest rates. See Note 10, "Restricted Investments."

***Receivable/Liability for Ceded Life and Annuity Contracts***

We report a 100% ceded reinsurance arrangement for life insurance policies written and held by our wholly owned insurance subsidiary, Molina Healthcare Insurance Company, by recording a non-current receivable from the reinsurer with a corresponding non-current liability for ceded life and annuity contracts. See Note 22, "Subsequent Events."

***Other Assets***

Significant items included in other assets include deferred financing costs associated with our convertible senior notes and with our credit facility, certain investments held in connection with our employee deferred compensation program, and an investment in a vision services provider (see Note 17, "Related Party Transactions"). The deferred financing costs are being amortized on a straight-line basis over the seven-year term of the convertible senior notes and the five year term of the credit facility.

### *Delegated Provider Insolvency*

Circumstances may arise where providers to whom we have delegated risk, due to insolvency or other circumstances, are unable to pay claims they have incurred with third parties in connection with referral services (including hospital inpatient services) provided to our members. The inability of delegated providers to pay referral claims presents us with both immediate financial risk and potential disruption to member care. Depending on states' laws, we may be held liable for such unpaid referral claims even though the delegated provider has contractually assumed such risk. Additionally, competitive pressures may force us to pay such claims even when we have no legal obligation to do so. To reduce the risk that delegated providers are unable to pay referral claims, we monitor the operational and financial performance of such providers. We also maintain contingency plans that include transferring members to other providers in response to potential network instability.

In certain instances, we have required providers to place funds on deposit with us as protection against their potential insolvency. These reserves are frequently in the form of segregated funds received from the provider and held by us or placed in a third-party financial institution. These funds may be used to pay claims that are the financial responsibility of the provider in the event the provider is unable to meet these obligations. Additionally, we have recorded liabilities for estimated losses arising from provider instability or insolvency in excess of provider funds on deposit with us. Such liabilities were not material at December 31, 2011, or December 31, 2010.

### *Premium Revenue*

Premium revenue is fixed in advance of the periods covered and, except as described below, is not generally subject to significant accounting estimates. For the year ended December 31, 2011 we received approximately 94% of our premium revenue as a fixed amount per member per month, or PMPM, pursuant to our contracts with state Medicaid agencies, Medicare and other managed care organizations for which we operate as a subcontractor. These premium revenues are recognized in the month that members are entitled to receive health care services. The state Medicaid programs and the federal Medicare program periodically adjust premium rates.

The following table summarizes premium revenue by health plan for the periods indicated:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In thousands) | |
| California | $ 575,176 | $ 506,871 | $ 481,717 |
| Florida | 203,945 | 170,683 | 102,232 |
| Michigan | 662,127 | 630,134 | 557,421 |
| Missouri | 229,584 | 210,852 | 230,222 |
| New Mexico | 345,732 | 366,784 | 404,026 |
| Ohio | 988,896 | 860,324 | 803,521 |
| Texas | 409,295 | 188,716 | 134,860 |
| Utah | 287,290 | 258,076 | 207,297 |
| Washington | 823,323 | 758,849 | 726,137 |
| Wisconsin(1) | 69,596 | 30,033 | — |
| Other | 8,443 | 8,587 | 12,774 |
| | $4,603,407 | $3,989,909 | $3,660,207 |

(1) We acquired the Wisconsin health plan on September 1, 2010.

For the year ended December 31, 2010, we received approximately 6% of our premium revenue in the form of "birth income" — a one-time payment for the delivery of a child — from the Medicaid programs in all of our state health plans except New Mexico. Such payments are recognized as revenue in the month the birth occurs.

Certain components of premium revenue are subject to accounting estimates. The components of premium revenue subject to estimation fall into two categories:

***Contractual provisions that may limit revenue based upon the costs incurred or the profits realized under a specific contract.*** These are contractual provisions that require the health plan to return premiums to the extent that certain thresholds are not met. In some instances premiums are returned when medical costs fall below a certain percentage of gross premiums; or when administrative costs or profits exceed a certain percentage of gross premiums. In other instances, premiums are partially determined by the acuity of care provided to members (risk adjustment). To the extent that our expenses and profits change from the amounts previously reported (due to changes in estimates) our revenue earned for those periods will also change. In all of these instances our revenue is only subject to estimate due to the fact that the thresholds themselves contain elements (expense or profit) that are subject to estimate. While we have adequate experience and data to make sound estimates of our expenses or profits, changes to those estimates may be necessary, which in turn will lead to changes in our estimates of revenue. In general, a change in estimate relating to expense or profit would offset any related change in estimate to premium, resulting in no or small impact to net income. The following contractual provisions fall into this category:

- *California Health Plan Medical Cost Floors (Minimums):* A portion of certain premiums received by our California health plan may be returned to the state if certain minimum amounts are not spent on defined medical care costs. At December 31, 2011, we recorded a liability of $1.0 million under the terms of these contract provisions.

- *Florida Health Plan Medical Cost Floor (Minimum) for Behavioral Health:* A portion of premiums received by our Florida health plan may be returned to the state if certain minimum amounts are not spent on defined behavioral health care costs. At December 31, 2011, we had not recorded any liability under the terms of this contract provision since behavioral health expenses are not less than the contractual floor.

- *New Mexico Health Plan Medical Cost Floors (Minimums) and Administrative Cost and Profit Ceilings (Maximums):* A portion of premiums received by our New Mexico health plan may be returned to the state if certain minimum amounts are not spent on defined medical care costs, or if administrative costs or profit (as defined) exceed certain amounts. Our contract with the state of New Mexico requires that we spend a minimum percentage of premium revenue on certain explicitly defined medical care costs (the medical cost floor). The New Mexico health plan contract also contains certain limits on the amount our New Mexico health plan can: (a) expend on administrative costs; and (b) retain as profit. At December 31, 2011, we had not recorded any liability under the terms of these contract provisions. In the fourth quarter of 2011, our New Mexico health plan entered into a contract amendment that more closely aligns the calculation of revenue with the methodology adopted under the Affordable Care Act. The contract amendment changed the calculation of the amount of revenue that may be recognized relative to medical costs, and resulted in the recognition of approximately $5.6 million of premium revenue which all related to periods prior to 2011.

- *Texas Health Plan Profit Sharing:* Under our contract with the state of Texas, there is a profit-sharing agreement under which we pay a rebate to the state of Texas if our Texas health plan generates pretax income, as defined in the contract, above a certain specified percentage, as determined in accordance with a tiered rebate schedule. The rebates, if any, are calculated separately for the TANF/CHIP and ABD products. We are limited in the amount of administrative costs that we may deduct in calculating the rebate, if any. As a result of profits in excess of the amount we are allowed to fully retain, we had an aggregate liability of approximately $0.7 million accrued pursuant to our profit-sharing agreement with the state of Texas at December 31, 2011.

- *Medicare Revenue Risk Adjustment:* Based on member encounter data that we submit to CMS, our Medicare premiums are subject to retroactive adjustment for both member risk scores and member pharmacy cost experience for up to two years after the original year of service. This adjustment takes into account the acuity of each member's medical needs relative to what was anticipated when premiums were originally set for that member. In the event that a member requires less acute medical care than was anticipated by the original premium amount, CMS may recover premium from us. In the event that a member requires more acute medical care than was anticipated by the original premium amount, CMS may pay us additional retroactive premium. A similar retroactive reconciliation is undertaken by CMS for our Medicare members' pharmacy utilization. We estimate the amount of Medicare revenue that will ultimately be realized for the periods presented based on our knowledge of our members' heath care utilization patterns and CMS practices. Based on our knowledge of member health care utilization patterns and expenses we have recorded a receivable of approximately $5.0 million for anticipated Medicare risk adjustment premiums at December 31, 2011.

***Quality incentives that allow us to recognize incremental revenue if certain quality standards are met.*** These are contract provisions that allow us to earn additional premium revenue in certain states if we achieve certain quality-of-care or administrative measures. We estimate the amount of revenue that will ultimately be realized for the periods presented based on our experience and expertise in meeting the quality and administrative measures as well as our ongoing and current monitoring of our progress in meeting those measures. The amount of the revenue that we will realize under these contractual provisions is determinable based upon that experience. The following contractual provisions fall into this category:

*New Mexico Health Plan Quality Incentive Premiums:* Under our contract with the state of New Mexico, incremental revenue of up to 0.75% of our total premium is earned if certain performance measures are met. These performance measures are generally linked to various quality-of-care and administrative measures dictated by the state.

*Ohio Health Plan Quality Incentive Premiums:* Under our contract with the state of Ohio, incremental revenue of up to 1% of our total premium is earned if certain performance measures are met. Effective February 1, 2010 through June 30, 2011, we are eligible to earn additional incremental revenue of up to 0.25% of our total premium if we meet certain pharmacy specific performance measures. These performance measures are generally linked to various quality-of-care measures dictated by the state.

*Texas Health Plan Quality Incentive Premiums:* Under our contract with the state of Texas, incremental revenue of up to 1% of our total premium may be earned if certain performance measures are met. These performance measures are generally linked to various quality-of-care measures established by the state. The time period for the assessment of these performance measures previously followed the state's fiscal year, but effective January 1, 2011, it follows the calendar year. The state of Texas has notified us that it has discontinued the program for the 2011 calendar year.

*Wisconsin Health Plan Quality Incentive Premiums:* Under our contract with the state of Wisconsin, effective beginning in 2011, up to 3.25% of the premium is withheld by the state. The withheld premiums can be earned by the health plan by meeting certain performance measures. These performance measures are generally linked to various quality-of-care measures dictated by the state.

The following table quantifies the quality incentive premium revenue recognized for the periods presented, including the amounts earned in the period presented and prior periods. Although the reasonably possible effects of a change in estimate related to quality incentive premium revenue as of December 31, 2011 are not known, we have no reason to believe that the adjustments to prior years noted below are not indicative of the potential future changes in our estimates as of December 31, 2011.

| | Year Ended December 31, 2011 | | | | |
|---|---|---|---|---|---|
| | Maximum Available Quality Incentive Premium – Current Year | Amount of Current Year Quality Incentive Premium Revenue Recognized | Amount of Quality Incentive Premium Revenue Recognized from Prior Year | Total Quality Incentive Premium Revenue Recognized | Total Revenue Recognized |
| | | | (In thousands) | | |
| New Mexico | $ 2,271 | $ 1,558 | $ 378 | $ 1,936 | $ 345,732 |
| Ohio | 10,212 | 8,363 | 3,501 | 11,864 | 988,896 |
| Texas | — | — | — | — | 409,295 |
| Wisconsin | 1,705 | 542 | — | 542 | 69,596 |
| | $14,188 | $10,463 | $3,879 | $14,342 | $1,813,519 |

| | Year Ended December 31, 2010 | | | | |
|---|---|---|---|---|---|
| | Maximum Available Quality Incentive Premium – Current Year | Amount of Current Year Quality Incentive Premium Revenue Recognized | Amount of Quality Incentive Premium Revenue Recognized from Prior Year | Total Quality Incentive Premium Revenue Recognized | Total Revenue Recognized |
| | | | (In thousands) | | |
| New Mexico | $ 2,581 | $1,311 | $ 579 | $1,890 | $ 366,784 |
| Ohio | 9,881 | 3,114 | (1,248) | 1,866 | 860,324 |
| Texas | 1,771 | 1,771 | — | 1,771 | 188,716 |
| | $14,233 | $6,196 | $ (669) | $5,527 | $1,415,824 |

| | Year Ended December 31, 2009 | | | | |
|---|---|---|---|---|---|
| | Maximum Available Quality Incentive Premium – Current Year | Amount of Current Year Quality Incentive Premium Revenue Recognized | Amount of Quality Incentive Premium Revenue Recognized from Prior Year | Total Quality Incentive Premium Revenue Recognized | Total Revenue Recognized |
| | | | (In thousands) | | |
| New Mexico | $ 2,378 | $1,097 | $(171) | $ 926 | $ 404,026 |
| Ohio | 7,040 | 5,715 | 937 | 6,652 | 803,521 |
| Texas | 1,322 | 1,322 | — | 1,322 | 134,860 |
| | $10,740 | $8,134 | $ 766 | $8,900 | $1,342,407 |

***Medical Care Costs***

Expenses related to medical care services are captured in the following four categories:

- *Fee-for-service:* Physician providers paid on a fee-for-service basis are paid according to a fee schedule set by the state or by our contracts with these providers. Most hospitals are paid on a fee-for-service basis in a variety of ways, including per diem amounts, diagnostic-related groups or DRGs, percent of billed charges, and case rates. As discussed below, we also pay a small portion of hospitals on a capitated basis. We also have stop-loss agreements with the hospitals with which we contract. Under all fee-for-service arrangements, we retain the financial responsibility for medical care provided. Expenses related to fee-for-service contracts are recorded in the period in which the related services are dispensed. The costs of drugs administered in a physician or hospital setting that are not billed through our pharmacy benefit managers are included in fee-for-service costs.

- *Capitation:* Many of our primary care physicians and a small portion of our specialists and hospitals are paid on a capitated basis. Under capitation contracts, we typically pay a fixed per-member per-month, or PMPM, payment to the provider without regard to the frequency, extent, or nature of the medical services actually furnished. Under capitated contracts, we remain liable for the provision of certain health care services. Certain of our capitated contracts also contain incentive programs based on service delivery, quality of care, utilization management, and other criteria. Capitation payments are fixed in advance of the periods covered and are not subject to significant accounting estimates. These payments are expensed in the period the providers are obligated to provide services. The financial risk for pharmacy services for a small portion of our membership is delegated to capitated providers.
- *Pharmacy:* Pharmacy costs include all drug, injectibles, and immunization costs paid through our pharmacy benefit managers. As noted above, drugs and injectibles not paid through our pharmacy benefit managers are included in fee-for-service costs, except in those limited instances where we capitate drug and injectible costs.
- *Other:* Other medical care costs include medically related administrative costs, certain provider incentive costs, reinsurance cost, and other health care expense. Medically related administrative costs include, for example, expenses relating to health education, quality assurance, case management, disease management, 24-hour on-call nurses, and a portion of our information technology costs. Salary and benefit costs are a substantial portion of these expenses. For the years ended December 31, 2011, 2010, and 2009, medically related administrative costs were approximately $102.3 million, $85.5 million, and $74.6 million, respectively.

The following table provides the details of our consolidated medical care costs for the periods indicated (dollars in thousands, except PMPM amounts):

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2011 | | | 2010 | | | 2009 | | |
| | Amount | PMPM | % of Total | Amount | PMPM | % of Total | Amount | PMPM | % of Total |
| Fee-for-service | $2,764,309 | $139.02 | $ 71.6% | $2,360,858 | $128.73 | $ 70.0% | $2,077,489 | $126.14 | $ 65.4% |
| Capitation | 518,835 | 26.09 | 13.4 | 555,487 | 30.29 | 16.5 | 558,538 | 33.91 | 17.6 |
| Pharmacy | 418,007 | 21.02 | 10.8 | 325,935 | 17.77 | 9.7 | 414,785 | 25.18 | 13.1 |
| Other | 158,843 | 8.00 | 4.2 | 128,577 | 7.01 | 3.8 | 125,424 | 7.62 | 3.9 |
| Total | $3,859,994 | $194.13 | $100.0% | $3,370,857 | $183.80 | $100.0% | $3,176,236 | $192.85 | $100.0% |

Our medical care costs include amounts that have been paid by us through the reporting date, as well as estimated liabilities for medical care costs incurred but not paid by us as of the reporting date. Such medical care cost liabilities include, among other items, unpaid fee-for-service claims, capitation payments owed providers, unpaid pharmacy invoices, and various medically related administrative costs that have been incurred but not paid. We use judgment to determine the appropriate assumptions for determining the required estimates.

The most important element in estimating our medical care costs is our estimate for fee-for-service claims which have been incurred but not paid by us. These fee-for-service costs that have been incurred but have not been paid at the reporting date are collectively referred to as medical costs that are "Incurred But Not Paid," or IBNP. Our IBNP claims reserve, as reported in our balance sheet, represents our best estimate of the total amount of claims we will ultimately pay with respect to claims that we have incurred as of the balance sheet date. We estimate our IBNP monthly using actuarial methods based on a number of factors.

The factors we consider when estimating our IBNP include, without limitation, claims receipt and payment experience (and variations in that experience), changes in membership, provider billing practices, health care service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, known outbreaks of disease or increased incidence of illness such as influenza, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims. Our assessment of these factors is then translated into an estimate of our IBNP liability at the relevant measuring point through the calculation of a base estimate of IBNP, a further reserve for adverse claims development, and an estimate of the administrative costs of settling all claims incurred through the reporting date. The base estimate of IBNP is derived through application of claims payment completion factors and trended PMPM cost estimates. See Note 11, "Medical Claims and Benefits Payable."

We report reinsurance premiums as medical care costs, while related reinsurance recoveries are reported as deductions from medical care costs. We limit our risk of catastrophic losses by maintaining high deductible reinsurance coverage. We do not consider this coverage to be material because the cost is not significant and the likelihood that coverage will apply is low.

### *Taxes Based on Premiums*

Our California, Florida, Michigan, New Mexico, Ohio, Texas and Washington health plans are assessed a tax based on premium revenue collected. We report these taxes on a gross basis, included in premium tax expense.

### *Premium Deficiency Reserves on Loss Contracts*

We assess the profitability of our contracts for providing medical care services to our members and identify those contracts where current operating results or forecasts indicate probable future losses. Anticipated future premiums are compared to anticipated medical care costs, including the cost of processing claims. If the anticipated future costs exceed the premiums, a loss contract accrual is recognized. No such accrual was recorded as of December 31, 2011, or 2010.

### *Service Revenue and Cost of Service Revenue — Molina Medicaid Solutions Segment*

The payments received by our Molina Medicaid Solutions segment under its state contracts are based on the performance of multiple services. The first of these is the design, development and implementation, or DDI, of a Medicaid Management Information System, or MMIS. An additional service, following completion of DDI, is the operation of the MMIS under a business process outsourcing, or BPO arrangement. While providing BPO services (which include claims payment and eligibility processing) we also provide the state with other services including both hosting and support and maintenance. We have evaluated our Molina Medicaid Solutions contracts to determine if such arrangements include a software element. Based on this evaluation, we have concluded that these arrangements do not include a software element. As such, we have concluded that our Molina Medicaid Solutions contracts are multiple-element service arrangements under the scope of FASB Accounting Standards Codification Subtopic 605-25, *Revenue Recognition — Multiple–Element Arrangements,* and SEC Staff Accounting Bulletin Topic 13, *Revenue Recognition.*

Effective January 1, 2011, we adopted a new accounting standard that amends the guidance on the accounting for multiple-element arrangements. Pursuant to the new standard, each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting which is generally based on whether the deliverable has standalone value to the customer. In addition to standalone value, previous guidance also required objective and reliable evidence of fair value of a deliverable in order to treat the deliverable as a separate unit of accounting. The arrangement's consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable. In general, the consideration allocated to each unit of accounting is recognized as the related goods or services are delivered, limited to the consideration that is not contingent. We have adopted this guidance on a prospective basis for all new or materially modified revenue arrangements with multiple deliverables entered into on or after January 1,

2011. Our adoption of this guidance has not impacted the timing or pattern of our revenue recognition in 2011. Also, there would have been no change in revenue recognized relating to multiple-element arrangements if we had adopted this guidance retrospectively for contracts entered into prior to January 1, 2011.

We have concluded that the various service elements in our Molina Medicaid Solutions contracts represent a single unit of accounting due to the fact that DDI, which is the only service performed in advance of the other services (all other services are performed over an identical period), does not have standalone value because our DDI services are not sold separately by any vendor and the customer could not resell our DDI services. Further, we have no objective and reliable evidence of fair value for any of the individual elements in these contracts, and at no point in the contract will we have objective and reliable evidence of fair value for the undelivered elements in the contracts. For contracts entered into prior to January 1, 2011, objective and reliable evidence of fair value would be required, in addition to DDI standalone value which we do not have, in order to treat DDI as a separate unit of accounting. We lack objective and reliable evidence of the fair value of the individual elements of our Molina Medicaid Solutions contracts for the following reasons:

- Each contract calls for the provision of its own specific set of services. While all contracts support the system of record for state MMIS, the actual services we provide vary significantly between contracts; and
- The nature of the MMIS installed varies significantly between our older contracts (proprietary mainframe systems) and our new contracts (commercial off-the-shelf technology solutions).

Because we have determined the service provided under our Molina Medicaid Solutions contracts represent a single unit of accounting, and because we are unable to determine a pattern of performance of services during the contract period, we recognize revenue associated with such contracts on a straight-line basis over the period during which BPO, hosting, and support and maintenance services are delivered.

Provisions specific to each contract may, however, lead us to modify this general principle. In those circumstances, the right of the state to refuse acceptance of services, as well as the related obligation to compensate us, may require us to delay recognition of all or part of our revenue until that contingency (the right of the state to refuse acceptance) has been removed. In those circumstances we defer recognition of any contingent revenue (whether DDI, BPO services, hosting, and support and maintenance services) until the contingency has been removed. These types of contingency features are present in our Maine and Idaho contracts. We began to recognize revenue associated with our Maine contract upon state acceptance in September 2010. In Idaho, we will begin recognition of revenue upon state acceptance.

Costs associated with our Molina Medicaid Solutions contracts include software related costs and other costs. With respect to software related costs, we apply the guidance for internal-use software and capitalize external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs associated with employees who are directly associated with and who devote time to the computer software project. With respect to all other direct costs, such costs are expensed as incurred, unless corresponding revenue is being deferred. If revenue is being deferred, direct costs relating to delivered service elements are deferred as well and are recognized on a straight-line basis over the period of revenue recognition, in a manner consistent with our recognition of revenue that has been deferred. Such direct costs can include:

- Transaction processing costs
- Employee costs incurred in performing transaction services
- Vendor costs incurred in performing transaction services
- Costs incurred in performing required monitoring of and reporting on contract performance
- Costs incurred in maintaining and processing member and provider eligibility
- Costs incurred in communicating with members and providers

The recoverability of deferred contract costs associated with a particular contract is analyzed on a periodic basis using the undiscounted estimated cash flows of the whole contract over its remaining contract term. If such undiscounted cash flows are insufficient to recover the long-lived assets and deferred contract costs, the deferred contract costs are written down by the amount of the cash flow deficiency. If a cash flow deficiency remains after reducing the balance of the deferred contract costs to zero, any remaining long-lived assets are evaluated for impairment. Any such impairment recognized would equal the amount by which the carrying value of the long-lived assets exceeds the fair value of those assets.

We are currently deferring recognition of all revenue as well as all direct costs (to the extent that such costs are estimated to be recoverable) in Idaho until the MMIS in that state receives certification from CMS. For the year ended December 31, 2011, cost of service revenue includes $11.5 million of direct costs associated with the Idaho contract that would otherwise have been recorded as deferred contract costs. In assessing the recoverability of the deferred contract costs associated with the Idaho contract at December 31, 2011, we determined that these costs should be expensed as a period cost.

***Income Taxes***

The provision for income taxes is determined using an estimated annual effective tax rate, which is generally greater than the U.S. federal statutory rate primarily because of state taxes. The effective tax rate may be subject to fluctuations during the year as new information is obtained. Such information may affect the assumptions used to estimate the annual effective tax rate, including factors such as the mix of pretax earnings in the various tax jurisdictions in which we operate, valuation allowances against deferred tax assets, the recognition or derecognition of tax benefits related to uncertain tax positions, and changes in or the interpretation of tax laws in jurisdictions where we conduct business. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities, along with net operating loss and tax credit carryovers. For further discussion and disclosure, see Note 13, "Income Taxes."

***Concentrations of Credit Risk***

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, investments, receivables, and restricted investments. We invest a substantial portion of our cash in the PFM Funds Prime Series — Institutional Class, and the PFM Funds Government Series. These funds represent a portfolio of highly liquid money market securities that are managed by PFM Asset Management LLC (PFM), a Virginia business trust registered as an open-end management investment fund. As of December 31, 2011, and 2010, our investments with PFM totaled $209 million and $327 million, respectively. Our investments and a portion of our cash equivalents are managed by professional portfolio managers operating under documented investment guidelines. No investment that is in a loss position can be sold by our managers without our prior approval. Concentration of credit risk with respect to accounts receivable is limited due to payors consisting principally of the governments of each state in which our health plan subsidiaries operate.

***Risks and Uncertainties***

Our profitability depends in large part on our ability to accurately predict and effectively manage medical care costs. We continually review our medical costs in light of our underlying claims experience and revised actuarial data. However, several factors could adversely affect medical care costs. These factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters, and malpractice litigation, are beyond our control and may have an adverse effect on our ability to accurately predict and effectively control medical care costs. Costs in excess of those anticipated could have a material adverse effect on our financial condition, results of operations, or cash flows.

At December 31, 2011, we operated health plans in 10 states, primarily as a direct contractor with the states, and in Los Angeles County, California, as a subcontractor to another health plan holding a direct contract with the state. We are therefore dependent upon a small number of contracts to support our revenue. The loss of any one of those contracts could have a material adverse effect on our financial position, results of operations, or cash flows. Our ability to arrange for the provision of medical services to our members is dependent upon our ability to develop and maintain adequate provider networks. Our inability to develop or maintain such networks might, in certain circumstances, have a material adverse effect on our financial position, results of operations, or cash flows.

***Recent Accounting Pronouncements***

*Goodwill Impairment Testing.* The FASB issued the following guidance which modifies goodwill impairment testing.

- ASU No. 2011-08, Intangibles — Goodwill and Other (ASC Topic 350) — Testing Goodwill for Impairment, a consensus of the FASB Emerging Issues Task Force. This guidance allows an entity the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, an entity would no longer be required to calculate the fair value of a reporting unit unless the entity determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We do not expect the adoption of this guidance to impact our consolidated financial position, results of operations, or cash flows.

*Presentation of Financial Statements.* In June 2011, the FASB and International Accounting Standards Board, or IASB, issued the following guidance which modifies how other comprehensive income, or OCI, is reported under U.S. Generally Accepted Accounting Principles, or GAAP, and International Financial Reporting Standards, or IFRS.

- *ASU No. 2011-05, Comprehensive Income (ASC Topic 220) — Presentation of Comprehensive Income,* a consensus of the FASB Emerging Issues Task Force. This guidance eliminates the option to present components of OCI as part of the statement of changes to stockholders' equity. All filers are required to present all non-owner changes in stockholders' equity in a single statement of comprehensive income or in two separate but consecutive statements. This guidance is effective for interim and annual reporting beginning on or after December 15, 2011. We do not expect the adoption of this guidance to impact our consolidated financial position, results of operations or cash flows.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, or AICPA, and the Securities and Exchange Commission, or SEC, did not have, or are not believed by management to have, a material impact on our present or future consolidated financial statements.

## 3. Earnings per Share

The denominators for the computation of basic and diluted earnings per share were calculated as follows:

| | December 31, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| | (In thousands) | | |
| Shares outstanding at the beginning of the period | 45,463 | 38,410 | 40,088 |
| Weighted-average number of shares issued under equity offering | — | 2,506 | — |
| Weighted-average number of shares purchased | (160) | — | (1,482) |
| Weighted-average number of shares issued under employee stock plans | 453 | 258 | 159 |
| Denominator for basic earnings per share | 45,756 | 41,174 | 38,765 |
| Dilutive effect of employee stock options and stock grants(1) | 669 | 457 | 211 |
| Denominator for diluted earnings per share(2) | 46,425 | 41,631 | 38,976 |

(1) Options to purchase common shares are included in the calculation of diluted earnings per share when their exercise prices are below the average fair value of the common shares for each of the periods presented. For the years ended December 31, 2011, 2010, and 2009 there were approximately 137,000, 478,000 and 620,000 antidilutive weighted options, respectively. Restricted shares are included in the calculation of diluted earnings per share when their grant date fair values are below the average fair value of the common shares for each of the periods presented. For the years ended December 31, 2011, 2010, and 2009, anti-dilutive restricted shares were insignificant.
(2) Potentially dilutive shares issuable pursuant to our convertible senior notes were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the years ended December 31, 2011, 2010, and 2009.

## 4. Business Combinations

### *Molina Center*

On December 7, 2011, our wholly owned subsidiary Molina Center LLC closed on its acquisition of the 460,000 square foot office building located in Long Beach, California. The building, or Molina Center, consists of two conjoined fourteen-story office towers on approximately five acres of land. For the last several years we have leased approximately 155,000 square feet of the Molina Center for use as our corporate headquarters and also for use by our California health plan subsidiary. The final purchase price was $81 million, which amount was paid with a combination of cash on hand and bank financing under a term loan agreement (see Note 12, "Long-Term Debt"). This business combination included the acquisition of the business interests associated with the Molina Center, such as leases to third-party tenants in place as of the acquisition date, and the day-to-day management and operations of the Molina Center. We acquired this business primarily to facilitate space needs for the projected future growth of the Company.

We have recorded $0.5 million in rental income in 2011 since the acquisition date. We incurred approximately $2.3 million and $0.2 million in transaction costs relating to this acquisition in 2011 and 2010, respectively, recorded to general and administrative expenses. Additionally, we recorded $0.6 million in deferred loan costs that are being amortized over the seven-year term of the loan.

**Recording of assets acquired:** The transaction has been accounted for using the acquisition method of accounting which requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The following table summarizes the acquisition-date fair values of the assets acquired as of December 7, 2011 (in thousands):

| | |
|---|---|
| **Allocation of purchase price:** | |
| Building and improvements | $43,116 |
| Land | 10,570 |
| Identifiable intangible assets | 28,990 |
| | 82,676 |
| **Less fair value of total consideration:** | |
| Cash paid | 32,400 |
| Term loan | 48,600 |
| **Gain on acquisition** | $ 1,676 |

A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. Results that differ from the estimates and judgments used to determine the estimated fair value assigned to each class of assets acquired, as well as asset lives, can materially impact our results of operations.

*Building and improvements*: The fair value of the building amounted to $42.9 million, and will be amortized over a remaining useful life of 25 years. The fair value of improvements amounted to $0.2 million, to be amortized over a remaining useful life of 5 years.

*Identifiable intangible assets:* The fair value of the identifiable intangible assets we acquired amounted to $29.0 million, and was attributable to the value assigned to in-place leases of the Molina Center as of the acquisition date. This intangible asset has a weighted average useful life of 6.4 years. Accumulated amortization was approximately $0.4 million as of December 31, 2011, which reflects total amortization recorded since the acquisition date. For identifiable intangible assets recorded as of December 31, 2011, we expect to record amortization in future years as follows — 2012: $5.7 million, 2013: $5.6 million, 2014: $3.8 million, 2015: $3.5 million, and 2016: $3.1 million.

*Gain on acquisition*: In this acquisition, the fair value of the assets acquired exceeded the fair value of the total consideration paid by $1.7 million, resulting in a bargain purchase gain. This gain was recorded to general and administrative expenses in the accompanying consolidated income statement.

***Wisconsin Health Plan***

On September 1, 2010, we acquired 100% of the voting equity interests in Avatar Partners, LLC, which was the sole shareholder of Abri Health Plan, Inc., a Medicaid managed care organization based in Milwaukee, Wisconsin. Based on the final membership reconciliation performed in the first quarter of 2011, the final purchase price increased to $16.8 million as of December 31, 2011, from $15.5 million as of December 31, 2010. The $1.3 million increase was recorded to goodwill in 2011.

Additionally, we recorded a $2.8 million liability for contingent consideration in December 2010, based on an estimate of the Wisconsin health plan's minimum surplus requirements as of February 1, 2011. This liability was measured at fair value on a recurring basis using significant unobservable inputs, or Level 3 in the fair value measurement hierarchy. In 2011, we determined that there was no liability for contingent consideration. The following table presents a roll forward of this liability for 2011:

| | Fair Value Hierarchy Level 3 |
|---|---|
| | (In thousands) |
| Balance at December 31, 2010 | $(2,800) |
| Total gains included in earnings | 2,800 |
| Balance at December 31, 2011 | $ — |

***Molina Medicaid Solutions***

On May 1, 2010, we acquired Molina Medicaid Solutions, previously an operating unit of Unisys Corporation for a purchase price of $131.3 million. Molina Medicaid Solutions provides design, development, implementation, and business process outsourcing solutions to state governments for their Medicaid Management Information Systems. In the first quarter of 2011, we recorded a $1.0 million reduction to goodwill to adjust certain acquisition date accruals as a result of information obtained regarding facts and circumstances that existed as of the acquisition date.

***Florida Health Plan***

On December 31, 2009, we acquired 100% of the voting equity interests in Florida NetPASS, LLC, or NetPASS. The final purchase price for this acquisition totalled $29.6 million. In 2010 we entered into arbitration with the sellers of NetPASS regarding certain alleged breaches of contract. That arbitration was settled prior to final hearing in December 2011 for $4.1 million paid to the sellers. This amount is recorded to general and administrative expenses in the accompanying consolidated income statements.

## 5. Fair Value Measurements

Our consolidated balance sheets include the following financial instruments: cash and cash equivalents, investments, receivables, trade accounts payable, medical claims and benefits payable, long-term debt, and other liabilities. We consider the carrying amounts of cash and cash equivalents, receivables, other current assets and current liabilities to approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization or payment. For a comprehensive discussion of fair value measurements with regard to our current and non-current investments, see below.

As described in Note 12, "Long-Term Debt," the carrying amount of the convertible senior notes was $169.5 million and $164.0 million as of December 31, 2011 and 2010, respectively. Based on quoted market prices, the fair value of the convertible senior notes was approximately $192.0 million and $188.4 million as of December 31, 2011 and 2010, respectively. The carrying value of the term loan approximates fair value because of the short period of time between the loan origination date of December 7, 2011 and December 31, 2011.

To prioritize the inputs we use in measuring fair value, we apply a three-tier fair value hierarchy as follows:

- *Level 1 — Observable inputs such as quoted prices in active markets:* Our Level 1 securities consist of government-sponsored enterprise securities (GSEs) and U.S. treasury notes. Level 1 securities are classified as current investments in the accompanying consolidated balance sheets. These securities are actively traded and therefore the fair value for these securities is based on quoted market prices on one or more securities exchanges.
- *Level 2 — Inputs other than quoted prices in active markets that are either directly or indirectly observable:* Our Level 2 securities consist of corporate debt securities, municipal securities, and certificates of deposit, and are classified as current investments in the accompanying consolidated balance sheets. Our investments in securities classified as Level 2 are traded frequently though not necessarily daily. Fair value for these securities is determined using a market approach based on quoted prices for similar securities in active markets or quoted prices for identical securities in inactive markets.
- *Level 3 — Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions:* We hold investments in auction rate securities which are designated as available-for-sale, and are reported at fair value of $16.1 million (par value of $19.0 million) as of December 31, 2011. Our investments in auction rate securities are collateralized by student loan portfolios guaranteed by the U.S. government. We continued to earn interest on substantially all of these auction rate securities as of December 31, 2011. Due to events in the credit markets, the auction rate securities held by us experienced failed auctions beginning in the first quarter of 2008. As such, quoted prices in active markets were not readily available during the majority of 2008, 2009, and 2010, and continued to be unavailable as of December 31, 2011. To estimate the fair value of these securities, we used pricing models that included factors such as the collateral underlying the securities, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security would have a successful auction. The estimated values of these securities were also compared, when possible, to valuation data with respect to similar securities held by other parties. We concluded that these estimates, given the lack of market available pricing, provided a reasonable basis for determining the fair value of the auction rate securities as of December 31, 2011. For our investments in auction rate securities, we do not intend to sell, nor is it more likely than not that we will be required to sell, these investments before recovery of their cost.

As a result of changes in the fair value of auction rate securities designated as available-for-sale, we recorded pretax unrealized gains of $1.2 million and pretax unrealized losses of $0.2 million to accumulated other comprehensive loss for the year ended December 31, 2011, and 2010, respectively. Any future fluctuation in fair value related to these instruments that we deem to be temporary, including any recoveries of previous write-downs, would be recorded to accumulated other comprehensive income (loss). If we determine that any future valuation adjustment was other-than-temporary, we would record a charge to earnings as appropriate.

Until July 2, 2010, we held certain auction rate securities (designated as trading securities) with an investment securities firm. In 2008, we entered into a rights agreement with this firm that (1) allowed us to exercise rights (the "Rights") to sell the eligible auction rate securities at par value to this firm between June 30, 2010 and July 2, 2012, and (2) gave the investment securities firm the right to purchase the auction rate securities from us any time after the agreement date as long as we received the par value. On June 30, 2010, and July 1, 2010, all of the eligible auction rate securities remaining at that time were settled at par value. During 2010, the aggregate auction rate securities (designated as trading securities) settled amounted to $40.9 million par value (fair value $36.7 million). Substantially all of the difference between par value and fair value on these securities was recovered through the rights agreement. For the year ended December 31, 2010, we recorded pretax gains of $4.2 million on the auction rate securities underlying the Rights.

We accounted for the Rights as a freestanding financial instrument and, until July 2, 2010, recorded the value of the Rights under the fair value option. For the year ended December 31, 2010, we recorded pretax losses of $3.8 million on the Rights, attributable to the decline in the fair value of the Rights. When the remaining eligible auction rate securities were sold at par value on July 1, 2010, the value of the Rights was zero.

Our assets measured at fair value on a recurring basis at December 31, 2011, were as follows:

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| | | (In thousands) | | |
| Corporate debt securities | $231,634 | $ — | $231,634 | $ — |
| Government-sponsored enterprise securities (GSEs) | 33,949 | 33,949 | — | — |
| Municipal securities | 47,313 | — | 47,313 | — |
| U.S. treasury notes | 21,748 | 21,748 | — | — |
| Auction rate securities | 16,134 | — | — | 16,134 |
| Certificates of deposit | 2,272 | — | 2,272 | — |
| | $353,050 | $55,697 | $281,219 | $16,134 |

Our assets measured at fair value on a recurring basis at December 31, 2010, were as follows:

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| | | (In thousands) | | |
| Corporate debt securities | $177,929 | $ — | $177,929 | $ — |
| Government-sponsored enterprise securities (GSEs) | 59,713 | 59,713 | — | — |
| Municipal securities | 30,563 | — | 30,563 | — |
| U.S. treasury notes | 23,918 | 23,918 | — | — |
| Auction rate securities | 20,449 | — | — | 20,449 |
| Certificates of deposit | 3,252 | — | 3,252 | — |
| | $315,824 | $83,631 | $211,744 | $20,449 |

In prior periods we reported our investments in corporate debt securities, municipal securities and certificates of deposit in Level 1. As a result of analysis of the characteristics of our financial instruments in 2011, we have determined that these investments should be reported in Level 2, and have reclassified the tabular disclosure accordingly.

The following table presents our assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

| | (Level 3) |
|---|---|
| | (In thousands) |
| Balance at December 31, 2010 | $20,449 |
| Total gains (unrealized only): | |
| Included in other comprehensive income | 1,235 |
| Settlements | (5,550) |
| Balance at December 31, 2011 | $16,134 |
| The amount of total unrealized gains for the period included in other comprehensive income attributable to the change in accumulated other comprehensive losses relating to assets still held at December 31, 2011 | $ 483 |

Our assets measured at fair value on a non-recurring basis in 2011, consisted of the goodwill and intangible assets associated with the acquisition of our Missouri health plan in 2007. As described in Note 1, "Basis of Presentation – Organization and Operations" we recorded a non-cash impairment charge of $64.6 million related to the loss of our Missouri health plan's existing contract with the state of Missouri. To arrive at this impairment charge, we conducted fair value measurements of the goodwill and intangible assets of our Missouri health plan. We used Level 3 inputs in applying an income approach to determining the fair value of these assets.

## 6. Investments

The following tables summarize our investments as of the dates indicated:

| | December 31, 2011 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| | | (In thousands) | | |
| Corporate debt securities | $231,407 | $442 | $ 215 | $231,634 |
| GSEs | 33,912 | 46 | 9 | 33,949 |
| Municipal securities | 47,099 | 232 | 18 | 47,313 |
| U.S. treasury notes | 21,627 | 121 | — | 21,748 |
| Auction rate securities | 19,000 | — | 2,866 | 16,134 |
| Certificates of deposit | 2,272 | — | — | 2,272 |
| | $355,317 | $841 | $3,108 | $353,050 |

| | December 31, 2010 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| | | (In thousands) | | |
| Corporate debt securities | $177,692 | $ 419 | $ 182 | $177,929 |
| GSEs | 59,386 | 353 | 26 | 59,713 |
| Municipal securities | 30,483 | 111 | 31 | 30,563 |
| U.S. treasury notes | 23,836 | 118 | 36 | 23,918 |
| Auction rate securities | 24,550 | — | 4,101 | 20,449 |
| Certificates of deposit | 3,252 | — | — | 3,252 |
| | $319,199 | $1,001 | $4,376 | $315,824 |

The contractual maturities of our investments as of December 31, 2011 are summarized below:

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| | (In thousands) | |
| Due in one year or less | $183,607 | $183,775 |
| Due one year through five years | 153,210 | 153,573 |
| Due after ten years | 18,500 | 15,702 |
| | $355,317 | $353,050 |

Gross realized gains and gross realized losses from sales of available-for-sale securities are calculated under the specific identification method and are included in investment income. Total proceeds from sales and maturities of available-for-sale securities were $302.7 million, $182.3 million, and $201.9 million for the year ended December 31, 2011, 2010, and 2009, respectively. Net realized investment gains for the year ended December 31, 2011, 2010, and 2009 were $367,000, $110,000, and $267,000, respectively.

We monitor our investments for other-than-temporary impairment. For investments other than our auction rate securities, we have determined that unrealized gains and losses at December 31, 2011, and 2010, are temporary in nature, because the change in market value for these securities has resulted from fluctuating interest rates, rather than a deterioration of the credit worthiness of the issuers. So long as we hold these securities to maturity, we are unlikely to experience gains or losses. In the event that we dispose of these securities before maturity, we expect that realized gains or losses, if any, will be immaterial.

As described in Note 5, "Fair Value Measurements," the unrealized losses on our auction rate securities were caused primarily by the illiquidity in the auction markets. Because the decline in market value is not due to the credit quality of the issuers, and because we do not intend to sell, nor is it more likely than not that we will be required to sell, these investments before recovery of their cost, we do not consider the auction rate securities that are designated as available-for-sale to be other-than-temporarily impaired at December 31, 2011.

The following tables segregate those available-for-sale investments that have been in a continuous loss position for less than 12 months, and those that have been in a loss position for 12 months or more as of December 31, 2011.

| | In a Continuous Loss Position for Less than 12 Months | | In a Continuous Loss Position for 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Unrealized Losses |
| | | | (In thousands) | | | |
| Corporate debt securities | $72,766 | $215 | $ — | $ — | $ 72,766 | $ 215 |
| GSEs | 11,493 | 9 | — | — | 11,493 | 9 |
| Municipal securities | 12,033 | 18 | — | — | 12,033 | 18 |
| Auction rate securities | — | — | 16,134 | 2,866 | 16,134 | 2,866 |
| | $96,292 | $242 | $16,134 | $2,866 | $112,426 | $3,108 |

The following table segregates those available-for-sale investments that have been in a continuous loss position for less than 12 months, and those that have been in a loss position for 12 months or more as of December 31, 2010.

| | In a Continuous Loss Position for Less than 12 Months | | In a Continuous Loss Position for 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Unrealized Losses |
| | (In thousands) | | | | | |
| Corporate debt securities | $55,578 | $167 | $ 1,848 | $ 14 | $ 57,426 | $ 181 |
| GSEs | 7,244 | 26 | — | — | 7,244 | 26 |
| Municipal securities | 12,629 | 31 | — | — | 12,629 | 31 |
| Auction rate securities | — | — | 20,449 | 4,101 | 20,449 | 4,101 |
| U.S. treasury notes | 3,414 | 37 | — | — | 3,414 | 37 |
| | $78,865 | $261 | $22,297 | $4,115 | $101,162 | $4,376 |

## 7. Receivables

Health Plans segment receivables consist primarily of amounts due from the various states in which we operate. Such receivables are subject to potential retroactive adjustment. Because all of our receivable amounts are readily determinable and our creditors are in almost all instances state governments, our allowance for doubtful accounts is immaterial. Any amounts determined to be uncollectible are charged to expense when such determination is made. Accounts receivable were as follows:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (In thousands) | |
| Health Plans segment: | | |
| California | $ 22,175 | $ 46,482 |
| Michigan | 8,864 | 13,596 |
| Missouri | 27,092 | 22,841 |
| New Mexico | 9,350 | 18,310 |
| Ohio | 27,458 | 21,622 |
| Texas | 1,608 | 1,221 |
| Utah | 2,825 | 1,589 |
| Washington | 15,006 | 14,486 |
| Wisconsin | 4,909 | 5,437 |
| Others | 2,489 | 2,377 |
| Total Health Plans segment | 121,776 | 147,961 |
| Molina Medicaid Solutions segment | 46,122 | 20,229 |
| | $167,898 | $168,190 |

During the second quarter of 2011, we settled certain claims we had made against the state of Utah regarding the savings share provision of our contract in effect from 2003 through June of 2009. Additionally, we recognized a liability for certain overpayments received from the state for the period 2003 through 2009. As a result of these developments, we recognized $6.9 million in premium revenue without any corresponding charge to expense during the second quarter of 2011.

## 8. Property, Equipment, and Capitalized Software

A summary of property and equipment is as follows:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (In thousands) | |
| Land | $ 14,094 | $ 3,524 |
| Building and improvements | 109,789 | 49,735 |
| Furniture and equipment | 79,112 | 60,074 |
| Capitalized software | 116,389 | 90,003 |
| | 319,384 | 203,336 |
| Less: accumulated depreciation and amortization on building and improvements, furniture and equipment | (65,518) | (54,341) |
| Less: accumulated amortization for capitalized software | (62,932) | (48,458) |
| | (128,450) | (102,799) |
| Property, equipment, and capitalized software, net | $ 190,934 | $ 100,537 |

Depreciation recognized for building and improvements, and furniture and equipment was $17.5 million, $13.9 million, and $11.0 million for the years ended December 31, 2011, 2010 and 2009, respectively. Amortization of capitalized software was $30.2 million, $20.1 million, and $14.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

### *Molina Center*

As described in Note 4, "Business Combinations," we acquired the Molina Center in December 2011. As of December 31, 2011, the carrying amount of the building was $42.9 million, and accumulated depreciation was insignificant. Future minimum rentals on noncancelable leases are as follows:

| | (In thousands) |
|---|---|
| 2012 | $ 5,943 |
| 2013 | 6,053 |
| 2014 | 4,395 |
| 2015 | 4,545 |
| 2016 | 4,749 |
| Thereafter | 32,310 |
| Total minimum future rentals | $57,995 |

## 9. Goodwill and Intangible Assets

Other intangible assets are amortized over their useful lives ranging from one to 15 years. The weighted average amortization period for contract rights and licenses is approximately 10 years, for customer relationships is approximately 5 years, for backlog is approximately 2 years, and for provider networks is approximately 10 years. Based on the balances of our identifiable intangible assets as of December 31, 2011, we estimate that our intangible asset amortization will be $22.2 million in 2012, $21.6 million in 2013, $16.9 million in 2014, $9.7 million in 2015, and $8.8 million in 2016. The following table provides the details of identified intangible assets, by major class, for the periods indicated. As described in Note 2, "Significant Accounting Policies," we recorded impairment charges to goodwill and intangible assets amounting to $58.5 million and $6.1 million, respectively, for the year ended December 31, 2011. For a description of our goodwill and intangible assets by reportable segment, refer to Note 19, "Segment Reporting."

| | Cost | Accumulated Amortization | Net Balance |
|---|---|---|---|
| | | (In thousands) | |
| Intangible assets: | | | |
| Contract rights and licenses | $140,242 | $69,515 | $ 70,727 |
| Customer relationships | 24,550 | 8,546 | 16,004 |
| Contract backlog | 23,600 | 15,139 | 8,461 |
| Provider networks | 11,990 | 5,386 | 6,604 |
| Balance at December 31, 2011 | $200,382 | $98,586 | $101,796 |
| Intangible assets: | | | |
| Contract rights and licenses | $121,017 | $64,201 | $ 56,816 |
| Customer relationships | 24,550 | 3,418 | 21,132 |
| Contract backlog | 23,600 | 8,316 | 15,284 |
| Provider networks | 18,525 | 6,257 | 12,268 |
| Balance at December 31, 2010 | $187,692 | $82,192 | $105,500 |

The changes in the carrying amount of goodwill and indefinite-lived intangible assets were as follows (in thousands):

| | |
|---|---|
| Balance as of December 31, 2010 | $212,228 |
| Impairment of Missouri health plan goodwill | (58,530) |
| Goodwill adjustments relating to the acquisitions of Molina Medicaid Solutions and the Wisconsin health plan | 256 |
| Balance at December 31, 2011 | $153,954 |

## 10. Restricted Investments

Pursuant to the regulations governing our health plan subsidiaries, we maintain statutory deposits and deposits required by state Medicaid authorities in certificates of deposit and U.S. treasury securities. Additionally, we maintain restricted investments as protection against the insolvency of certain capitated providers. The following table presents the balances of restricted investments by health plan, and for our insurance company:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (In thousands) | |
| California | $ 372 | $ 372 |
| Florida | 5,198 | 4,508 |
| Insurance Company | 4,711 | 4,689 |
| Michigan | 1,000 | 1,000 |
| Missouri | 504 | 508 |
| New Mexico | 15,905 | 15,881 |
| Ohio | 9,078 | 9,066 |
| Texas | 3,518 | 3,501 |
| Utah | 2,895 | 1,279 |
| Washington | 151 | 151 |
| Wisconsin | — | 260 |
| Other | 2,832 | 885 |
| | $46,164 | $42,100 |

The contractual maturities of our held-to-maturity restricted investments as of December 31, 2011 are summarized below.

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| | (In thousands) | |
| Due in one year or less | $36,900 | $36,909 |
| Due one year through five years | 9,264 | 9,307 |
| | $46,164 | $46,216 |

## 11. Medical Claims and Benefits Payable

The following table presents the components of the change in our medical claims and benefits payable for the years ended December 31, 2011 and 2010. The negative amounts displayed for "Components of medical care costs related to: Prior years" represent the amount by which our original estimate of claims and benefits payable at the beginning of the period exceeded the actual amount of the liability based on information (principally the payment of claims) developed since that liability was first reported.

| | Year Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (Dollars in thousands, except per-member amounts) | |
| Balances at beginning of year | $ 354,356 | $ 315,316 |
| Balance of acquired subsidiary | — | 3,228 |
| Components of medical care costs related to: | | |
| Current year | 3,911,803 | 3,420,235 |
| Prior years | (51,809) | (49,378) |
| Total medical care costs | 3,859,994 | 3,370,857 |
| Payments for medical care costs related to: | | |
| Current year | 3,516,994 | 3,085,388 |
| Prior years | 294,880 | 249,657 |
| Total paid | 3,811,874 | 3,335,045 |
| Balances at end of year | $ 402,476 | $ 354,356 |
| Benefit from prior years as a percentage of: | | |
| Balance at beginning of year | 14.6% | 15.7% |
| Premium revenue | 1.1% | 1.2% |
| Total medical care costs | 1.3% | 1.5% |

We recognized a benefit from prior period claims development in the amount of $51.8 million for the year ended December 31, 2011. This amount represents our estimate as of December 31, 2011 of the extent to which our initial estimate of medical claims and benefits payable at December 31, 2010 exceeded the amount that will ultimately be paid out in satisfaction of that liability. The overestimation of claims liability at December 31, 2010 was due primarily to the following factors:

- We overestimated the impact of a buildup in claims inventory in Ohio.
- We overestimated the impact of the settlement of disputed provider claims in California.
- We underestimated the reduction in outpatient facility claims costs as a result of a fee schedule reduction in New Mexico effective November 2010, partially offsetting the impact of the two items above.

We recognized a benefit from prior period claims development in the amount of $49.4 million for the year ended 2010. This was primarily caused by the overestimation of our liability for claims and medical benefits payable at December 31, 2009. The overestimation of claims liability at December 31, 2009 was the result of the following factors:

- In New Mexico, we underestimated the degree to which cuts to the Medicaid fees schedule would reduce our liability as of December 31, 2009.
- In California, we underestimated the extent to which various network restructuring, provider contracting, and medical management initiatives had reduced our medical care costs during the second half of 2009, thereby resulting in a lower liability at December 31, 2009.

In estimating our claims liability at December 31, 2011, we adjusted our base calculation to take account of the following factors which we believe are reasonably likely to change our final claims liability amount:

- The increasing amount of claims recoveries in Texas.
- Recent increases in inpatient utilization in Missouri, as well as a substantial increase in inpatient claims inventory.
- A significant reduction to our outstanding claims recoveries in Ohio.
- An increase to our aged blind and disabled membership in California.
- Late enrollment of newborns, and hence late claims payments, in Michigan due to issues with the State's administration system, which has disrupted the normal completion pattern for claims in that state.

The use of a consistent methodology in estimating our liability for claims and medical benefits payable minimizes the degree to which the under- or overestimation of that liability at the close of one period may affect consolidated results of operations in subsequent periods. Facts and circumstances unique to the estimation process at any single date, however, may still lead to a material impact on consolidated results of operations in subsequent periods. Any absence of adverse claims development (as well as the expensing through general and administrative expense of the costs to settle claims held at the start of the period) will lead to the recognition of a benefit from prior period claims development in the period subsequent to the date of the original estimate. In 2010 and 2011, the absence of adverse development of the liability for claims and medical benefits payable at the close of the previous period resulted in the recognition of substantial favorable prior period development. In both years, however, the recognition of a benefit from prior period claims development did not have a material impact on our consolidated results of operations because the amount of benefit recognized in each year was roughly consistent with that recognized in the previous year.

## 12. Long-Term Debt

Maturities of long-term debt for the years ending December 31 are as follows:

| | Total | 2012 | 2013 | 2014 | 2015 | 2016 | Thereafter |
|---|---|---|---|---|---|---|---|
| Convertible senior notes | $187,000 | $ — | $ — | $187,000 | $ — | $ — | $ — |
| Term loan | 48,600 | 1,197 | 1,155 | 1,206 | 1,259 | 1,309 | 42,474 |
| | $235,600 | $1,197 | $1,155 | $188,206 | $1,259 | $1,309 | $42,474 |

### *Credit Facility*

On September 9, 2011, we entered into a credit agreement for a $170 million revolving credit facility (the "Credit Facility") with various lenders and U.S. Bank National Association, as LC Issuer, Swing Line Lender, and Administrative Agent. The Credit Facility will be used for general corporate purposes.

The Credit Facility has a term of five years under which all amounts outstanding will be due and payable on September 9, 2016. Subject to obtaining commitments from existing or new lenders and satisfaction of other specified conditions, we may increase the Credit Facility to up to $195 million. As of December 31, 2011 there was no outstanding principal balance under the Credit Facility. However, as of December 31, 2011, our lenders had issued two letters of credit in the aggregate principal amount of $10.3 million in connection with the Molina Medicaid Solutions contracts with the states of Maine and Idaho, which reduces the amount available under the Credit Facility.

Borrowings under the Credit Facility will bear interest based, at our election, on the base rate plus an applicable margin or the Eurodollar rate. The base rate is, for any day, a rate of interest per annum equal to the highest of (i) the prime rate of interest announced from time to time by U.S. Bank or its parent, (ii) the sum of the federal funds rate for such day plus 0.50% per annum and (iii) the Eurodollar rate (without giving effect to the applicable margin) for a one month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1.00%. The Eurodollar rate is a reserve adjusted rate at which Eurodollar deposits are offered in the interbank Eurodollar market plus an applicable margin. In addition to interest payable on the principal amount of indebtedness outstanding from time to time under the Credit Facility, we are required to pay a quarterly commitment fee of 0.25% to 0.50% (based upon our leverage ratio) of the unused amount of the lenders' commitments under the Credit Facility. The initial commitment fee shall be set at 0.35% until our delivery of its financials for the year ended December 31, 2011. The applicable margins range between 0.75% to 1.75% for base rate loans and 1.75% to 2.75% for Eurodollar loans, in each case, based upon our leverage ratio.

Our obligations under the Credit Facility are secured by a lien on substantially all of our assets, with the exception of certain of our real estate assets, and by a pledge of the capital stock or membership interests of our operating subsidiaries and health plans (with the exception of the California health plan).

The Credit Facility includes usual and customary covenants for credit facilities of this type, including covenants limiting liens, mergers, asset sales, other fundamental changes, debt, acquisitions, dividends and other distributions, capital expenditures, and investments. The Credit Facility also requires us to maintain a ratio of total consolidated debt to total consolidated EBITDA of not more than 2.75 to 1.00 as of the end of each fiscal quarter and a fixed charge coverage ratio of not less than 1.75 to 1.00. At December 31, 2011, we were in compliance with all financial covenants under the Credit Facility.

In the event of a default, including cross-defaults relating to specified other debt in excess of $20 million, the lenders may terminate the commitments under the Credit Facility and declare the amounts outstanding, including all accrued interest and unpaid fees, payable immediately. In addition, the lenders may enforce any and all rights and remedies created under the Credit Facility or applicable law.

In connection with our entrance into the Credit Facility, on September 9, 2011, we terminated our existing credit agreement with Bank of America, dated March 9, 2005, as amended to date, which had provided us with a $150 million revolving credit facility. As of December 31, 2011 and December 31, 2010, there was no outstanding principal balance under this credit agreement.

***Term Loan***

On December 7, 2011, our wholly owned subsidiary Molina Center LLC entered into a Term Loan Agreement, dated as of December 1, 2011, with various lenders and East West Bank, as Administrative Agent (the "Administrative Agent"). Pursuant to the terms of the Term Loan Agreement, Molina Center LLC borrowed the aggregate principal amount of $48.6 million to finance a portion of the $81 million purchase price for the acquisition of the approximately 460,000 square foot office building, or Molina Center, located in Long Beach, California.

The outstanding principal amount under the Term Loan Agreement bears interest at the rate of 4.25% per annum from the date of the closing of the loan through December 31, 2011, and at the Eurodollar rate for each Interest Period (as defined below) commencing January 1, 2012. The Eurodollar rate is a per annum rate of interest equal to the greater of (a) the rate that is published in the Wall Street Journal as the London interbank offered rate for deposits in United States dollars, for a period of one month, two business days prior to the commencement of an Interest Period, multiplied by a statutory reserve rate established by the Board of Governors of the Federal Reserve System, or (b) 4.25%. The loan matures on November 30, 2018, and is subject to a 25-year amortization schedule that commences on January 1, 2012.

The Term Loan Agreement contains customary representations, warranties, and financial covenants. In the event of a default as described in the Term Loan Agreement, the outstanding principal amount under the Term

Loan Agreement will bear interest at a rate 5.00% per annum higher than the otherwise applicable rate. We have agreed to pay to the Administrative Agent a loan fee in the amount of $486,000 and an agency fee of $50,000. All amounts due under the Term Loan Agreement and related loan documents are secured by a security interest in the Molina Center in favor of and for the benefit of the Administrative Agent and the other lenders under the Term Loan Agreement.

***Convertible Senior Notes***

As of December 31, 2011, $187.0 million in aggregate principal amount of our 3.75% Convertible Senior Notes due 2014 (the "Notes") remain outstanding. The Notes rank equally in right of payment with our existing and future senior indebtedness. The Notes are convertible into cash and, under certain circumstances, shares of our common stock. The initial conversion rate is 31.9601 shares of our common stock per one thousand dollar principal amount of the Notes. This represents an initial conversion price of approximately $31.29 per share of our common stock. In addition, if certain corporate transactions that constitute a change of control occur prior to maturity, we will increase the conversion rate in certain circumstances. Prior to July 2014, holders may convert their Notes only under the following circumstances:

- During any fiscal quarter after our fiscal quarter ending December 31, 2007, if the closing sale price per share of our common stock, for each of at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, is greater than or equal to 120% of the conversion price per share of our common stock;
- During the five business day period immediately following any five consecutive trading day period in which the trading price per one thousand dollar principal amount of the Notes for each trading day of such period was less than 98% of the product of the closing price per share of our common stock on such day and the conversion rate in effect on such day; or
- Upon the occurrence of specified corporate transactions or other specified events.

On or after July 1, 2014, holders may convert their Notes at any time prior to the close of business on the scheduled trading day immediately preceding the stated maturity date regardless of whether any of the foregoing conditions is satisfied.

We will deliver cash and shares of our common stock, if any, upon conversion of each $1,000 principal amount of Notes, as follows:

- An amount in cash (the "principal return") equal to the sum of, for each of the 20 Volume-Weighted Average Price (VWAP) trading days during the conversion period, the lesser of the daily conversion value for such VWAP trading day and fifty dollars (representing 1/20th of one thousand dollars); and
- A number of shares based upon, for each of the 20 VWAP trading days during the conversion period, any excess of the daily conversion value above fifty dollars.

The proceeds from the issuance of the Notes have been allocated between a liability component and an equity component. We have determined that the effective interest rate of the Notes is 7.5%, principally based on the seven-year U.S. treasury note rate as of the October 2007 issuance date, plus an appropriate credit spread. The resulting debt discount is being amortized over the period the Notes are expected to be outstanding, as additional non-cash interest expense. As of December 31, 2011, we expect the Notes to be outstanding until their October 1, 2014 maturity date, for a remaining amortization period of 33 months. The Notes' if-converted value did not exceed their principal amount as of December 31, 2011. At December 31, 2011, the equity component of the Notes, net of the impact of deferred taxes, was $24.0 million. The following table provides the details of the liability amounts recorded:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (In thousands) | |
| Details of the liability component: | | |
| Principal amount | $187,000 | $187,000 |
| Unamortized discount | (17,474) | (22,986) |
| Net carrying amount | $169,526 | $164,014 |

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands) | | |
| Interest cost recognized for the period relating to the: | | | |
| Contractual interest coupon rate of 3.75% | $ 7,012 | $ 7,012 | $ 7,076 |
| Amortization of the discount on the liability component | 5,512 | 5,114 | 4,782 |
| Total interest cost recognized | $12,524 | $12,126 | $11,858 |

## 13. Income Taxes

The provision for income taxes consisted of the following:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands) | | |
| Current: | | | |
| Federal | $28,336 | $36,395 | $ 9,421 |
| State | 1,639 | 2,144 | (1,558) |
| Total current | 29,975 | 38,539 | 7,863 |
| Deferred: | | | |
| Federal | 14,028 | (4,717) | 1,924 |
| State | (167) | 700 | (2,498) |
| Total deferred | 13,861 | (4,017) | (574) |
| Total provision for income taxes | $43,836 | $34,522 | $ 7,289 |

A reconciliation of the effective income tax rate to the statutory federal income tax rate is as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands) | | |
| Taxes on income at statutory federal tax rate (35)% | $22,630 | $31,323 | $13,355 |
| State income taxes, net of federal benefit | 957 | 1,849 | (2,637) |
| Benefit for unrecognized tax benefits | (396) | (57) | (3,315) |
| Nondeductible goodwill | 20,485 | — | — |
| Other | 160 | 1,407 | (114) |
| Reported income tax expense | 43,836 | 34,522 | 7,289 |

Our effective tax rate is based on expected income, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant management estimates and judgments are required in determining our effective tax rate. We are routinely under audit by federal, state, or local authorities regarding the timing and amount of deductions, nexus of income among various tax jurisdictions, and compliance with federal, state, and local tax laws. We have pursued various strategies to reduce our federal, state and local taxes. As a result, we have reduced our state income tax expense due to California enterprise zone credits.

During 2011, excess tax benefits from shared-based compensation were $937,000. This amount was recorded as a decrease to income taxes payable and an increase to additional paid-in capital. During 2010 and 2009, tax-related deficiencies on share-based compensation were $673,000 and $718,000, respectively. Such amounts were recorded as adjustments to income taxes payable with a corresponding decrease to additional paid-in capital.

Deferred tax assets and liabilities are classified as current or non-current according to the classification of the related asset or liability. Significant components of our deferred tax assets and liabilities as of December 31, 2011 and 2010 were as follows:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (in thousands) | |
| Accrued expenses | $ 14,541 | $ 12,618 |
| Reserve liabilities | 1,292 | 877 |
| State taxes | (396) | (120) |
| Other accrued medical costs | 2,051 | 2,126 |
| Net operating losses | 27 | 27 |
| Unrealized gains | (316) | (254) |
| Unearned premiums | 4,139 | 3,517 |
| Prepaid expenses | (3,032) | (3,006) |
| Other, net | 21 | (69) |
| Deferred tax asset, net of valuation allowance — current | 18,327 | 15,716 |
| Accrued expenses | 223 | 791 |
| Reserve liabilities | 3,015 | 3,071 |
| State tax credit carryover | 2,609 | 1,960 |
| Net operating losses | 2,694 | 1,362 |
| Unrealized losses | 1,176 | 1,559 |
| Depreciation and amortization | (39,939) | (20,110) |
| Deferred compensation | 7,904 | 6,829 |
| Debt basis | (7,604) | (9,673) |
| Other, net | (278) | (830) |
| Valuation allowance | (2,927) | (1,194) |
| Deferred tax liability, net of valuation allowance — long term | (33,127) | (16,235) |
| Net deferred income tax liability | $(14,800) | $ (519) |

At December 31, 2011, we had federal and state net operating loss carryforwards of $397,000 and $57 million, respectively. The federal net operating loss begins expiring in 2018, and state net operating losses begin expiring in 2013. The utilization of the net operating losses is subject to certain limitations under federal law.

At December 31, 2011, we had California enterprise zone tax credit carryovers of $4 million which do not expire.

We evaluate the need for a valuation allowance taking into consideration the ability to carry back and carry forward tax credits and losses, available tax planning strategies and future income, including reversal of temporary differences. We have determined that as of December 31, 2011, $2.9 million of deferred tax assets did not satisfy the recognition criteria due to uncertainty regarding the realization of some of our state tax operating loss carryforwards. We increased our valuation allowance $1.7 million from $1.2 million at December 31, 2010 to $2.9 million as of December 31, 2011.

We recognize tax benefits only if the tax position is more likely than not to be sustained. We are subject to income taxes in the U.S. and numerous state jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

The rollforward of our unrecognized tax benefits is as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| Gross unrecognized tax benefits at beginning of period | $(10,962) | $ (4,128) | $(11,676) |
| Increases in tax positions for prior years | (137) | (6,891) | (3,748) |
| Decreases in tax positions for prior years | — | — | 6,804 |
| Settlements | — | — | 4,355 |
| Lapse in statute of limitations | 387 | 57 | 137 |
| Gross unrecognized tax benefits at end of period | $(10,712) | $(10,962) | $ (4,128) |

As of December 31, 2011, we had $10.7 million of unrecognized tax benefits of which $7.4 million, if fully recognized, would affect our effective tax rate. Approximately $8.4 million of the unrecognized tax benefits recorded at December 31, 2011 relate to a tax position claimed on a state refund claim that will not result in a cash payment for income taxes if our claim is denied. We expect that during the next 12 months it is reasonably possible that unrecognized tax benefit liabilities may decrease by as much as $8.9 million due the resolution to the state refund claim as well as the normal expiration of statute of limitations.

Our continuing practice is to recognize interest and/or penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2011, December 31, 2010, and December 31, 2009, we had accrued $65,000, $82,000, and $75,000, respectively, for the payment of interest and penalties.

We may be subject to examination by the Internal Revenue Service ("IRS") for calendar years 2008 through 2011. We are under examination, or may be subject to examination, in certain state and local jurisdictions, with the major jurisdictions being California, Missouri, and Michigan, for the years 2004 through 2011. Our subsidiary, HCLB, entered into a closing agreement with the IRS in December 2009 that successfully concluded with certainty the IRS examination of HCLB for the year ended May 2006.

## 14. Stockholders' Equity

*Securities Repurchase Program.* Effective as of October 26, 2011, our board of directors has authorized the repurchase of $75 million in aggregate of either our common stock or our convertible senior notes due 2014 (see Note 12, "Long-Term Debt"). The repurchase program will be funded with working capital or the Company's credit facility, and repurchases may be made from time to time on the open market or through privately negotiated transactions. The repurchase program extends through October 25, 2012, but the Company reserves the right to suspend or discontinue the program at any time. No securities were purchased under this program in 2011.

In late July 2011, our board of directors approved a stock repurchase program of up to $7.0 million, to be used to purchase shares of our common stock under a Rule 10b5-1 trading plan. Under this program, we purchased approximately 400,000 shares of our common stock for $7 million (average cost of approximately $17.47 per share) during August 2011. These purchases did not materially impact diluted earnings per share for the year ended December 31, 2011. Subsequently, we retired the $7.0 million of treasury shares purchased, which reduced additional paid-in capital as of December 31, 2011.

*Stock Split.* On April 27, 2011, we announced that our board of directors authorized a 3-for-2 stock split of our common stock to be effected in the form of a stock dividend of one share of our stock for every two shares outstanding. The dividend was distributed on May 20, 2011.

*Stock Plans.* In connection with the plans described in Note 16, "Share-Based Compensation," we issued approximately 752,000 shares of common stock, net of shares used to settle employees' income tax obligations, for the year ended December 31, 2011. Stock plan activity resulted in a $21.4 million increase to additional paid-in capital for the same period.

## 15. Employee Benefits

We sponsor a defined contribution 401(k) plan that covers substantially all full-time salaried and hourly employees of our company and its subsidiaries. Eligible employees are permitted to contribute up to the maximum amount allowed by law. We match up to the first 4% of compensation contributed by employees. Expense recognized in connection with our contributions to the 401(k) plan totaled $8.5 million, $5.9 million and $4.7 million in the years ended December 31, 2011, 2010, and 2009, respectively.

We also have a nonqualified deferred compensation plan for certain key employees. Under this plan, eligible participants may defer up to 100% of their base salary and 100% of their bonus to provide tax-deferred growth for retirement. The funds deferred are invested in corporate-owned life insurance, under a rabbi trust.

## 16. Share-Based Compensation

In 2011, we adopted the 2011 Equity Incentive Plan (the "2011 Plan") , which provides for the award of stock options, restricted stock, performance shares, and stock bonuses to the company's officers, employees, directors, consultants, advisors, and other service providers. The 2011 Plan allows for the issuance of 4.5 million shares of common stock.

At December 31, 2011, we had employee equity incentives outstanding under three plans: (1) the 2011 Plan; (2) the 2002 Equity Incentive Plan (from which equity incentives are no longer awarded); and (3) the 2000 Omnibus Stock and Incentive Plan (from which equity incentives are no longer awarded). On March 1, 2011, our chief executive officer, chief financial officer, and chief operating officer were awarded 150,000 shares, 112,500 shares, and 27,000 shares, respectively, of restricted stock with performance and service conditions. Each of the grants shall vest on March 1, 2012, provided that: (i) the Company's total operating revenue for 2011 is equal to or greater than $3.7 billion, and (ii) the respective officer continues to be employed by the Company as of March 1, 2012. In the event both vesting conditions are not achieved, the equity compensation awards shall lapse. As of December 31, 2011, we expect these awards to vest in full.

Restricted stock awards are granted with a fair value equal to the market price of our common stock on the date of grant, and generally vest in equal annual installments over periods up to four years from the date of grant. Stock option awards have an exercise price equal to the fair market value of our common stock on the date of grant, generally vest in equal annual installments over periods up to four years from the date of grant, and have a maximum term of ten years from the date of grant.

Under our employee stock purchase plan (the "ESPP"), eligible employees may purchase common shares at 85% of the lower of the fair market value of our common stock on either the first or last trading day of each six-month offering period. Each participant is limited to a maximum purchase of $25,000 (as measured by the fair value of the stock acquired) per year through payroll deductions. We issued 201,700 and 164,700 shares of our common stock under the ESPP during the years ended December 31, 2011 and 2010, respectively. In 2011, stockholders approved our 2011 ESPP, which superseded the 2002 Employee Stock Purchase Plan. The 2011 ESPP allows for the issuance of three million shares of common stock.

The following table illustrates the components of our stock-based compensation expense that are reported in general and administrative expenses in the consolidated statements of income:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | |
| | (In thousands) | | | | | |
| | Pretax Charges | Net-of-Tax Amount | Pretax Charges | Net-of-Tax Amount | Pretax Charges | Net-of-Tax Amount |
| Restricted stock awards | $15,914 | $ 9,946 | $8,007 | $5,044 | $5,789 | $3,589 |
| Stock options (including expense relating to our ESPP) | 1,138 | 712 | 1,524 | 960 | 1,696 | 1,052 |
| Total stock-based compensation expense | $17,052 | $10,658 | $9,531 | $6,004 | $7,485 | $4,641 |

As of December 31, 2011, there was $14.2 million of total unrecognized compensation expense related to unvested restricted stock awards, which we expect to recognize over a remaining weighted-average period of 1.8 years. This unrecognized compensation cost assumes an estimated forfeiture rate of 6.6% as of December 31, 2011. As of December 31, 2011, there was no remaining unrecognized compensation expense related to unvested stock options.

Unvested restricted stock and restricted stock activity for the year ended December 31, 2011 is summarized below:

| | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Unvested balance as of December 31, 2010 | 1,253,624 | $15.55 |
| Granted | 792,300 | 23.21 |
| Vested | (520,071) | 17.76 |
| Forfeited | (89,971) | 15.60 |
| Unvested balance as of December 31, 2011 | 1,435,882 | 18.97 |

The total fair value of restricted shares granted during the year ended December 31, 2011, 2010, and 2009 was $18.4 million, $12.7 million, and $8.0 million, respectively. The total fair value of restricted shares vested during the year ended December 31, 2011, 2010, and 2009 was $12.2 million, $6.4 million, and $3.2 million, respectively.

Stock option activity for the year ended December 31, 2011 is summarized below:

| | Shares | Weighted Average Grant Date Fair Value | Average Intrinsic Value | Weighted Average Remaining Contractual term |
|---|---|---|---|---|
| | | | (In thousands) | (Years) |
| Stock options outstanding as of December 31, 2010 | 770,421 | $20.39 | | |
| Exercised | (195,672) | 18.82 | | |
| Forfeited | (21,700) | 21.45 | | |
| Stock options outstanding as of December 31, 2011 | 553,049 | 20.91 | $1,435 | 3.9 |
| Stock options exercisable and expected to vest as of December 31, 2011 | 553,049 | 20.91 | $1,435 | 3.9 |
| Exercisable as of December 31, 2011 | 550,799 | 20.90 | $1,435 | 3.9 |

The following is a summary of information about stock options outstanding and exercisable at December 31, 2011:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted-Average Remaining Contractual Life (Years) | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
| $11.32 – $19.11 | 231,861 | 3.2 | $17.31 | 231,861 | $17.31 |
| $20.03 – $21.59 | 184,275 | 5.0 | 20.86 | 184,275 | 20.86 |
| $21.72 – $29.53 | 136,913 | 3.7 | 27.07 | 134,663 | 27.13 |
| | 553,049 | | | 550,799 | |

## 17. Related Party Transactions

We have an equity investment in a medical service provider that provides certain vision services to our members. We account for this investment under the equity method of accounting because we have an ownership interest in the investee that confers significant influence over operating and financial policies of the investee. As of December 31, 2011, and 2010 our carrying amount for this investment amounted to $3.9 million, and $3.8 million, respectively. For the years ended December 31, 2011, 2010, and 2009, we paid $24.3 million, $22.0 million, and $21.8 million, respectively, for medical service fees to this provider.

We are a party to a fee-for-service agreement with Pacific Hospital of Long Beach ("Pacific Hospital"). Until October 2010, Pacific Hospital was owned by Abrazos Healthcare, Inc., the shares of which are held as community property by the husband of Dr. Martha Bernadett, the sister of Dr. J. Mario Molina, our Chief Executive Officer, and John Molina, our Chief Financial Officer. Amounts paid to Pacific Hospital under the terms of this fee-for-service agreement were $0.7 million, $1.0 million, and $0.7 million, for the years ended December 31, 2011, 2010 and 2009, respectively. As of October 2010, Pacific Hospital was no longer owned by Abrazos Healthcare, Inc. or any other related party to the Company.

## 18. Commitments and Contingencies

### *Leases*

We lease office space, clinics, equipment, and automobiles under agreements that expire at various dates through 2018. Future minimum lease payments by year and in the aggregate under all non-cancelable operating leases consist of the following approximate amounts:

| | (In thousands) |
|---|---|
| 2012 | $ 25,553 |
| 2013 | 22,425 |
| 2014 | 18,511 |
| 2015 | 14,544 |
| 2016 | 7,794 |
| Thereafter | 12,597 |
| Total minimum lease payments | $101,424 |

Rental expense related to these leases amounted to $23.1 million, $25.1 million, and $20.8 million for the years ended December 31, 2011, 2010, and 2009, respectively.

### *Employment Agreements*

In 2002 we entered into employment agreements with our Chief Executive Officer and Chief Financial Officer, which have been amended and restated as of December 31, 2009. These employment agreements had initial terms of one to three years and are subject to automatic one-year extensions thereafter. Should the executives be terminated without cause or resign for good reason before a change of control, as defined, we will pay one year's base salary and termination bonus, as defined, in addition to full vesting of 401(k) employer contributions and stock-based awards, and a cash sum equal in value to health and welfare benefits provided for 18 months. If the executives are terminated for cause, no further payments are due under the contracts.

If termination occurs within two years following a change of control, the executives will receive two times their base salary and termination bonus, in addition to full vesting of 401(k) employer contributions and stock-based awards, and a cash sum equal in value to health and welfare benefits provided for three years.

### *Legal Proceedings*

The health care and business process outsourcing industries are subject to numerous laws and regulations of federal, state, and local governments. Compliance with these laws and regulations can be subject to government review and interpretation, as well as regulatory actions unknown and unasserted at this time. Penalties associated with violations of these laws and regulations include significant fines and penalties, exclusion from participating in publicly funded programs, and the repayment of previously billed and collected revenues.

We are involved in legal actions in the ordinary course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. We have accrued liabilities for certain matters for which we deem the loss to be both probable and estimable. Although we believe that our estimates of such losses are reasonable, these estimates could change as a result of further developments of these matters. The outcome of legal actions is inherently uncertain and such pending matters for which accruals have not been established have not progressed sufficiently through discovery and/or development of important factual information and legal issues to enable us to estimate a range of possible loss, if any. While it is not possible to accurately predict or determine the eventual outcomes of these items, an adverse determination in one or more of these pending matters could have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

### *Professional Liability Insurance*

We carry medical professional liability insurance for health care services rendered through our clinics in California, Virginia and Washington. Claims-made coverage under the policies for California and Washington is $1.0 million per occurrence with an annual aggregate limit of $3.0 million for Washington, beginning in 2010, and for California, each of the years ended December 31, 2011, 2010, and 2009. Claims-made coverage under the Virginia policy is $2.0 million per occurrence with an annual aggregate limit of $6.0 million for each of the years ended December 31, 2011 and 2010, and beginning July 1, 2008. We also carry claims-made managed care errors and omissions professional liability insurance for our health plan operations. This insurance is subject to a coverage limit of $15.0 million per occurrence and $15.0 million in the aggregate for each policy year.

### *Provider Claims*

Many of our medical contracts are complex in nature and may be subject to differing interpretations regarding amounts due for the provision of various services. Such differing interpretations have led certain medical providers to pursue us for additional compensation. The claims made by providers in such circumstances often involve issues of contract compliance, interpretation, payment methodology, and intent. These claims often extend to services provided by the providers over a number of years.

Various providers have contacted us seeking additional compensation for claims that we believe to have been settled. These matters, when finally concluded and determined, will not, in our opinion, have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.

### *Regulatory Capital and Dividend Restrictions*

Our health plans are subject to state laws and regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment, and amount of dividends and other distributions that may be paid to us as the sole stockholder. To the extent the subsidiaries must comply with these regulations, they may not have the financial flexibility to transfer funds to us. The net assets in these subsidiaries (after intercompany eliminations) which may not be transferable to us in the form of loans, advances, or cash dividends was $492.4 million at December 31, 2011, and $397.8 million at December 31, 2010.

The National Association of Insurance Commissioners, or NAIC, adopted rules effective December 31, 1998, which, if implemented by the states, set minimum capitalization requirements for insurance companies, HMOs, and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital, or RBC, rules. Michigan, Missouri, New Mexico, Ohio, Texas, Utah, Washington, and Wisconsin have adopted these rules, which may vary from state to state. California and Florida have not yet adopted NAIC risk-based capital requirements for HMOs and have not formally given notice of their intention to do so. Such requirements, if adopted by California and Florida, may increase the minimum capital required for those states.

As of December 31, 2011, our health plans had aggregate statutory capital and surplus of approximately $509.9 million compared with the required minimum aggregate statutory capital and surplus of approximately $265.7 million. All of our health plans were in compliance with the minimum capital requirements at December 31, 2011. We have the ability and commitment to provide additional capital to each of our health plans when necessary to ensure that statutory capital and surplus continue to meet regulatory requirements.

### *New Markets Tax Credit*

During the fourth quarter of 2011 our New Mexico data center subsidiary entered into a financing transaction with Wells Fargo Community Investment Holdings, LLC, or Wells Fargo, its wholly owned subsidiary New Mexico Healthcare Data Center Investment Fund, LLC, or Investment Fund, and certain of Wells Fargo's affiliated Community Development Entities, or CDEs, in connection with our participation in the federal government's New Markets Tax Credit Program, or NMTC. The NMTC was established by Congress in 2000 to facilitate new or increased investments in businesses and real estate projects in low-income communities. The NMTC attracts investment capital to low-income communities by permitting investors to receive a tax credit against their federal income tax return in exchange for equity investments in specialized financial institutions called CDEs which provide financing to qualified active businesses operating in low-income communities. The credit totals 39 percent of the original investment amount and is claimed over a period of seven years (five percent for each of the first three years, and six percent for each of the remaining four years). The investment in the CDE cannot be redeemed before the end of the seven-year period.

In the fourth quarter of 2011, as a result of a series of simultaneous financing transactions, Wells Fargo made a capital contribution of $5.9 million in and Molina Healthcare, Inc. made a loan in the principal amount of $15.5 million to the Investment Fund. The Investment Fund then contributed the proceeds to certain CDEs, which, in turn, loaned the proceeds of $20.9 million to our New Mexico data center subsidiary. Wells Fargo will be entitled to claim the NMTC while we effectively received net loan proceeds equal to Wells Fargo contribution to the Investment Fund or approximately $5.9 million. Additionally, financing costs incurred in structuring the arrangement amounting to $1.2 million were deferred and will be recognized as expense over the term of the loans. This transaction also includes a put/call feature that becomes enforceable at the end of the seven-year compliance period. Wells Fargo may exercise its put option or we can exercise the call, both of which will serve to transfer the debt obligation to us. Incremental costs to maintain the structure during the compliance period will be recognized as incurred.

We have determined that the financing arrangement with Investment Fund and CDEs is a variable interest entity, or VIE, and that we are the primary beneficiary of the VIE. We reached this conclusion based on the following:

- The ongoing activities of the VIE — collecting and remitting interest and fees and NMTC compliance — were all considered in the initial design and are not expected to significantly affect economic performance throughout the life of the VIE;
- Contractual arrangements obligate us to comply with NMTC rules and regulations and provide various other guarantees to Investment Fund and CDEs;
- Wells Fargo lacks a material interest in the underling economics of the project; and
- We are obligated to absorb losses of the VIE.

Because we are the primary beneficiary of the VIE, we have included it in our consolidated financial statements. Wells Fargo's contribution of $5.9 million is included in cash at December 31, 2011 and the offsetting Wells Fargo interest in the financing arrangement is included in other liabilities in the accompanying consolidated balance sheets.

As described above, this transaction also includes a put/call provision whereby we may be obligated or entitled to repurchase Wells Fargo's interest in the Investment Fund. The value attributed to the put/call is nominal. The NMTC is subject to 100% recapture for a period of seven years as provided in the Internal Revenue Code and applicable U.S. Treasury regulations. We are required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangement. Non-compliance with applicable requirements could result in Wells Fargo's projected tax benefits not being realized and, therefore, require us to indemnify Wells Fargo for any loss or recapture of NMTCs related to the financing until such time as the recapture provisions have expired under the applicable statute of limitations. We do not anticipate any credit recaptures will be required in connection with this arrangement.

## 19. Segment Reporting

We report our financial performance based on two reportable segments: Health Plans and Molina Medicaid Solutions. Our reportable segments are consistent with how we manage the business and view the markets we serve. Our Health Plans segment consists of our state health plans which serve Medicaid populations in ten states, and also includes our smaller direct delivery line of business. Our state health plans represent operating segments that have been aggregated for reporting purposes because they share similar economic characteristics.

Our Molina Medicaid Solutions segment provides design, development, implementation; business process outsourcing solutions; hosting services; and information technology support services to Medicaid agencies in an additional five states. The Molina Medicaid Solutions segment was added to our internal financial reporting structure when we acquired this business in the second quarter of 2010.

We rely on an internal management reporting process that provides segment information to the operating income level for purposes of making financial decisions and allocating resources. The accounting policies of the segments are the same as those described in Note 2, "Significant Accounting Policies." The cost of services shared between the Health Plans and Molina Medicaid Solutions segments is charged to the Health Plans segment.

Molina Medicaid Solutions was acquired on May 1, 2010; therefore, the year ended December 31, 2010 includes only eight months of operating results for this segment. Operating segment information is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In thousands) | |
| **Segment Information:** | | | |
| **Revenue:** | | | |
| Health Plans: | | | |
| Premium revenue | $4,603,407 | $3,989,909 | $3,660,207 |
| Investment income | 5,539 | 6,259 | 9,149 |
| Rental income | 547 | — | — |
| Molina Medicaid Solutions: | | | |
| Service revenue | 160,447 | 89,809 | — |
| | $4,769,940 | $4,085,977 | $3,669,356 |
| **Depreciation and amortization:** | | | |
| Health Plans | $ 45,734 | $ 42,282 | $ 38,110 |
| Molina Medicaid Solutions | 28,649 | 18,483 | — |
| | $ 74,383 | $ 60,765 | $ 38,110 |
| **Operating Income:** | | | |
| Health Plans | $ 78,110 | $ 102,392 | $ 51,934 |
| Molina Medicaid Solutions | 2,063 | 2,609 | — |
| Total operating income | 80,173 | 105,001 | 51,934 |
| Interest expense | 15,519 | 15,509 | 13,777 |
| Income before income taxes | $ 64,654 | $ 89,492 | $ 38,157 |

| | As of December 31, | |
|---|---|---|
| | 2011 | 2010 |
| **Goodwill and intangible assets, net:** | | |
| Health Plans | $ 159,963 | $ 208,945 |
| Molina Medicaid Solutions | 95,787 | 108,783 |
| | $ 255,750 | $ 317,728 |
| **Total assets:** | | |
| Health Plans | $1,425,764 | $1,333,599 |
| Molina Medicaid Solutions | 226,382 | 175,615 |
| | $1,652,146 | $1,509,214 |

## 20. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2011 and 2010.

| | For The Quarter Ended, | | | |
|---|---|---|---|---|
| | March 31, 2011 | June 30, 2011 | September 30, 2011 | December 31, 2011 |
| | (In thousands) | | | |
| Premium revenue | $1,081,438 | $1,128,770 | $1,138,230 | $1,254,969 |
| Service revenue | 36,674 | 36,888 | 37,728 | 49,157 |
| Operating income | 31,300 | 31,410 | 33,566 | (16,103) |
| Income before income taxes | 27,697 | 27,727 | 29,186 | (19,956) |
| Net income | 17,388 | 17,440 | 18,950 | (32,960) |
| Net income per share(1): | | | | |
| Basic | $ 0.38 | $ 0.38 | $ 0.41 | $ (0.72) |
| Diluted | $ 0.38 | $ 0.38 | $ 0.41 | $ (0.72) |

| | For The Quarter Ended, | | | |
|---|---|---|---|---|
| | March 31, 2010 | June 30, 2010 | September 30, 2010 | December 31, 2010 |
| | (In thousands) | | | |
| Premium revenue | $965,220 | $976,685 | $1,005,115 | $1,042,889 |
| Service revenue | — | 21,054 | 32,271 | 36,484 |
| Operating income | 20,438 | 21,178 | 29,953 | 33,432 |
| Income before income taxes | 17,081 | 17,079 | 25,353 | 29,979 |
| Net income | 10,590 | 10,579 | 16,173 | 17,628 |
| Net income per share(1)(2): | | | | |
| Basic | $ 0.28 | $ 0.27 | $ 0.38 | $ 0.39 |
| Diluted | $ 0.27 | $ 0.27 | $ 0.38 | $ 0.39 |

(1) All applicable share and per-share amounts reflect retroactive effects of the three-for-two common stock split in the form of a stock dividend that was effective May 20, 2011.

(2) Potentially dilutive shares issuable pursuant to our 2007 offering of convertible senior notes were not included in the computation of diluted net income per share because to do so would have been anti-dilutive for the years ended December 31, 2011, and 2010.

## 21. Condensed Financial Information of Registrant

Following are our parent company only condensed balance sheets as of December 31, 2011 and 2010, and our condensed statements of income and condensed statements of cash flows for each of the three years in the period ended December 31, 2011.

### Condensed Balance Sheets

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (Amounts in thousands, except per-share data) | |
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 14,650 | $ 57,020 |
| Investments | 2,010 | 2,000 |
| Income tax refundable | 14,126 | 1,928 |
| Deferred income taxes | 9,133 | 7,006 |
| Due from affiliates | 60,569 | 19,059 |
| Prepaid and other current assets | 10,467 | 11,009 |
| Total current assets | 110,955 | 98,022 |
| Property and equipment, net | 82,437 | 81,445 |
| Goodwill | 53,769 | 58,719 |
| Auction rate securities | 4,694 | 6,046 |
| Investments in subsidiaries | 740,345 | 702,096 |
| Advances to related parties and other assets | 32,473 | 16,397 |
| | $1,024,673 | $962,725 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | $ 71,392 | $ 56,910 |
| Long-term debt | 169,526 | 164,014 |
| Deferred income taxes | 16,909 | 8,425 |
| Other long-term liabilities | 11,773 | 14,319 |
| Total liabilities | 269,600 | 243,668 |
| **Stockholders' equity (1):** | | |
| Common stock, $0.001 par value; 80,000 shares authorized; outstanding: 45,815 shares at December 31, 2011 and 45,463 shares at December 31, 2010 | 46 | 45 |
| Preferred stock, $0.001 par value; 20,000 shares authorized, no shares issued and outstanding | — | — |
| Paid-in capital | 266,022 | 251,612 |
| Accumulated other comprehensive loss | (1,405) | (2,192) |
| Retained earnings | 490,410 | 469,592 |
| Total stockholders' equity | 755,073 | 719,057 |
| | $1,024,673 | $962,725 |

(1) All applicable share and per-share amounts reflect the retroactive effects of the three-for-two common stock split in the form of a stock dividend that was effective May 20, 2011.

## Condensed Statements of Income

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (In thousands) | | |
| **Revenue:** | | | |
| Management fees and other operating revenue | $308,287 | $238,883 | $218,911 |
| Investment income | 81 | 1,153 | 1,540 |
| Total revenue | 308,368 | 240,036 | 220,451 |
| **Expenses:** | | | |
| Medical care costs | 31,672 | 30,582 | 26,865 |
| General and administrative expenses | 272,302 | 218,834 | 160,792 |
| Depreciation and amortization | 31,355 | 27,166 | 25,223 |
| Total expenses | 335,329 | 276,582 | 212,880 |
| Gain on purchase of convertible senior notes | — | — | 1,532 |
| Operating (loss) income | (26,961) | (36,546) | 9,103 |
| Interest expense | 14,958 | 15,500 | 13,770 |
| Loss before income taxes and equity in net income of subsidiaries | (41,919) | (52,046) | (4,667) |
| Income tax benefit | (14,826) | (16,936) | (3,755) |
| Net loss before equity in net income of subsidiaries | (27,093) | (35,110) | (912) |
| Equity in net income of subsidiaries | 47,911 | 90,080 | 31,780 |
| Net income | $ 20,818 | $ 54,970 | $ 30,868 |

## Condensed Statements of Cash Flows

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In thousands) | |
| **Operating activities:** | | | |
| Cash provided by operating activities | $ 28,606 | $ 19,380 | $ 40,551 |
| **Investing activities:** | | | |
| Net dividends from and capital contributions to subsidiaries | 27,872 | 70,800 | 21,960 |
| Purchases of investments | (2,020) | (2,019) | (3,844) |
| Sales and maturities of investments | 3,760 | 14,083 | 12,669 |
| Cash paid in business combinations | — | (139,762) | (2,894) |
| Purchases of equipment | (30,930) | (40,419) | (32,245) |
| Changes in amounts due to and due from affiliates | (50,090) | (5,723) | (17,074) |
| Change in other assets and liabilities | (20,441) | 829 | (540) |
| Net cash used in investing activities | (71,849) | (102,211) | (21,968) |
| **Financing activities:** | | | |
| Proceeds from common stock offering, net of issuance costs | — | 111,131 | — |
| Amount borrowed under credit facility | — | 105,000 | — |
| Repayment of amount borrowed under credit facility | — | (105,000) | — |
| Treasury stock repurchases | (7,000) | — | (27,712) |
| Purchase of convertible senior notes | — | — | (9,653) |
| Payment of credit facility fees | (1,125) | (1,671) | — |
| Excess tax benefits from employee stock compensation | 1,651 | 295 | 31 |
| Proceeds from exercise of stock options and employee stock plan purchases | 7,347 | 4,056 | 2,015 |
| Net cash provided by (used in) financing activities | 873 | 113,811 | (35,319) |
| Net (decrease) increase in cash and cash equivalents | (42,370) | 30,980 | (16,736) |
| Cash and cash equivalents at beginning of year | 57,020 | 26,040 | 42,776 |
| Cash and cash equivalents at end of year | $ 14,650 | $ 57,020 | $ 26,040 |

## Notes to Condensed Financial Information of Registrant

### Note A — Basis of Presentation

Molina Healthcare, Inc. (Registrant) was incorporated on July 24, 2002. Prior to that date, Molina Healthcare of California (formerly known as Molina Medical Centers) operated as a California health plan and as the parent company for Molina Healthcare of Utah, Inc. and Molina Healthcare of Michigan, Inc. In June 2003, the employees and operations of the corporate entity were transferred from Molina Healthcare of California to the Registrant.

The Registrant's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The parent company-only financial statements should be read in conjunction with the consolidated financial statements and accompanying notes.

### Note B — Transactions with Subsidiaries

The Registrant provides certain centralized medical and administrative services to its subsidiaries pursuant to administrative services agreements, including medical affairs and quality management, health education, credentialing, management, financial, legal, information systems and human resources services. Fees are based on the fair market value of services rendered and are recorded as operating revenue. Payment is subordinated to the subsidiaries' ability to comply with minimum capital and other restrictive financial requirements of the states in which they operate. Charges in 2011, 2010, and 2009 for these services totaled $307.9 million, $238.5 million, and $218.6 million, respectively, which are included in operating revenue.

The Registrant and its subsidiaries are included in the consolidated federal and state income tax returns filed by the Registrant. Income taxes are allocated to each subsidiary in accordance with an intercompany tax allocation agreement. The agreement allocates income taxes in an amount generally equivalent to the amount which would be expensed by the subsidiary if it filed a separate tax return. Net operating loss benefits are paid to the subsidiary by the Registrant to the extent such losses are utilized in the consolidated tax returns.

### Note C — Capital Contribution and Dividends

During 2011, 2010, and 2009, the Registrant received dividends from its subsidiaries totaling $76.6 million, $81.3 million, and $76.7 million, respectively. Such amounts have been recorded as a reduction to the investments in the respective subsidiaries.

During 2011, 2010, and 2009, the Registrant made capital contributions to certain subsidiaries totaling $58.4 million, $10.5 million, and $54.7 million, respectively, primarily to comply with minimum net worth requirements and to fund contract acquisitions. Such amounts have been recorded as an increase in investment in the respective subsidiaries.

### Note D — Related Party Transactions

The Registrant has an equity investment in a medical service provider that provides certain vision services to its members. The Registrant accounts for this investment under the equity method of accounting because the Registrant has an ownership interest in the investee that confers significant influence over operating and financial policies of the investee. As of December 31, 2010 and 2009, the Registrant's carrying amount for this investment totaled $3.9 million and $3.8 million, respectively. For the years ended December 31, 2011, 2010, and 2009, the Registrant paid $24.3 million, $22.0 million, and $21.8 million, respectively, for medical service fees to this provider.

The Registrant is a party to a fee-for-service agreement with Pacific Hospital of Long Beach ("Pacific Hospital"). Until October 2010, Pacific Hospital was owned by Abrazos Healthcare, Inc., the shares of which are held as community property by the husband of Dr. Martha Bernadett, the sister of Dr. J. Mario Molina, our Chief Executive Officer, and John Molina, our Chief Financial Officer. Amounts paid to Pacific Hospital under the terms of this fee-for-service agreement were $0.7 million, $1.0 million, and $0.7 million, for the years ended December 31, 2011, 2010, and 2009, respectively. As of October 2010, Pacific Hospital was no longer owned by Abrazos Healthcare, Inc. or any other related party to the Company.

## 22. Subsequent Events

### *Missouri Health Plan*

On February 17, 2012, the Division of Purchasing of the Missouri Office of Administration notified us that we were not awarded a contract under the Missouri HealthNet Managed Care Request for Proposal. As a result, our existing contract with the state will expire without renewal on June 30, 2012.

### *Molina Healthcare Insurance Company*

Effective February 17, 2012, we sold our wholly owned insurance subsidiary, Molina Healthcare Insurance Company. To be recorded in the first quarter of 2012, the transaction will result in the elimination of both the noncurrent receivable and liability for ceded life and annuity contracts, each amounting to approximately $23.4 million as of December 31, 2011. Additionally, a gain of approximately $2 million is expected to be recorded upon closing of the transaction.

## Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosures*

None.

## Item 9A. *Controls and Procedures*

*Disclosure Controls and Procedures:* Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the "Exchange Act"). Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. We maintain controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the Securities and Exchange Commission, and to process, summarize and disclose this information within the time periods specified in the rules of the Securities and Exchange Commission.

*Evaluation of Disclosure Controls and Procedures:* Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an evaluation of the design and operation of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

*Changes in Internal Controls:* There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

*Management's Report on Internal Control over Financial Reporting:* Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. However, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and reporting.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework.*

Based on our assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2011, based on those criteria.

The effectiveness of the Company's internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing on page 110 of this Annual Report on Form 10-K, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2011.

**Item 9B.** ***Other Information***

None.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
of Molina Healthcare, Inc.

We have audited Molina Healthcare, Inc.'s (the "Company's") internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Molina Healthcare, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Molina Healthcare, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 29, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Los Angeles, California
February 29, 2012

## PART III

### Item 10. *Directors, Executive Officers, and Corporate Governance*

Pursuant to General Instruction G(3) to Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K, information regarding our executive officers is provided in Item 1 of Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant," and will also appear in our definitive proxy statement for our 2012 Annual Meeting of Stockholders. The remaining information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K will be included under the headings "Election of Directors," "Corporate Governance," and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for our 2012 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

### Item 11. *Executive Compensation*

The information required by Items 402, 407(e)(4), and (e)(5) of Regulation S-K will be included under the headings "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in our definitive proxy statement for our 2012 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

### Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item regarding our equity compensation plans is set forth in Part II, Item 5 of this report and incorporated herein by reference. The remaining information required by Item 403 of Regulation S-K will be included under the heading "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for our 2012 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

### Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by Items 404 and 407(a) of Regulation S-K will be included under the headings "Certain Relationships and Transactions" and "Corporate Governance" in our definitive proxy statement for our 2012 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

### Item 14. *Principal Accountant Fees and Services*

The information required by Item 9(e) of Schedule 14A will be included under the heading "Independent Registered Public Accounting Firm" in our definitive proxy statement for our 2012 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

# PART IV

## Item 15. *Exhibits and Financial Statement Schedules*

(a) The consolidated financial statements and exhibits listed below are filed as part of this report.

(1) The Company's consolidated financial statements, the notes thereto and the report of the Independent Registered Public Accounting Firm are on pages 64 through 108 of this Annual Report on Form 10-K and are incorporated by reference.

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets — At December 31, 2011 and 2010

Consolidated Statements of Income — Years ended December 31, 2011, 2010, and 2009

Consolidated Statements of Stockholders' Equity — Years ended December 31, 2011, 2010, and 2009

Consolidated Statements of Cash Flows — Years ended December 31, 2011, 2010, and 2009

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

None of the schedules apply, or the information required is included in the Notes to the Consolidated Financial Statements.

(3) Exhibits

Reference is made to the accompanying Index to Exhibits.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the undersigned registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 29th day of February, 2012.

MOLINA HEALTHCARE, INC.

By: /s/ Joseph M. Molina, M.D.

**Joseph M. Molina, M.D.**
**Chief Executive Officer**
**(Principal Executive Officer)**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Joseph M. Molina<br>**Joseph M. Molina, M.D.** | Chairman of the Board, Chief Executive Officer, and President<br>(Principal Executive Officer) | February 29, 2012 |
| /s/ John C. Molina<br>**John C. Molina, J.D.** | Director, Chief Financial Officer, and Treasurer<br>(Principal Financial Officer) | February 29, 2012 |
| /s/ Joseph W. White<br>**Joseph W. White, CPA, MBA** | Chief Accounting Officer<br>(Principal Accounting Officer) | February 29, 2012 |
| /s/ Garrey E. Carruthers, Ph.D.<br>**Garrey E. Carruthers, Ph.D.** | Director | February 29, 2012 |
| /s/ Charles Z. Fedak<br>**Charles Z. Fedak, CPA, MBA** | Director | February 29, 2012 |
| /s/ Frank E. Murray<br>**Frank E. Murray, M.D.** | Director | February 29, 2012 |
| /s/ Steven Orlando<br>**Steven Orlando, CPA (inactive)** | Director | February 29, 2012 |
| /s/ Sally K. Richardson<br>**Sally K. Richardson** | Director | February 29, 2012 |
| /s/ Ronna Romney<br>**Ronna Romney** | Director | February 29, 2012 |
| /s/ John P. Szabo, Jr.<br>**John P. Szabo, Jr.** | Director | February 29, 2012 |

MOLINA®
HEALTHCARE

**Your Extended Family.**

200 Oceangate, Suite 100
Long Beach, CA 90802

www.MolinaHealthcare.com



9257CORP1211